FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2018.

LETTER TO SHAREHOLDERS AND FINANCIAL

STATEMENTS FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2018

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	12.31.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	7	99,105,461	38,235,942	48,164,949
Cash		15,570,831	7,977,326	14,176,643
Financial institutions and correspondents		83,534,630	30,258,616	33,988,306
Argentine Central Bank (BCRA)		75,503,977	29,427,394	31,248,052
Other in the country and abroad		8,030,653	831,222	2,740,254
Debt securities at fair value through profit or loss	8	7,508,099	5,795,638	3,671,503
Derivatives	9	591,418	142,745	53,723
Repo transactions	10	12,861,116	6,329,939	58,322
Other financial assets	11	9,647,526	2,664,139	825,117
Loans and other financing	12	181,422,347	127,597,290	78,560,081
Non-financial government sector		207	218	98,819
Argentine Central Bank (BCRA)		383	—	—
Other financial institutions		9,583,842	4,608,947	2,661,976
Non-financial private sector and residents abroad		171,837,915	122,988,125	75,799,286
Other debt securities	13	23,742,631	16,298,834	9,194,483
Financial assets pledged as collateral	14	4,703,064	3,250,464	2,184,194
Current income tax assets	15 a)	385	9,340	1,521
Investments in equity instruments	16	129,538	127,287	70,808
Investments in associates	17	1,752,322	889,433	944,687
Property and equipment	18 and Exhibit F	9,816,116	9,511,535	8,304,890
Intangible assets	19 and Exhibit G	510,912	344,447	242,151
Deferred income tax assets		194,036	21,053	7,112
Other non-financial assets	20	2,135,859	1,530,269	1,468,920
Non-current assets held for sale	21	493,373	196,379	—

TOTAL ASSETS		354,614,203	212,944,734	153,752,461

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	12.31.18	12.31.17	12.31.16
LIABILITIES
Deposits	22 and Exhibit H	259,509,061	153,934,671	114,610,296
Non-financial government sector		1,544,761	1,042,016	2,640,909
Financial sector		294,122	166,970	222,974
Non-financial private sector and residents abroad		257,670,178	152,725,685	111,746,413
Liabilities at fair value through profit or loss	23	692,270	—	—
Derivative instruments	9	1,377,259	229,775	58,305
Repo transactions	10	14,321	285,410	135,139
Other financial liabilities	24	28,189,392	14,002,353	7,785,545
Financing received from the BCRA and other financial institutions	25	5,527,525	691,295	705,080
Corporate bonds issued	26	2,473,690	2,052,490	1,786,285
Current income tax liabilities	15 b)	3,676,444	1,468,295	1,104,739
Provisions	27 and Exhibit J	3,620,723	2,127,857	901,519
Deferred income tax liabilities		57,725	455,851	987,329
Other non-financial liabilities	28	10,894,016	7,459,677	5,588,729

TOTAL LIABILITIES		316,032,426	182,707,674	133,662,966

EQUITY
Share capital	29	612,660	612,660	536,878
Non-capitalized contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserves		17,424,932	14,516,667	11,783,995
Retained earnings		3,856,405	3,254,877	3,432,847
Other accumulated comprehensive income		(4,975)	16,083	103,510
Income for the year		9,613,687	4,479,793	3,465,702

Equity attributable to owners of the Parent		38,551,665	29,929,036	19,818,422
Equity attributable to non-controlling interests		30,112	308,024	271,073

TOTAL EQUITY		38,581,777	30,237,060	20,089,495

TOTAL LIABILITIES AND EQUITY		354,614,203	212,944,734	153,752,461

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 12.31.18	Accumulated as of 12.31.17
Interest income	30	47,449,663	21,850,086
Interest expense	31	(21,320,349)	(7,327,012)

Net interest income		26,129,314	14,523,074

Commission income	32	11,723,059	6,872,334
Commission expenses	33	(6,927,136)	(4,306,321)

Net commission income		4,795,923	2,566,013

Net income from financial instruments at fair value through profit or loss	34	106,620	2,639,026
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	35	(121,400)	6,723
Foreign exchange and gold gains/(losses)	36	5,306,709	2,099,742
Other operating income	37	4,862,125	3,906,097
Loan loss allowances	Exhibit R	(3,461,077)	(1,704,000)

Net operating income		37,618,214	24,036,675

Personnel benefits	38	(8,961,174)	(6,875,018)
Administrative expenses	39	(7,177,071)	(5,160,421)
Depreciation and amortization	40	(876,371)	(650,873)
Other operating expenses	41	(7,651,564)	(5,659,371)

Operating income		12,952,034	5,690,992

Income from associates		780,554	433,939

Income before income tax		13,732,588	6,124,931

Income tax	15 c)	(4,027,412)	(1,607,976)

Income for the year		9,705,176	4,516,955

Income for the year attributable to:
Owners of the Parent		9,613,687	4,479,793
Non-controlling interests		91,489	37,162

EARNINGS PER SHARE

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Numerator:
Net income attributable to owners of the Parent	9,613,687	4,479,793
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	9,613,687	4,479,793
Denominator:
Weighted average of outstanding common shares for the year	612,659,638	569,909,668
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,659,638	569,909,668
Basic earnings per share (stated in thousands of pesos)	15.6917	7.8605
Diluted earnings per share (stated in thousands of pesos) (1)	15.6917	7.8605

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	Accumulated as of 12.31.18	Accumulated as of 12.31.17
Income for the year	9,705,176	4,516,955
Other comprehensive income components to be reclassified to income/(loss) for the year:
Profit or losses from financial instruments at fair value through OCI (Item 4.1.2a of IFRS 9)
Income /(Loss) for the year on financial instruments at fair value through OCI	(303,127)	(31,696)
Reclassification adjustment for the year	120,543	(93,066)
Income tax (Note 15.c)	55,050	39,567

	(127,534)	(85,195)

Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	106,476	(2,232)

	106,476	(2,232)

Total Other Comprehensive Income/(Loss) to be reclassified to income/(loss) for the year	(21,058)	(87,427)
Total Other Comprehensive Income/(Loss) for the year	(21,058)	(87,427)

Total comprehensive income	9,684,118	4,429,528

Total comprehensive income:
Attributable to owners of the Parent	9,592,629	4,392,366
Attributable to non-controlling interests	91,489	37,162

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Non- controlling interests	Total equity
Balance at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548	—	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 58)	—	—	—	14,922	1,161	—	—	3,856,405	3,872,488	308,024	4,180,512

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	14,922	1,161	4,027,251	10,489,416	7,734,670	29,929,036	308,024	30,237,060

Total Comprehensive income for the year
- Income for the year	—	—	—	—	—	—	—	9,613,687	9,613,687	91,489	9,705,176
- Other Comprehensive Income/(Loss) for the year	—	—	—	(127,534)	106,476	—	—	—	(21,058)	—	(21,058)
- Allocation of unappropriated retained earnings as per the Shareholders’ Meeting held on April 10, 2018
Legal reserve	—	—	—	—	—	775,653	—	(775,653)	—	—	—
Cash dividends	—	—	—	—	—	—	—	(970,000)	(970,000)	—	(970,000)
Other	—	—	—	—	—	—	2,132,612	(2,132,612)	—	—	—
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	(935)	(935)
- Capital increase in subsidiary	—	—	—	—	—	—	—	—	—	23,055	23,055
- Loss of control of subsidiary (Note 1)										(391,521)	(391,521)

Balances at fiscal-year end	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665	30,112	38,581,777

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the Parent	Non- controlling interests	Total equity
Balance at the beginning of the year	536,878	182,511	312,979	—		3,298,517	8,485,478	3,643,672	16,460,035	—	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 58)	—	—	—	100,117	3,393	—	—	3,254,877	3,358,387	271,073	3,629,460

Adjusted balance at the beginning of the year	536,878	182,511	312,979	100,117	3,393	3,298,517	8,485,478	6,898,549	19,818,422	271,073	20,089,495

Total Comprehensive income for the year
- Income for the year	—	—	—	—	—	—	—	4,479,793	4,479,793	37,162	4,516,955
- Other Comprehensive Income/(Loss) for the year	—	—	—	(85,195)	(2,232)	—	—	—	(87,427)	—	(87,427)
Shareholders’ Meeting held on March 30, 2017
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—	—	—
Cash dividends	—	—	—	—	—	—	—	(911,000)	(911,000)	—	(911,000)
Other	—	—	—	—	—	—	2,003,938	(2,003,938)	—	—	—
- Subscription of shares approved by the Shareholders’ Meeting held on June 13, 2017	75,782	6,553,466	—	—	—	—	—	—	6,629,248	—	6,629,248
- Distribution of subsidiary dividends	—	—	—	—	—	—	—	—	—	(211)	(211)

Balances at fiscal-year end	612,660	6,735,977	312,979	14,922	1,161	4,027,251	10,489,416	7,734,670	29,929,036	308,024	30,237,060

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Cash flows from operating activities
Income before Income Tax	13,732,588	6,124,931
Adjustments to obtain cash flows from operating activities	(16,289,268)	647,769
Depreciation and amortization	876,371	650,873
Loan loss allowance	3,461,077	1,704,000
Other adjustments	(20,626,716)	(1,707,104)
Net decreases from operating assets:	(79,276,481)	(68,840,064)
Debt securities at fair value through profit or loss	(1,692,536)	(2,118,081)
Derivatives	5,701	(11,050)
Repo transactions	(6,527,177)	(6,239,689)
Loans and other financing	(54,126,131)	(50,188,302)
Non-financial government sector	11	98,601
Other financial institutions	(5,317,617)	(1,896,803)
Non-financial private sector and residents abroad	(48,808,525)	(48,390,100)
Other debt securities	(7,692,923)	(7,000,183)
Financial assets pledged as collateral	(1,452,866)	(1,066,270)
Investments in equity instruments	(2,251)	(56,479)
Other assets	(7,788,298)	(2,160,010)
Net increses from operating liabilities:	117,042,633	44,694,274
Deposits	102,750,636	39,134,991
Non-financial government sector	418,008	(1,612,463)
Financial sector	84,691	(51,788)
Non-financial private sector and residents abroad	102,247,937	40,799,242
Liabilities at fair value through profit or loss	692,270	—
Derivative instruments	(14,274)	329,420
Repo transactions	(271,089)	150,271
Other liabilities	13,885,090	5,079,592
Income tax paid	(1,112,871)	(788,425)

Total cash flows generated by/(used) in operating activities	34,096,601	(18,161,515)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Cash flows from investing activities:
Payments:	(1,815,980)	(1,770,112)
Purchase of property and equipment, intangible assets and other assets	(1,742,601)	(1,770,112)
Purchase of debt or equity instruments issued by other entities	(3,024)	—
Loss of control in associate (Note 1)	(70,355)	—
Collections:	932,428	296,996
Sale of property and equipment, intangible assets and other assets	530,961	6,629
Other collections related to investing activities	401,467	290,367
Total cash flows used in investing activities	(883,552)	(1,473,116)

Cash flows from financing activities
Payments:	(2,228,862)	(2,440,000)
Dividends	(970,935)	(911,211)
Non-subordinated corporate bonds	(1,113,082)	(1,155,736)
BCRA	—	(23,488)
Other payments related to financing activities	(144,845)	(349,565)
Collections:	7,189,956	8,079,027
Issuance of own equity instruments	219,055	6,629,248
Non-subordinated corporate bonds	784,334	1,099,625
BCRA	1,537	—
Financing by local financial institutions	1,255,699	350,154
Other collections from financing activities	4,929,331	—

Total cash flows generated by financing activities	4,961,094	5,639,027

Effect of exchange rate changes on cash and cash equivalents	22,695,376	4,066,597

Total changes in cash flows	60,869,519	(9,929,007)

Cash and cash equivalents at the beginnig of the year (Note 7)	38,235,942	48,164,949

Cash and cash equivalents at fiscal year end (Note 7)	99,105,461	38,235,942

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR

THE FISCAL YEAR ENDED DECEMBER 31, 2018

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, either “BBVA Francés”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 252 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of December 31, 2018.

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•	BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent;

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

•

Volkswagen Financial Services Compañía Financiera S.A. (VWFS): A financial company incorporated under the laws of Argentina engaged in pledge loans. On September 25, 2018, BBVA Francés lost control of the company due to the termination of the two-year term committed by the Entity to provide financing to the company if it failed to diversify its sources of funding. According to International Accounting Standard (IAS 28), VWFS qualifies as an associate and, as such, it has been deconsolidated effective since the date of loss of control.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV, to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Banco Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3. On September 19, 2014, the subsidiary BBVA Francés Valores S.A. was registered as a comprehensive Settlement, Clearing and Trading Agent under No. 41.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

These financial statements for the fiscal year ended December 31, 2018 are part of the period covered by the first annual financial statements prepared pursuant to the reporting framework established by the Argentine Central Bank (B.C.R.A.) that requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial instruments” and International Accounting Standard No. 29 (IAS No. 29) “Financial reporting in hyperinflationary economies”, which shall be applicable for the fiscal years beginning on or after January 1, 2020 and, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions (“financial reporting framework established by the BCRA”).

The exceptions described are a deviation from IFRS and are detailed below:

a)

Regarding the impairment model set forth in Section 5.5 “Impairment” of IFRS 9, on December 5, 2018, the Entity filed with the BCRA the impairment model to be applied within the framework of IFRS No. 9 as from January 1, 2020. As of the date of these financial statements the Entity is in a process of quantifying the initial impact of the adoption of this model to be reported to the BCRA on March 29, 2019;

b)

Regarding IAS No. 29, the existence of an inflationary context significantly affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation shall be taken into consideration in the interpretation of the information the Entity provides in these financial statements on its financial position, financial performance and cash flows, and

c)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 2,207,318 and 1,185,800 as of December 31, 2018 and 2017, respectively. Likewise, the income/(loss) for the fiscal years ended December 31, 2018 and 2017 would have increased by 1,021,518 and 1,185,800, respectively (Note 15.c).

Furthermore, the B.C.R.A., through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of March 8, 2019.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

According to IAS No. 29, entities are required to restate financial statements stated in local currency as their functional currency to reflect the changes in the purchasing power of such currency, based on the existence or not of a hyperinflationary economy. IAS No. 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%.

As a result of the increase in inflation that has been experienced in the first months of fiscal year 2018, there has been consensus on that the Argentine economy would qualify as a highly inflationary economy according to the guidelines set forth under IAS No. 29. This consensus implies the need to apply IAS No. 29 in preparing financial statements under IFRS for annual and interim periods ended after July 1, 2018.

IAS 29 sets forth that the financial statements of an entity with a functional currency of a high inflationary economy shall be restated in terms of the measuring unit current at the end of the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. For such purposes, monetary items shall not be restated, non-monetary items shall be restated by applying the variation of a general price index between the date of acquisition or the date of revaluation and the date of the financial statements to be submitted. The components of shareholders’ equity, except accumulated income/(loss) and surplus of appreciation of assets, shall be restated by applying the general price index to the various items between the date of contribution, or between the date of acquisition for any other cause and the date of the financial statements to be submitted. Income and expenses for the period shall be adjusted by applying the general price index between the date those items were acquired and the date of the financial statements to be submitted.

Furthermore, the figures for the preceding fiscal years or periods presented for comparative purposes shall be restated.

As mentioned in Note 2, the application of the guidelines in IAS 29 is exempted and shall be effective for fiscal years beginning on or after January 1, 2020 as set forth by the BCRA through Communication “A” 6651 issued on February 22, 2019, and therefore the Group does not and shall not restate its financial statements until the date referred to above

The financial statements as of December 31, 2018 of the following subsidiaries: BBVA Francés Valores S.A., BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (Undergoing liquidation proceedings) were prepared in constant currency in accordance with the provisions of Resolution 107/18 of the Professional Council of Economic Sciences of the City of Buenos Aires (CPCECABA), which state the need to restate in constant currency financial statements for fiscal years ended on or after July 1, 2018, in accordance with JG Resolution issued by the Federation of Professional Councils of Economic Sciences (FACPCE)No. 539/18 dated September 29, 2018. For the purposes of the preparation of the consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA, the Entity has made the necessary adjustments to eliminate the inflation restatement.

The Entity’s Management estimates that the Group shareholders’ equity and income/(loss) may significantly differ if IAS No. 29 is applied.

Even when the Entity has not quantified the effects that the restatement of the financial statements in constant currency would have on them, the existence of such inflationary economic environment affects the Group’s financial position and results of operations. Therefore, the impact of inflation may distort the financial information and should be taken into consideration in understanding the Group’s information reported in these financial statements about its financial position, comprehensive income and cash flows.

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, the Board of Directors has to make judgements, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not easily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1.	Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is described in Note 5 “Significant accounting policies” in the following titles:

•	Note 5.1. – Determination of the “Basis of consolidation” regarding the existence of control of other entities

•	Note 5.4.b) – “Classification of financial assets”

•	Note 5.4.f) – “Impairment of financial assets”

•	Note 5.17.a) – “Contracts containing a lease”

4.2	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements is included in the following notes:

•	Note 43 b.3 – “Valuation techniques for Levels 2 and 3”

•	Nota 5.12 – “Provisions”, regarding the likelihood and scope of outflow of resources.

•	Notes 11, 12 and 13 – “Other financial assets”, “Loans and other financing” and “Other debt securities” regarding the impairment of financial assets

•	Note 15 – “Income tax and deferred tax”, regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be used.

4.3	Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizing the use of unobservable inputs. The choice of a valuation technique includes all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

•	Level 1: quoted prices in active markets (no adjustment) for identical assets or liabilities.

•	Level 2: valuation models using observable market data as significant inputs.

•	Level 3: valuation models using unobservable market data as significant inputs.

5.	Significant accounting policies

The Group has consistently applied the following accounting policies for the fiscal years presented in these financial statements and in the preparation of the statement of financial position as of December 31, 2016 for the purposes of the transition to the financial reporting Framework established by the BCRA. Note 58 details the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the fiscal year ended December 31, 2018 have been prepared pursuant to the financial reporting framework set forth by the BCRA, specially taking into account IFRS 1 “First-time Adoption of International Financial Reporting Standards”. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

5.1	Basis of consolidation:

a) Subsidiaries:

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. At each period-end, the Group reassesses whether it has control if there are changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

b) Non-controlling interests

Non-controlling interests are the portion of profit or loss and shareholders’ equity which do not belong to the Group and are disclosed as a separate line in the Consolidated Statement of Income, the Statement of Other Comprehensive Income, Statement of Financial Position and Statement of Changes in Shareholders’ Equity.

c) Trusts

The Group acts as a trustee for financial trusts, management and guarantee trusts (see Note 54). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle has been evaluated in each case, the impact of changes in returns over those Structured Entities on the Group, and the relation of both. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

d) Mutual funds

The Group acts as fund manager to a number of mutual funds (see Note 55). To determine whether the Group controls such a mutual fund, the aggregate economic interest of the Group in the mutual fund (comprising any carried interests and expected management fees) is usually assessed and it is considered that investors have no right to remove the fund manager without cause. In cases where the economic interest is less than 37%, the Group concludes it acts as an agent for the investors and therefore does not consolidate those mutual funds.

e) Loss of control

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, as well as any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

As of September 30, 2018 (control ceasing), the fair value of the interest in VWFS has been assessed and considered equivalent to its equity value, and therefore no gains or losses are recognized for that transaction.

f) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

5.2	Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange rate differences are recognized in the Consolidated Statement of Income in the line “foreign exchange and gold gains/ (losses)”.

5.3	Cash and deposits in banks

Cash and cash equivalents includes cash and balances with no restrictions kept with the BCRA and on-demand accounts held at local and foreign financial institutions.

5.4	Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at origination. All other financial instruments (including ordinary purchase and sale of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value for initial recognition.

However, if the group determines that the fair value at initial recognition is different from the consideration received or paid, when the fair value is in hierarchies 1 or 2, the financial instrument is initially recognized at fair value and the difference is recognized in profit or loss. If the fair value at initial recognition is hierarchy 3, the difference between the fair value and the consideration is deferred in the term of the instrument.

b) Classification of financial assets

On initial recognition, financial assets are classified and measured at amortized cost, fair value through other comprehensive income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest”.

A financial asset is measured at fair value through OCI only if it meets both of the following conditions:

•	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise to cash flows that are “solely payments of principal and interest”.

On initial recognition of an equity instrument that is not held for trading, the Group may elect to, for each individual instrument, to present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at fair value through profit or loss. This category includes derivative financial instruments.

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

•	the stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue,

•	how the performance of the portfolio is evaluated and reported to the Group’s management,

•	the risks that affect the performance of the business model and how those risks are managed,

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•

the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at fair value through profit or loss.

In the assessment on whether contractual cash flows are “solely payments of principal and interest”, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, guarantees issued and liabilities at fair value through profit or loss as measured at amortized cost.

Derivative financial instruments are measured at fair value through profit or loss.

Financial guarantees are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued is initially recognized at fair value. The debt is subsequently measured at the higher of the amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any recognized balance in OCI is recognized in profit or loss

The Group recognizes sales of financial instruments with the commitment of non-optional repurchase at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Statement of Financial Position. The difference between the purchase and sale prices of those instruments is booked as interest accrued during the term of the transactions using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment adjustments (doubtful accounts).

f) Impairment of financial assets

As mentioned in Note 2, the BCRA established that financial institutions shall continue to apply the model for recognizing loan losses for financial assets in force as of December 31, 2017 set forth through its Communication “A” 2950, as amended. Those regulations require financial institutions to:

•	classify their debtors based on their “status” pursuant to the guidelines of the BCRA and

•	recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA, taking into consideration the debtor’s standing and guarantees in force.

The BCRA requires customers of the “commercial portfolio” to be analyzed and classified individually. The commercial portfolio includes loans exceeding an amount set forth by the BCRA, and loans with repayment linked to the progress of the customer’s productive or commercial activity. The assessment of the debtor’s repayment capacity is based on the estimated financial flow based on updated financial information and industry parameters, taking into consideration other circumstances of the economic activity.

The “consumer portfolio”, in turn, is analyzed globally, and debtors are classified based on the days in arrears recorded at each period-end. The consumer portfolio includes consumer loans, housing loans and loans up to an amount set forth by the BCRA with repayment not related to a productive or commercial activity.

The “consumer-like portfolio” is, in turn, analyzed and classified based on the Consumer portfolio criteria, but includes commercial loans not exceeding the amount of financing set forth in the regulations issued by the BCRA

Increases in the allowance for loan losses related to “Loans and other financing” are recognized in “Loan loss allowances” in the consolidated Statement of income.

The group considers the effect that the application of Section 5.5 “Impairment” of IFRS 9 would have on the financial statements, which was temporarily excluded by the BCRA from the accounting standards applicable to financial institutions, may be significant.

5.5	Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the agreement’s net assets instead of over the assets and liabilities of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group’s share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

5.6	Property and equipment

Property and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to taking the asset to the location and necessary for it to operate as expected by the Board of Directors.

The Group has used the option under IFRS 1 to consider the fair value of all its real property as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group.

Depreciation is calculated using the straight line method, applying the necessary rates to extinguish the amounts at the end of the estimated useful life of the assets.

Depreciation methods and useful lives are reviewed at period-end and adjusted prospectively, if necessary.

5.7	Intangible assets

Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss when incurred.

Information systems are amortized using the straight line method over their estimated useful life of 5 years.

Amortization methods, as well as the useful life assigned are reviewed at each closing date and adjusted prospectively, if applicable.

5.8	Goodwill

Goodwill is the difference between the total amount paid and the amount resulting from calculating the proportion of the capital acquired over the booked shareholders’ equity at the date of acquisition.

5.9	Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the spot purchase price and expenses directly attributable to taking the asset to the location and necessary for it to operate as expected by the Board of Directors.

The Group has used the option under IFRS 1 to consider the fair value of all its investment properties items as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

b) Assets acquired as security for loans

Assets acquired as security for loans are measured at fair value at the date on which the entity becomes the owner thereof, and any differences with the accounting balance of the related loan are recognized in profit or loss.

5.10	Non-current assets held for sale

Non-current assets are classified as held for sale if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within the twelve months following the date of their classification as such.

These assets or this group of assets are generally measured at the lesser of their book value and their fair value less the cost of disposal.

When a property, plant, and equipment item is classified as “non-current assets held for sale”, depreciation is no longer applied.

5.11	Impairment of non-financial assets

At least at each reporting date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset’s recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of income generating inflows that are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the highest of its value in use and its fair value less the cost of disposal. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its book value is reduced to its recoverable value and the difference is recognized in profit or loss.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the accounting value of the assets does not exceed the value they would have had if the impairment had not been recognized.

5.12	Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle the liability.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group’s external and/or internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each reporting date.

The provisions recognized by the Group are reviewed at each reporting date and are adjusted to reflect the best estimate available.

5.13	Personnel benefits

a) Short term personnel benefits

Short term personnel benefits are recognized in profit or loss when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation to do so, as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long term personnel benefits

The Group’s obligation in relation to long term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the period and prior periods. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in profit or loss.

c) Termination benefits

Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.

5.14	Share capital

Increasing transaction costs directly attributable to the issuance of common shares are acknowledged as a reduction in the contributions received, net of the related income tax.

5.15	Interest income and expenses

Interest income and expenses are recognized in profit or loss using the effective interest method. The effective interest rate is the rate, whereby the contractual payment and collection cash flows are discounted during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include increasing costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

Interest income and expenses presented in the consolidated Statement of income include interest in:

•	financial assets and liabilities measured at amortized cost; and

•	financial assets measured at fair value through OCI

5.16	Commission income and expenses

This item contains income from commissions resulting from hiring with customers and included in the scope of IFRS 15.

Commissions, fees and similar items that are part of a financial asset or liability’s effective interest rate are included in the measurement of the effective interest rate

The breakdown of commission income is presented in Note 32 to these financial statements.

The rest of commission income, which include fees for services, mutual funds management, sales commissions, for syndicated loan, are recognized when the related service is provided.

The Bank has a benefits program, whereby Latam Airlines miles are credited to enrolled customers. Since the obligation accrues when each eligible transaction is made by the customer (when the Group has the obligation to credit the miles to the customer and pay the equivalent amount to the airline), and the program is fully managed by that airline, once the miles are credited, the Bank has no further obligation related to the exchange of such miles.

The rest of commission expenses are recognized in profit or loss when the related service is received.

5.17	Leases

a) Contracts containing a lease

Upon the commencement of the contract, the Group determines if it contains a lease, in which case lease payments shall be reliably separated, based on relative fair values.

b) Classification of a lease

When the lease substantially transfers the risks and benefits of the property of the leased asset, it is classified as a financial lease. Otherwise, the lease is classified as an operating lease.

c) Leases where the Group is the lessee

The leased asset of an operating lease is not recognized for accounting purposes. Payments under an operating lease are recognized in profit or loss by applying the straight line method over the term of the lease.

d) Leases where the Group is the lessor

The leased asset in an operating lease, classified as “Other non-financial assets” and depreciated over its estimated useful life. Collections received under an operating lease are recognized in profit or loss by applying the straight line method over the term of the lease.

The leased asset in a financial lease is derecognized and a receivable is recognized for the amount of the net investment in the lease in the line “Loans and other financing”.

Collections received under a financial lease are separated into interest and the reduction in the lease’s net investment. Interest is recognized over the term of the lease by applying a constant interest rate. Contingent leases are not considered in the assessment of the lease’s net investment.

5.18	Current and deferred income tax

Income tax expense for each period includes the current income tax and deferred income tax and is recognized in profit or loss, except to the extent that it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current tax

Current income tax includes the income tax payable, or advances made during the year and any adjustment payable or receivable related to previous years. The current amount of the current tax payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or to be recovered) measured at the applicable rate at the reporting date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess the taxable income.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of deductible temporary differences and unexpired tax losses, insofar as it is likely to have future taxable income to be used against such assets.

Deferred tax assets and liabilities are measured at the tax rates expected to be applicable during the year when the liability is settled or the asset is realized, in accordance with the laws substantially enacted at the reporting date.

c) Income tax rate

The income tax rate is 30% for fiscal years beginning on or after January 1, 2018 until December 31, 2019 and 25% for subsequent fiscal years.

d) Uncertain tax positions

As prescribed by the accounting regulations set forth by the BCRA, which include the provisions set forth by the regulator through Memorandum No. 6/2017, the Group recognizes a contingency provision for uncertain tax positions recorded as of December 31, 2018 and December 31, 2017. Such uncertain tax position derives from the effect of applying the inflation adjustment to the assessment of income subject to tax in order to determine the income tax liability as of December 31, 2016 and December 31, 2017, pursuant to the action for declaratory judgment filed for those periods on May 10, 2017 and May 10, 2018, respectively.

As a result of the assessment made and based on the opinion of the legal and tax advisors, the Entity’s Board of Directors considers it is highly likely that the Entity will obtain a final favorable judgment, since if the effect of the inflation adjustment is not considered in the income tax assessment for the fiscal periods involved, the income tax rate would result in a confiscatory rate.

Therefore, the Entity considers that pursuant to IFRS, and within the framework of IFRIC 23, no debt recognition or provision is required in relation to these uncertainties, and therefore the recognition of the contingency provision required by the BCRA results in a departure from IFRS, as stated in Note 2 to these financial statements.

6.	IFRS issued but not yet effective

A series of new standards and changes to the standards will become effective on January 1, 2019, with early adoption allowed.

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRSs are modified or repealed and, once such changes are adopted by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

a) IFRS 16 Leases

On January 13, 2016, the IASB issued IFRS 16, replacing, for fiscal periods beginning on or after January 1, 2019, IAS 17 “Leases”, adopted by the BCRA through Communication “A” 6560. The new standard introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases. The only exceptions are for short term leases and leases where the underlying asset has a low value. The lessee has to recognize a right-of-use asset representing its right to use the leased asset and a lease liability for the obligation of making payments for the lease.

IFRS 16’s approach to lessor accounting is substantially unchanged from its predecessor, IAS 17. Therefore, lessors continue to classify leases as operating or financial leases, and accounts for each one of those two leases differently.

During fiscal year 2018, the Entity has carried out a project to implement IFRS 16 with the participation of all affected areas. The standard will mainly affect the accounting of operating leases where the Bank participates as a lessee.

Regarding the estimated impact on the Financial Statements on the transition date, the Bank has opted to apply the modified retrospective method consisting of recognizing lease liabilities for an amount equivalent to the current value of future payments agreed as of January 1, 2019. As a result of this approach, the Bank expects to recognize right to use assets and lease liabilities for an approximate amount of 1,857 million pesos, mainly from leases of offices in its network of branches.

The impacts of the adoption of the standards as of January 1, 2019 may change, since:

•	The Bank has not concluded all tests; and

•

The new accounting policies, methodologies and parameters may be subject to changes until the Bank submits its first financial statements including the final impact as of the date of initial application.

b) IFRS 9 Financial Instruments - Impairment

Regarding Section 5.5 “Impairment” of IFRS 9, Communication “A” 6430 issued by the BCRA established its application as from fiscal periods beginning on or after January 1, 2020. On the subject, the Entity submitted to the BCRA a description of the expected losses calculation model under that standard on December 5, 2018 and is working on the quantification of its impact, for the purposes of submitting such information to the regulatory entity on March 29, 2019, as required by Communication “A” 6590 issued by the BCRA.

c) IAS 29 Financial reporting in hyperinflationary economies

In addition, Communication “A” 6651 issued by the BCRA on February 22, 2019 set forth the application of a the restatement in constant currency set forth by IAS 29 in hyperinflationary economies for fiscal periods beginning on or after January 1, 2020. As stated in Note 2 to these financial statements, the Entity estimates that the effect of adopting this regulation has a significant impact on its statements of financial position, income and other comprehensive income, changes in shareholders’ equity and cash flows as of December 31, 2018.

7.	Cash and deposits in banks

Breakdown in the Consolidated statement of financial position and the balance of cash and cash equivalents computed for the purposes of the preparation of the Consolidated Statement of Cash Flows is as follows:

	12.31.18	12.31.17	12.31.16
Cash	15,570,831	7,977,326	14,176,643
BCRA - Current account	75,503,977	29,427,394	31,248,052
Balances with other local and foreign institutions	8,030,653	831,222	2,740,254

TOTAL	99,105,461	38,235,942	48,164,949

8.	Debt securities at fair value through profit or loss

	12.31.18	12.31.17	12.31.16
Government securities	952,798	1,410,356	2,034,161
Private securities - Corporate bonds	167,913	134,094	176,714
BCRA Bills	6,387,388	4,251,188	1,460,628

TOTAL	7,508,099	5,795,638	3,671,503

9.	Derivatives

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Condensed Consolidated Statement of Financial Position in the item “Derivative instruments” Changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.18	12.31.17	12.31.16
Debit balances linked to foreign currency forwards pending settlement in pesos	591,418	110,057	28,655
Debit balances linked to interest rate swaps	—	32,688	25,068

TOTAL	591,418	142,745	53,723

Liabilities

	12.31.18	12.31.17	12.31.16
Credit balances linked to foreign currency forwards pending settlement in pesos	889,731	137,639	5,070
Credit balances linked to interest rate swaps	487,528	92,136	53,235

TOTAL	1,377,259	229,775	58,305

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	12.31.18	12.31.17	12.31.16
Foreign Currency Forwards
Foreign currency forward purchases - US$	620,651	658,575	162,156
Foreign currency forward purchases - Euros	—	—	176
Foreign currency forward sales - US$	760,615	645,582	183,056
Foreign currency forward sales - Euros	5,463	4,818	9,203
Interest rate swaps
Fixed rate for floating rate	3,261,154	4,358,645	2,227,278

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

		12.31.18	12.31.17	12.31.16
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions		154,753	603,035	58,322
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA		—	1,353,992	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	12,706,363	4,372,912	—

TOTAL		12,861,116	6,329,939	58,322

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 350,000,000 with final maturity on March 1, 2019 (US$ 50,000,000) and May 7, 2020 (US$ 300,000,000).

Repurchase transactions

	12.31.18	12.31.17	12.31.16
Amounts payable for repurchase transactions of government securities and BCRA bills with financial institutions	14,321	285,410	135,139

TOTAL	14,321	285,410	135,139

11.	Other financial assets

The breakdown of Other financial assets is as follows:

	12.31.18	12.31.17	12.31.16
Measured at amortized cost
Financial debtors from spot transactions pending settlement	6,842,344	1,431,589	—
Non-financial debtors from spot transactions pending settlement	91,052	110,454	75,025
Other receivables	1,837,527	783,696	594,880
Other	552,220	56,344	71,647

	9,323,143	2,382,083	741,552

Measured at fair value through profit or loss
Mutual funds	408,704	350,754	154,850

	408,704	350,754	154,850

Allowance for loan losses (Exhibit R)	(84,321)	(68,698)	(71,285)

TOTAL	9,647,526	2,664,139	825,117

Allowance for loan losses in Other financial assets:

Changes in allowances for fiscal year 2018 are included in Exhibit R. Below is a breakdown of changes in allowances for the fiscal year 2017:

Changes in Allowances per instrument class	Other financial assets
Balances as of January 1, 2017	71,285
Allowances set up during the year (1)	151,759
Allowances reversed during the year	(8,870)
Allowances used during the year	(145,476)

Balances as of December 31, 2017	68,698

(1)	It includes an exchange rate difference of 1,614 as of December 31, 2017.

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.18	12.31.17	12.31.16
Non-financial goverment sector	207	218	98,819
BCRA	383	—	—
Other financial institutions	9,669,330	4,587,328	2,686,109
Overdrafts	11,789,313	11,707,264	9,801,870
Discounted instruments	11,310,587	11,164,895	6,456,171
Unsecured instruments	12,739,330	7,049,131	4,348,688
Instruments purchased	264,434	13,450	—
Mortgage loans	10,104,731	4,450,313	1,917,412
Pledge loans	1,650,222	4,557,833	2,974,398
Consumer loans	23,560,930	16,427,777	9,566,943
Credit Cards	41,869,188	29,897,541	22,066,243
Loans for the prefinancing and financing of exports	45,088,576	23,147,427	8,486,700
Receivables from financial leases	2,377,747	2,296,233	1,994,613
Loans to personnel	1,203,780	626,305	176,129
Other financing	14,051,828	13,962,005	9,599,636

	185,680,586	129,887,720	80,173,731

Allowance for loan losses (Exhibit R)	(4,258,239)	(2,290,430)	(1,613,650)

TOTAL	181,422,347	127,597,290	78,560,081

Allowance for loan losses for loans and other financing:

Changes in allowances for fiscal year 2018 are included in Exhibit R, while changes for 2017 are included below:

Changes in Allowances per instrument class	Loans to the financial sector	Overdrafts	Instruments	Mortgage loans	Pledge loans	Consumer loans	Credit cards	Financial leases	Other	Total
Balances as of January 1, 2017	24,133	202,544	167,034	13,211	79,633	375,341	491,678	27,445	232,631	1,613,650
Allowances set up during the year (1)	47,453	238,401	212,130	25,852	32,871	368,413	459,884	14,121	196,300	1,595,425
Allowances used during the year	(31,419)	(361,846)	(2,575)	(139)	(6,087)	(269,901)	(146,513)	(6,799)	(93,366)	(918,645)

Balances as of December 31, 2017	40,167	79,099	376,589	38,924	106,417	473,853	805,049	34,767	335,565	2,290,430

(1)	It includes an exchange rate difference of 41,675 as of December 31, 2017

Classification of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit with the carrying amounts is shown below:

	12.31.18	12.31.17
Total exhibit B and C	197,080,255	131,993,461
Plus:
BCRA	383	—
Loans to personnel	1,206,280	626,305
Less:
Allowance s for loan losses	4,258,239	2,290,430
Adjustments for effective intersst rate	367,474	809,884
Corporate bonds	123,275	192,352
Loans commitments	1,713,083	1,629,810

Total bans and other financing	181,422,347	127,597,290

As of December 31, 2018, 2017 and 2016, the Group holds the following contingent transactions booked in memorandum accounts according to the financial reporting framework set forth by the BCRA:

	12.31.18	12.31.17	12.31.16
Overdrafts and receivables agreed not used	531,590	772,541	176,296
Guarantees granted	578,092	398,063	264,058
Liabilities related to foreign trade transactions	141,321	107,418	97,467
Secured loans	462,080	351,788	250,560

	1,713,083	1,629,810	788,381

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy (Note 42).

13.	Other debt securities

13.1	Financial assets measured at amortized cost

They include corporate bonds for which the Group is carrying out credit recovery transactions, in the amount of 136 as of December 31, 2018, 190 as of December 31, 2017, and 243 as of December 31, 2016.

13.2	Financial assets measured at fair value through OCI

	12.31.18	12.31.17	12.31.16
Government securities	9,815,621	5,580,301	3,121,198
BCRA Bills	—	10,559,358	5,924,317
BCRA Liquidity Bills	13,815,040	—	—
Private securities - Corporate bonds	113,148	160,590	150,227

	23,743,809	16,300,249	9,195,742

Allowance for loan losses - Private securities (Exhibit R)	(1,314)	(1,605)	(1,502)

TOTAL	23,742,495	16,298,644	9,194,240

Allowance for loan losses in Other debt securities:

Changes in allowances for fiscal year 2018 are included in Exhibit R, while changes for 2017 are included below:

Changes in Allowances per instrument class	Corporate bonds
Balances as of January 1, 2017	1,502
Allowances reversed during the year	(14)
Allowances set up during the year	117

Balances as of December 31, 2017	1,605

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of December 31, 2018, 2017 and 2016 is included below:

		12.31.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,238,252	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	1,061,766	476,370	12,905
Guarantee Trust - Pesos	(2)	14,260	3,090	1,120
Deposits as collateral	(3)	2,372,751	1,475,728	1,120,490
For repo transactions - BCRA Bills at fair value through OCI	(4)	—	296,630	134,027
For repo transactions - Government securities at fair value through OCI	(4)	16,035	21,080	1,065

TOTAL		4,703,064	3,250,464	2,184,194

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, with leases and futures contracts.
(4)	It corresponds to repo transactions (Note 10).

15.	Income Tax:

a) Current income tax assets

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Advances	385	9,189	1,161
Collections and withholdings	—	151	360

	385	9,340	1,521

b) Current income tax liabilities

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Advances	(738,645)	(637,952)	(1,204,305)
Collections and withholdings	(14,254)	(7,579)	(4,386)
Income tax provision (1)	4,429,343	2,113,826	2,313,430

	3,676,444	1,468,295	1,104,739

(1)

The balance as of December 31, 2018 includes a reduction by 1,021,518 as a result of the declaratory judgment for the tax inflation adjustment, while, as of December 31, 2017, such reduction amounts to 1,185,800. The difference with the current tax charged to profit or loss at the end of fiscal year 2018 is related to the loss of control of VWFS (Note 1).

c)	Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

Account		Changes recognized in			As of 12.31.18
	As of 12.31.17	Consolidated statement of income	Consolidated statement of OCI	VW Eliminations	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	561,503	480,263	—	(21,758)	1,020,008	—
Provisions	467,608	28,859	—	(2,601)	493,866	—
Loans and cards commissions	196,436	(8,842)	—	(1)	187,593	—
Organization and other expenses	(215,107)	(183,617)	—	—	—	(398,724)
Property, plant and equipment and Miscellaneous assets	(1,336,828)	53,694	—	(210)	—	(1,283,344)
Debt securities and Investments in equity instruments	(119,834)	119,718	55,050	49,995	104,929	—
Derivatives	11,201	—	—	—	11,201	—
Other	223	373	—	186	782	—

Balance	(434,798)	490,448	55,050	25,611	1,818,379	(1,682,068)

Account		Changes recognized in		As of 12.31.17
	As of 12.31.16	Consolidated statement of income	Consolidated statement of OCI	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	453,639	107,863	—	561,503	—
Provisions	454,533	13,076	—	467,608	—
Loans and cards commissions	215,148	(18,713)	—	196,436	—
Organization and other expenses	(240,258)	25,152	—	—	(215,107)
Property, plant and equipment and Miscellaneous assets	(1,813,365)	476,537	—	—	(1,336,828)
Debt securities and Investments in equity instruments	(62,948)	(96,454)	39,567	—	(119,834)
Derivatives	11,943	(741)	—	11,201	—
Other	1,091	(870)	—	223	—

Balance	(980,217)	505,850	39,567	1,236,971	(1,671,769)

Breakdown of income tax expense:

	12.31.18	12.31.17
Current tax	4,517,860	2,113,826
Deferred tax	(490,448)	(505,850)

	4,027,412	1,607,976

The Group’s effective rate for the fiscal year ended December 31, 2018 and 2017 was 29% and 26%, respectively.

	12.31.18	12.31.17
Income before income tax	13,732,588	6,124,931

Income tax rate	30%	35%

Tax on taxable income	4,119,776	2,143,726

Permanent differences:
Non-taxable income	(247,180)	(257,672)
Non-income tax deductible expenses	56,089	(1,270)
Effect of tax rate change	77,628	(288,114)
Prior year excess Income tax provision	(8,697)	(27,903)
Other	29,796	39,209

Income tax expense	4,027,412	1,607,976

	29%	26%

•	Income tax– Tax inflation adjustment for fiscal years 2016 and 2017.

On May 10, 2017 and May 10, 2018, and based on related case law, the Entity approved the filing of an action for declaratory judgment of unconstitutionality of Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016 and 2017. Consequently, the Entity filed its Income Tax Returns for fiscal years 2016 and 2017 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 while during the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingent provision included in “Liabilities” in the amount equivalent to income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the documentation supporting the referred recording. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the Statement of Income, as specifically pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely than not for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2017 and 2016.

Therefore, the recording of the contingent provision required by the BCRA results in a departure from IFRS, as stated in Note 2.

•	Income tax – requests for recovery of payments made for fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the petition for recovery of the payments made was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that no answer to the petition above was received.

In turn, on April 4, 2017, a petition for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16. Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Mercado de Valores de Buenos Aires S.A.	24,722	35,417	66,400
BYMA-Bolsas y Mercados Argentinos S.A.	94,600	85,000	—
Banco Latinoaméricano de Exportaciones S.A.	9,516	4,725	3,989
Other	700	2,145	419

TOTAL	129,538	127,287	70,808

17.	Investments in Associates

The Group has investments in the following entities over which it has a significant influence and which are measured by applying the equity method:

	12.31.18	12.31.17	12.31.16
Volkswagen Financial Services Compañía Financiera S.A. (1)	633,362	—	—
PSA Finance Arg. Cía. Financiera S.A.	434,494	344,710	369,977
Rombo Cía. Financiera S.A.	514,779	393,953	349,027
BBVA Consolidar Seguros S.A.	135,148	131,334	109,399
Interbanking S.A.	33,864	18,798	10,581
Prisma Medios de Pago S.A. (2)	—	—	105,185
Other	675	638	518

TOTAL	1,752,322	889,433	944,687

(1)	Reclassified to “Investments in associates” as of December 31, 2018 due to the loss of control of the subsidiary, as mentioned in Note 1.
(2)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

18.	Property and equipment

	12.31.18	12.31.17	12.31.16
Real estate	6,820,968	7,251,723	7,119,261
Furniture and facilities	1,561,128	1,163,405	571,878
Machinery and equipment	951,797	734,877	461,421
Automobiles	12,704	11,214	11,229
Constructions in progress	469,519	350,316	141,101

TOTAL	9,816,116	9,511,535	8,304,890

Changes in the item for fiscal year 2018 are included in Exhibit F, while changes for 2017 are included below:

					Depreciation
Account	Original value as of 12.31.16	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.16	Derecognition	For the period	Accumulated at year-end	Residual value as of 12.31.17
Real property	7,501,685	50	316,595	68,832	382,424	49,418	164,719	497,725	7,251,723
Furniture and Fixtures	794,275	10	712,994	11,720	222,397	11,719	121,466	332,144	1,163,405
Machinery and equipment	694,206	3 - 5	571,231	138,397	232,785	138,397	297,775	392,163	734,877
Automobiles	19,102	5	3,625	707	7,873	716	3,649	10,806	11,214
Constructions in progress	141,101	—	382,485	173,270	—	—	—	—	350,316

Total	9,150,369		1,986,930	392,926	845,479	200,250	587,609	1,232,838	9,511,535

As mentioned in Note 5.6, the Group considers the fair value of all its real property as the deemed cost, based on their fair values as of January 1, 2017.

The assessment of fair value was carried out by Favereau S.A. Tasaciones, an independent expert.

To determine fair value, the market approach was used, which is based on the assumption that a well-informed purchaser shall not pay for an asset more than the purchase price of a similar asset, that is to say, it provides an indication of the value comparing the asset with other similar assets.

Significant inputs used, detailed by area and their relation to fair value are disclosed below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires, Córdoba and Santa Fe	Rest of the country

Price per square meter	The higher the price per square meter, the higher the fair value	$18,452 to $145,631	$17,699 to $89,655	$4,800 to $57,143

Age and preservation status	The higher the age, the less the fair value. The better the preservation status, the higher the fair value	From 1930 to 2016 Status: Good to Excellent	From 1920 to 2010 Status: Good to Very good	From 1935 to 2016 Status: Good to Very good

19.	Intangible Assets

	12.31.18	12.31.17	12.31.16
Licenses	510,912	340,971	238,675
Goodwill	—	3,476	3,476

TOTAL	510,912	344,447	242,151

Changes in the item for fiscal year 2018 are included in Exhibit “G”, while changes for 2017 are included below:

					Amortization
Account	Original value as of 12.31.16	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.16	Derecognition	For the period	Accumulated at year-end	Residual value as of 12.31.17
Goodwill	3,476	—	—	—	—	—	—	—	3,476
Licenses	513,498	5	156,890	23,822	274,823	23,822	54,594	305,595	340,971

Total	516,974		156,890	23,822	274,823	23,822	54,594	305,595	344,447

20.	Other non-financial assets

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Investment properties (Note 5.9.a and Exhibit F)	66,368	102,720	105,106
Tax advances	388,733	66,239	65,130
Prepayments	1,160,403	764,223	447,881
Advances to suppliers of goods	152,848	266,649	475,767
Other miscellaneous assets	327,504	197,207	210,304
Advances to personnel	8,155	45,316	118,544
Assets acquired as security for loans (Note 5.9.b)	2,758	1,066	1,831
Other	29,090	86,849	44,357

TOTAL	2,135,859	1,530,269	1,468,920

Changes in investment properties for fiscal year 2018 are included in Exhibit F, while changes for 2017 are included below:

12.31.2017
Balance at the beginning of the year	105,106
Additions	85
Depreciation during the year	(2,471)

Balances at year-end	102,720

As mentioned in Note 5.9, the Group considers the fair value of all its real property as the deemed cost, based on their fair values as of January 1, 2017.

The assessment of fair value was carried out by Favereau S.A. Tasaciones, an independent expert.

To determine fair value, the market approach was used, which is based on the assumption that a well-informed purchaser shall not pay for an asset more than the purchase price of a similar asset, that is to say, it provides an indication of the value comparing the asset with other similar assets.

Significant inputs used, detailed by area and their relation to fair value are disclosed below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires, Córdoba and Santa Fe	Rest of the country

Price per square meter	The higher the price per square meter, the higher the fair value	$8,367 to $46,581	$8,933 to $20,175	$8,830 to $14,046

Age and preservation status	The higher the age, the less the fair value. The better the preservation status, the higher the fair value	From 1900 to 1990 Status: Good to Fair	From 1973 to 1975 Status: Regular to Good	From 1970 to 1984 Status: Good to Fair

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 433,597 and 196,379 as of December 31, 2018 and 2017, respectively. The sale of 51% of the Bank’s shareholding in such Company was completed on February 1, 2019 (Note 59).

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Non-financial government sector	1,544,761	1,042,016	2,640,909
Financial sector	294,122	166,970	222,974
Non-financial private sector and residents abroad	257,670,178	152,725,685	111,746,413
Checking accounts	28,574,950	24,275,831	19,879,927
Savings Accounts	140,956,173	79,047,758	42,591,155
Time deposits	83,804,407	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,334,648	4,576,663	13,442,535

TOTAL	259,509,061	153,934,671	114,610,296

23.	Liabilities at fair value through profit or loss

	12.31.18	12.31.17	12.31.16
Obligations from securities transactions	692,270	—	—

TOTAL	692,270	—	—

24.	Other financial liabilities

	12.31.18	12.31.17	12.31.16
Creditors from spot transactions pending settlement	7,031,105	2,089,348	189,883
Obligations from financing of purchases	13,105,616	7,644,011	4,796,098
Accrued commissions payable	5,893	16,321	16,274
Collections and other transactions on behalf of third parties	3,374,476	1,613,752	1,570,768
Interest accrued payable	89,774	17,115	7,761
Other	4,582,528	2,621,806	1,204,761

TOTAL	28,189,392	14,002,353	7,785,545

25.	Financing received from the BCRA and other financial institutions

	12.31.18	12.31.17	12.31.16
Local financial institutions	—	387,111	36,957
BCRA	10,008	8,482	31,970
Foreign financial institutions	5,517,517	295,702	636,153

TOTAL	5,527,525	691,295	705,080

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of December 31, 2018, 2017 and 2016:

						Carrying amount as of
Detail	Issuance date	Nominal Value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	12.31.18	12.31.17	12.31.16
Class 9	02/11/2014	145,116	02/11/2017	Badlar Private + 4.70%	Quarterly	—	—	143,116
Class 11	07/18/2014	165,900	07/18/2017	Badlar Private + 3.75%	Quarterly	—	—	165,900
Class 13	11/13/2014	107,500	11/13/2017	Badlar Private + 3.75%	Quarterly	—	—	107,500
Class 16	07/30/2015	204,375	07/30/2017	Badlar Private + 3.75%	Quarterly	—	—	204,375
Class 17	12/28/2015	199,722	06/28/2017	Badlar Private + 3.50%	Quarterly	—	—	189,750
Class 18	12/28/2015	152,500	12/28/2018	Badlar Private + 4.08%	Quarterly	—	152,500	152,500
Class 19	08/08/2016	207,500	02/08/2018	Badlar Private + 2.40%	Quarterly	—	207,500	207,500
Class 20	08/08/2016	292,500	08/08/2019	Badlar Private + 3.23%	Quarterly	289,000	290,500	292,500
Class 21	11/18/2016	90,000	05/18/2018	Badlar Private + 2.75%	Quarterly	—	90,000	90,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50%	Quarterly	181,053	180,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 (*)+ 3.20%	Quarterly	551,125	553,125	—
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25%	Quarterly	541,500	546,500	—
Class 25	11/08/2018	784,334	11/08/2020	UVA + 9.50%	Quarterly	856,473	—	—

				Total principal		2,419,151	2,020,178	1,734,194
				Interest accrued		54,539	32,312	52,091

				Total principal and interest accrued		2,473,690	2,052,490	1,786,285

(*)	The TM20 rate is the single arithmetic mean of interest rates for time deposits for twenty million pesos or over, and from thirty to thirty five days.

On February 28, 2019, the Entity issued Classes 26 and 27 Corporate Bonds. Class 26 Corporate Bonds were fully subscribed and paid in for 529,400, at a 9-month term and fully payable upon maturity, with an annual nominal applicable rate of 43% and payment of interest upon maturity of the Corporate Bond.

Besides, Class 27 Corporate Bonds were fully subscribed and paid in for 1,090,000, at an 18-month term and fully payable upon maturity, at private Badlar and an applicable annual nominal margin of 6.25% and quarterly interest payments.

27.	Provisions

	12.31.18	12.31.17	12.31.16
Income tax contingency (Note 15.c)	2,207,318	1,185,800	—
Contingent commitments provision	1,483	1,117	581
For administrative, disciplinary and criminal penalties (Note 56)	5,000	5,000	5,000
Provisions for termination plans	62,135	48,173	42,362
Other contingencies	1,344,787	887,767	853,576

TOTAL	3,620,723	2,127,857	901,519

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions are included in Exhibit J. However, below is a brief description:

•

Re-assessment of Income Tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank has answered the BCRA memorandum and evidenced the validity of the recognition timely made and has requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not bear any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Other: it reflects the estimated amounts to pay tax claims for a total of 69,714, labor-related claims of 169,256, commercial claims for a total of 1,075,123 and miscellaneous complaints for a total of 30,694.

The expected terms to settle these obligations are as follows:

Provisions	Within 12 months	After 12 months
For reassessment of income tax due to inflation adjustment	—	2,207,318
For contingent commitments	1,483	—
For administrative, disciplinary and criminal penalties	—	5,000
For termination benefits	34,117	28,018
Other	611,997	732,790

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

28.	Other non-financial liabilities

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Short term personnel benefits	2,538,893	1,737,009	1,356,494
Long term personnel benefits	180,757	137,389	109,240
Other collections and withholdings	2,015,263	1,504,774	1,321,518
Social security payable	68,967	20,045	14,945
Advances collected	1,653,586	827,850	947,619
Miscellaneous creditors	3,440,930	2,512,994	1,290,560
For contract liabilities	189,140	212,022	158,152
Other taxes payable	777,085	476,038	348,957
Other	29,395	31,556	41,244

TOTAL	10,894,016	7,459,677	5,588,729

29.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in share capital up to $ 145,000,000 (nominal value) by issuing 145,000,000 new registered, common shares with a nominal value of $ 1 each, one vote per share. The Board of Directors is granted the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 registered, common shares was approved, with a nominal value of $ 1 each, and a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the spot exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017, International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017, those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

30.	Interest income

	12.31.18	12.31.17
Interest from loans to the financial sector	1,975,927	698,741
Interest from overdrafts	6,057,469	3,081,847
Interest from instruments	5,492,192	2,198,145
Interest from mortgage loans	760,874	377,305
Interest from pledge loans	1,118,724	905,824
Interest from credit card loans	7,643,360	5,920,718
Interest from financial leases	523,305	400,155
Interest from consumer loans	6,216,299	3,978,842
Interest from other loans	3,035,290	1,945,330
Premium from reverse repurchase agreements	555,917	460,416
Interest from government securities	8,633,664	789,736
Interest from private securities	33,767	152,926
Interest from loans for the prefinancing and financing of exports	1,483,643	381,947
Stabilization Coefficient (CER) clause adjustment	87,631	408,825
Acquisition Value Unit (UVA) clause adjustment	3,831,564	148,247
Other financial income	37	1,082

TOTAL	47,449,663	21,850,086

31.	Interest expenses

	12.31.18	12.31.17
Checking accounts deposits	3,750,437	529,513
Savings accounts deposits	116,205	34,817
Time deposits	14,548,499	6,121,534
Interfinancial loans received	214,478	23,455
Other liabilities from financial transactions	1,511,674	453,124
Premium for reverse repurchase agreements	82,730	122,479
Acquisition Value Unit (UVA) clause adjustments	1,085,693	40,850
Other	10,633	1,240

TOTAL	21,320,349	7,327,012

32.	Commission income

	12.31.18	12.31.17
Linked to liabilities	6,031,884	3,872,328
Linked to loans	5,075,218	2,622,145
Linked to securities	125,171	86,985
From guarantees granted	2,358	992
From foreign currency transactions	488,428	289,884

TOTAL	11,723,059	6,872,334

33.	Commission expenses

	12.31.18	12.31.17
From credit and debit cards	2,868,998	1,675,452
Latam Pass Commissions	2,333,883	1,360,019
Linked to transactions with securities	1,526	1,080
From foreign trade transactions	127,557	88,118
From payment of wages	413,103	173,353
From promotions	260,077	168,687
Other digital sales services	413,835	246,367
Other commission expenses	508,157	593,245

TOTAL	6,927,136	4,306,321

34.	Net (loss)/income from financial instruments carried at fair value through profit or loss

	12.31.18	12.31.17
Income/(loss) from foreign currency forward transactions	(187,073)	58,823
Income from government securities	987,281	2,533,999
Income from corporate bonds	33,586	60,107
Income from private securities	110,472	194
Interest rate swaps	(837,646)	(14,097)

TOTAL	106,620	2,639,026

35.	Net (loss) /income from writing-down assets carried at amortized cost and at fair value through OCI

	12.31.18	12.31.17
(Loss)/Income from sale of government securities	(120,545)	6,723
Loss from sale of private securities	(855)	—

TOTAL	(121,400)	6,723

36.	Foreign exchange and gold gains/(losses)

	12.31.18	12.31.17
Conversion of foreign currency assets and liabilities into pesos	1,151,806	73,598
Income from purchase-sale of foreign currency	4,154,903	2,026,144

TOTAL	5,306,709	2,099,742

37.	Other operating income

	12.31.18	12.31.17
Rental of safe deposit boxes	437,390	340,940
Adjustments and interest on miscellaneous receivables	442,130	144,162
Punitive interest	80,113	39,681
Loans recovered	295,652	293,748
Allowances reversed	270,114	120,169
Commissions from insurance	708,182	656,292
Income tax contingency - Tax inflation adjustment - Fiscal years 2017 and 2016 (Note 15.c)	1,021,518	1,185,800
Commissions from armored transportation services	46,025	38,231
Commissions from custody	65,101	35,151
Commissions from credit and debit cards	431,320	320,853
Other operating income	1,064,580	731,070

TOTAL	4,862,125	3,906,097

38.	Personnel benefits

	12.31.18	12.31.17
Salaries	5,094,052	4,126,962
Social security charges	1,503,087	1,191,108
Personnel compensation and bonuses	760,289	470,169
Personnel services	189,690	160,504
Other short term personnel benefits	1,357,130	892,316
Termination benefits	13,961	5,811
Other long term benefits	42,965	28,148

TOTAL	8,961,174	6,875,018

39.	Administrative expenses

	12.31.18	12.31.17
Travel expenses	89,440	63,667
Administrative expenses	533,236	349,761
Security services	293,815	305,921
Fees to Bank Directors and Supervisory Committee	16,886	9,745
Other fees	307,871	212,719
Insurance	71,035	54,240
Rent (Note 47)	780,444	472,798
Stationery and supplies	36,421	37,679
Electricity and communications	329,002	198,182
Advertising	391,954	407,798
Taxes	1,661,915	1,184,327
Maintenance costs	760,668	542,021
Armored transportation services	1,067,470	683,001
Other administrative expenses	836,914	638,562

TOTAL	7,177,071	5,160,421

40.	Depreciation and amortization

	12.31.18	12.31.17
Depreciation of property and equipment (Exhibit F and Note 18)	811,001	587,609
Amortization of intangible assets (Exhibit G and Note 19)	62,776	54,594
Loss from sale or impairment of fixed assets	—	6,158
Depreciation of other assets	2,594	2,512
TOTAL	876,371	650,873

41.	Other operating expenses

	12.31.18	12.31.17
Contributions to the Deposits Guarantee Fund (Note 50)	326,636	213,680
Turnover tax	4,151,000	2,316,236
Other allowances (Exhibit J)	1,629,116	1,432,534
Claims	158,111	130,323
Initial recognition of loans	640,723	210,424
Other operating expenses	745,978	1,356,174
TOTAL	7,651,564	5,659,371

42.	Financial instruments risks

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudential level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Francés expresses the levels and types of risk the entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Francés uses a management model with two principles for the decision-making process:

•	Prudential analysis: Materialized in relation to the management of the various risks acknowledged by the entity.

•	Anticipation: it makes reference to the capacity of making decisions foreseeing relevant changes in the environment, the competition and customers, having effects on a medium-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the entity’s risk profile and the market.

Along this line, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These organizations periodically review credit, financial and operational risks which may potentially affect the success of BBVA Francés activities, as well as with a special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

•	Risks Management

•	Committees

•	Control and Reporting Units

•	Cross-Control Areas

Risks Management:

This is an area that is independent from business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

-	Active management throughout the life of the risk.

-	Clear processes and procedures.

-	Integrated management of all risks through identification and quantification.

-	Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are responsible for risk management. This implies knowledge, assessment, weighting and potential mitigation. BBVA Francés has an agile and proper structure of committees for the management of the various risks.

Control and Reporting Units:

Control and monitoring areas are in charge of giving cohesion to credit risk management and ensure that management of the rest of risks that are critical to the Entity is in accordance with the established standards.

The main responsibilities of Internal Risks Control are: ensuring there is a proper internal regulatory framework; a process and measures defined for each type of risks; controlling its application and operation; and, ensuring an assessment of the existence of a control environment and its proper implementation and operation.

The area has a Models Validation team to ensure that BBVA Francés internal risk statistical models are adequate for use and issues a grounded and updated opinion on proper use of such models.

Reporting is in charge of control procedures for risk rating and credit limit requirements, provisioning, determining the risk quota for each segment of economic activity and type of financing, preparing fundamental metrics setting forth the principles and general risk profile in the statement of Appetite for Risk in quantitative terms In addition, it is in charge of generating reports for the Risks Management for the decision-making process in accordance with internal credit policies and control organizations’ policies, reviewing processes and proposing alternatives.

Cross-Control Areas

The Entity also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance and Internal Control.

Appetite for Risk

Appetite for Risk is a key element in the management of financial institutions, providing the Entity with a comprehensive framework to determine the risks and level of risks, willing to intervene to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs or other metrics.

The Appetite for Risk is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress Testing

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress tests program, within the Entity’s general risks management.

Stress test means the evaluation of the Entity’s financial position under a severe but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as liquidation risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor’s or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Francés defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies and governments due to the incidence of economic, political and social events occurring in a foreign country.

Strategy and processes

BBVA Francés develops the credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, annually the Risks Management develops, together with the rest of the Bank’s management departments, a budget process, including the main variables of credit risk:

-	Expected growth per portfolio and product.

-	Changes in the default ratio.

-	Changes in write-off portfolios.

Thus, the expected standard credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risks Follow-Up Committees to take the necessary measures.

Admission

BBVA has credit risk admission policies, whereby the criteria for obtaining quality assets, establishing risk tolerance levels and alignment of the credit activities with the strategy of BBVA Francés are defined in accordance with the BBVA Group.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, since the admission stage is not the end of the process. Follow-up is as important as deciding, since the risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

-

Follow-up to the limit granted: Since customer profiles vary over time, the limits of products hired are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

-

Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer’s situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up to the changes in proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

-

Follow-up to rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

-

Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.

Additionally, the following functions shall be carried out:

-	Follow-up to specific customers.

-	Follow-up to products.

-	Follow-up to units (branches, areas, channels).

-	Other follow-up actions (samples, control of admission process and risk management, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up to products, units and other follow-up actions are supplementary to the specific follow-up to customers.

Recovery

BBVA Francés has also a Recoveries Area within Risks Management, to mitigate the severity of credit portfolios, both from the Bank and from companies related to the entity, as well as to provide the results from the Bank directly, through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction in allowances.

Structure and organization

The credit risk management model at BBVA Francés has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies: Management Committee Board of Directors.

For the purpose of having a continuous and integrated management process with coordination between all areas involved, the Risks Management has admissions areas, follow-up areas, recoveries areas and policies and tools areas.

That management model is completed with an agile and proper structure of committees for credit risk management to treat risks, which implies knowledge, assessment, weighting and potential mitigation.

Scope and nature of information and/or risk measurement systems

BBVA has several tools to be used in credit risk management for effective risk control and facilitating the entire process. Along this line, the entity prepares, among others, the following periodic reports:

-	Progress of Risks.

-	Payment Schedules.

-	Ratings.

-	Dashboard.

-	Early Alerts System.

-	Quarterly tools follow-up sheet.

Additional information on the credit quality of assets

Exposure to credit risk

The maximum amount of credit risk of the Group’s financial assets is reported below:

Detail	12.31.18	12.31.17	12.31.16
Cash and deposits in banks	99,105,461	38,235,942	48,164,949
Debt securities at fair value through profit or loss	7,508,099	5,795,638	3,671,503
Derivative instruments	591,418	142,745	53,723
Repo transactions	12,861,116	6,329,939	58,322
Other financial assets	9,647,526	2,664,139	825,117
Loans and other financing	185,680,586	129,887,720	80,173,731
Other debt securities	23,742,631	16,298,834	9,194,483
Financial assets pledged as collateral	4,703,064	3,250,464	2,184,194

Off-balance sheet
Advances and loans agreed not used	531,590	772,541	176,296
Guarantees granted	578,092	398,063	264,058
Liabilities from foreign trade transactions	141,321	107,418	97,467
Secured loans	462,080	351,788	250,560

Definitions of positions due and impaired for accounting purposes and for the determination of allowances for loan losses

BBVA Francés considers a customer’s positions overdue upon failing to make one of the payments and while they remained unpaid. Furthermore, pursuant to the provisions of the Classification of Debtors (Liquidity and Solvency), a customer’s positions are considered impaired:

•	As from ninety days of arrears for the consumer or consumer-like portfolio.

•	When the customer is unable to repay, for the commercial portfolio. That is derived from a series of objective and subjective guidelines, such as:

-	The financial position.

-	Cash flows.

-	Level of compliance at maturity.

-	The quality of management corporate governance.

-	The quality of the internal control system and fluidity and consistency of information.

-	The sector of the economy and competitive position within its industry.

Likewise, there are other supplementary criteria giving rise to impaired positions for both portfolios:

-	Pending legal proceedings

-	Compliance with re-financing.

-	When the customer is subject to a mandatory reclassification process.

For the purposes of the accounting determination of allowances for loan losses, the Bank makes a distinction between both positions, which allows for proper management of credit risk allowances, and is a key tool to preserve the entity’s solvency.

Description of the approaches used to set up specific and general allowances

The BCRA establishes minimum percentages to assess allowances for loan losses, based on the customers’ classification. In that sense, the regulations on “Minimum Allowances” (Communication A 2950, as amended, issued by the BCRA) provide that allowances may be set up above minimum allowances for each category, without reclassification of the debtor to the subsequent category in consumer and consumer-like portfolios.

Refinanced positions

Refinanced customers are those eligible for any kind of transactions, whereby changes in the term and/or amount of the initial contract occur, as a result of payment difficulties.

Credit risk hedging

Coverage and/or risk mitigation policy

Although coverages and/or risk mitigation with additional guarantees are an important factor for the granting of loans, the main factor to decide is that the customer has sufficient generation of resources to pay for the obligations agreed.

The ability of the beneficiary to repay by generating sufficient resources is above any other consideration. Thus, the decision of risks is based on the borrower’s payment capacity to timely and duly comply with all the financial obligations assumed, based on income from the customer’s business or usual income source, without relying on sureties, guarantors or assets delivered as collateral.

In addition to the policies and follow-ups, BBVA Francés uses collateral, comfort letters and covenants as mitigators.

Collateral

Upon assessing collateral, BBVA Francés carefully analyzes if they are appropriate. Along this line, the milestones to update the value of collateral apply under prudential principles.

Regarding the types of collateral managed by BBVA Francés, the following stand out:

-	Guarantees: It includes sureties or unsecured instruments.

-	Joint and several guarantee: upon default on payment, the creditor may collect the unpaid amount from either the debtor or the surety.

-	Joint guarantee: in this case the guarantors and debt-holders are liable in proportion to their interest in the company / transaction and restricted to such amount or percentage.

-	Security Interest: it includes guarantees based on tangible assets, which are classified as follows:

-

Mortgages: A mortgage does not change the debtor’s unlimited liability, who is fully liable. They are documented pursuant to the Bank’s internal regulations for such purposes and are duly registered. Also, there is an independent appraisal, at market value, which enables a prompt sale.

-

Pledges: This includes chattel mortgages of motor vehicles or machinery, as well as liens on Time deposits and Mutual Funds. To be accepted, they shall be effective upon realization accordingly, they are properly documented and shall be approved by the Legal Services area. Finally, the Bank hedges against the variation in the value of the pledge.

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, granting collateral, surety, warranties, letters of credit and secured loans (recorded in debit accounts pursuant to accounting standards of the BCRA). Although these transactions are not recognized in the Consolidated Statement of Financial Position because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Statement of Financial Position and are, therefore, an integral part of the Group’s total risk.

As of December 31, 2018, 2017 and 2016, the Group holds the following contingent transactions:

	12.31.18	12.31.17	12.31.16
Overdrafts and receivables agreed not used	531,590	772,541	176,296
Guarantees granted	578,092	398,063	264,058
Liabilities from foreign trade transactions	141,321	107,418	97,467
Secured loans	462,080	351,788	250,560

	1,713,083	1,629,810	788,381

Hedging based on netting of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the execution of master agreements (for instance, ISDA or CMOF) for the derivatives business, including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Francés accepts financial institutions (local or foreign), public entities, stock exchange companies, resident and non-resident companies, including insurance companies.

Concentration of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

-	Preferred Collateral “A”

-	Preferred Collateral “B”

-	Other collateral (not included in the sections above)

Collateral received for loans are reported in Exhibit “B” to these consolidated financial statements.

Market risk

BBVA Francés considers market risk as the likelihood of losses of value of the trading portfolio as a consequence of adverse changes in market variables affecting the valuation of financial products and instruments.

The main market risk factors the Entity is exposed to are as follows:

•	Interest rate risk: From exposure to changes in the various interest rate curves.

•	Foreign exchange risk: From changes in the various foreign exchange rates. All positions in a currency other than the financial statements currency create foreign exchange risk.

The Financial Risks Management of the Risks Management area applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with a follow-up and control of its proper application, and proposing the necessary actions to maintain the quality of risk within the defined appetite for risk.

The financial risks management model of BBVA Francés consists of the Market Risks and Structural Risks and Economic Capital Areas, which are coordinated for control and follow-up to risks.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial risks is completed with a scheme of committees in which it participates, for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

-	Assets and liabilities committee (ALCO)

-	Risk Management Committee (RMC)

-	Financial Risks Committee (FRC)

BBVA Francés has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

The main market risk metric is VaR (“Value at Risk”), a parameter to estimate the maximum loss expected for the trading portfolio positions with a 99% confidence level and a time horizon of 1 day.

Current management structure and procedures in force include follow-up to a limits and alerts scheme in terms of VaR, economic capital, stress and stop loss.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and action procedures based on the exceeded threshold.

The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

Argentine Government Securities.

Argentine Central Bank Bills

Provincial debt securities.

Corporate Bonds.

Foreign exchange spot.

Derivatives (Exchange rate Futures and Forwards).

The following tables show the changes in total VaR and VaR per risk factors.

VaR (in millions of pesos)

	12.31.18	12.31.17	12.31.16
Average	22.86	48.39	15.63
Minimum	4.97	10.29	2.55
Maximum	97.37	85.04	39.60
Closing	49.36	43.33	27.35

VaR per risk factors – (in millions of pesos)

VaR interest rate	12.31.18	12.31.17	12.31.16
Average	19.00	35.14	10.63
Minimum	3.13	9.42	0.38
Maximum	93.76	57.36	24.95
Closing	49.90	43.38	13.35

VaR foreign exchange rate	12.31.18	12.31.17	12.31.16
Average	9.64	30.50	9.91
Minimum	0.28	0.99	0.41
Maximum	37.98	80.91	41.17
Closing	2.65	1.66	24.70

Currency risk

The position in foreign currency is shown below:

	TOTAL AS OF 12.31.18	AS OF 12.31.18 (per currency)				TOTAL AS OF 12.31.17
		Dollar	Euro	Real	Other
ASSETS
Cash and deposits in banks	52,490,186	49,802,789	2,620,362	9,561	57,474	21,258,981
Debt securities at fair value through profit or loss	6,968	6,968	—	—	—	697,121
Repo transactions	12,706,363	12,706,363	—	—	—	4,372,912
Other financial assets	657,511	653,330	4,181	—	—	114,932
Loans and other financing	60,635,907	60,393,438	242,469	—	—	28,183,009
Non-financial government sector	—	—	—	—	—	62
Other financial institutions	248,932	248,932	—	—	—	93,156
Non-financial private sector and residents abroad	60,386,975	60,144,506	242,469	—	—	28,089,791
Other debt securities	2,279,172	2,279,172	—	—	—	4,102,722
Financial assets pledged as collateral	2,303,947	2,303,947	—	—	—	766,844
Investments in equity instruments	9,991	9,991	—	—	—	4,961

TOTAL ASSETS	131,090,045	128,155,998	2,867,012	9,561	57,474	59,501,482

LIABILITIES
Deposits	114,494,962	112,293,972	2,200,990	—	—	54,349,370
Non-financial government sector	390,264	385,716	4,548	—	—	101,861
Financial sector	99,865	98,031	1,834	—	—	55,867
Non-financial private sector and residents abroad	114,004,833	111,810,225	2,194,608	—	—	54,191,642
Liabilities at fair value through profit or loss	34,797	34,797	—	—	—	—
Other financial liabilities	5,323,354	5,122,087	172,140	—	29,127	2,139,909
Financing received from the BCRA and other financial institutions	5,400,682	5,162,530	238,152	—	—	298,578
Other non-financial liabilities	946,530	931,543	14,987	—	—	335,829

TOTAL LIABILITIES	126,200,325	123,544,929	2,626,269	—	29,127	57,123,686

The notional amounts of the foreign currency forward and forward transactions are reported below:

	12.31.18	12.31.17
Foreign Currency Forwards
Foreign currency forward purchases - US$	620,651	658,575
Foreign currency forward sales - US$	760,615	645,582
Foreign currency forward sales - Euros	5,463	4,818

Interest rate risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Francés.

The process to manage this risk has a limits and alerts structure to keep the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•

Margin at Risk (MaR): it quantifies the maximum loss which may be recorded in the financial margin projected over 12 months under the worst case scenario of rate curves for a certain level of confidence.

•	Economic Capital (EC): it quantifies the maximum loss which may be recorded in the economic value of the entity under the worst case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	12.31.18	12.31.17	12.31.16
Closing	1.43%	1.53%	1.03%
Minimum	1.01%	0.80%	0.68%
Maximum	2.05%	1.65%	1.33%
Average	1.61%	1.13%	0.94%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM -100 bps

	12.31.18	12.31.17	12.31.16
Closing	2.14%	2.18%	0.03%
Minimum	1.98%	0.03%	0.02%
Maximum	2.73%	2.18%	0.37%
Average	2.26%	0.34%	0.17%

Liquidity and financing risk

The liquidity risk is defined as the possibility of the entity not efficiently meeting its payment obligations without incurring significant losses which may affect its daily operations or its financial position.

The short-term purpose of the liquidity and financing risk management process at BBVA Francés is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the entity’s reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors. In the medium and long term such process is aimed at watching for the suitability of the financial structure of the Bank and its changes, according to the economic situation, the markets and the regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD (Loan to Stable Customers Deposits): it measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.

LCR (Liquidity Coverage Ratio): it measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Francés, as established in the regulations issued by the BCRA, A 5693, calculates the liquidity coverage coefficient daily.

Below is the changes in LCR ratios:

	12.31.18	12.31.17	12.31.16
LCR	291%	289%	519%

The following charts show the breakdown by term of loans, other financing and financial liabilities considering the total amounts to their due date, as of December 31, 2018, 2017 and 2016:

	Exhibit D - Breakdown by term of loans and other financing	Exhibit I - Breakdown of financial liabilities by remaining terms	Total as of 12.31.18
Past due portfolio	1,477,418	—	1,477,418
Up to 1 month	74,277,151	266,884,948	(192,607,797)
Up to 3 months	26,110,239	22,849,556	3,260,683
Up to 6 months	26,401,850	8,841,997	17,559,853
Up to 12 months	16,834,232	3,328,772	13,505,460
Up to 24 months	21,834,194	1,809,415	20,024,779
More than 24 months	41,634,463	37,788	41,596,675

TOTAL	208,569,547	303,752,476	(95,182,929)

	Exhibit D - Breakdown by term of loans and other financing	Exhibit I - Breakdown of financial liabilities by remaining terms	Total as of 12.31.17
Past due portfolio	461,313	—	461,313
Up to 1 month	61,640,895	157,218,276	(95,577,381)
Up to 3 months	18,632,615	13,948,068	4,684,547
Up to 6 months	14,639,490	3,309,272	11,330,218
Up to 12 months	16,103,081	2,042,556	14,060,525
Up to 24 months	12,327,018	1,775,685	10,551,333
More than 24 months	24,925,058	673,932	24,251,126

TOTAL	148,729,470	178,967,789	(30,238,319)

	Exhibit D - Breakdown by term of loans and other financing	Exhibit I - Breakdown of financial liabilities by remaining terms	Total as of 12.31.16
Past due portfolio	281,244	—	281,244
Up to 1 month	39,297,674	113,836,671	(74,538,997)
Up to 3 months	9,964,700	10,451,930	(487,230)
Up to 6 months	9,259,339	3,917,989	5,341,350
Up to 12 months	8,797,940	1,269,227	7,528,713
Up to 24 months	7,948,429	812,905	7,135,524
More than 24 months	10,848,976	583,551	10,265,425

TOTAL	86,398,302	130,872,273	(44,473,971)

The amounts of the Group’s financial assets and liabilities, which are expected to be collected or paid twelve months after the reporting date are disclosed below:

	12.31.18	12.31.17	12.31.16
Financial assets
Debt securities at fair value through profit or loss	246,833	1,214,107	1,721,216
Repo transactions	9,452,831	—	—
Loans and other financing	45,949,271	31,788,392	14,837,660
Other debt securities	7,036,166	1,096,814	2,097,287

Total	62,685,101	34,099,313	18,656,163

Financial liabilities
Deposits	39,393	394,283	177,888
Other financial liabilities	854,162	—	22,338
Financing received from the BCRA and other financial institutions	168,972	129,391	1,322
Corporate bonds issued	507,780	1,570,178	923,553

Total	1,570,307	2,093,852	1,125,101

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	7,508,099	7,508,099	54,011	7,454,088
Derivative instruments	591,418	591,418	—	591,418
Other financial assets	408,704	408,704	408,704	—
Other debt securities	23,742,495	23,742,495	100,166	23,642,329
Financial assets pledged as collateral	1,077,801	1,077,801	—	1,077,801
Investments in equity instruments	129,538	129,538	119,322	10,216
Financial liabilities
Liabilities at fair value through profit or loss	692,270	692,270	162,696	529,574
Derivative instruments	1,377,259	1,377,259	—	1,377,259

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	5,795,638	5,795,638	4,230,903	1,564,735
Derivative instruments	142,745	142,745	—	142,745
Other financial assets	350,754	350,754	350,754	—
Other debt securities	16,298,644	16,298,644	10,201,453	6,097,191
Financial assets pledged as collateral	794,080	794,080	794,080	—
Investments in equity instruments	127,287	127,287	122,103	5,184
Financial liabilities
Derivative instruments	229,775	229,775	—	229,775

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2016 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value
Financial assets
Debt securities at fair value through profit or loss	3,671,503	3,671,503	2,149,034	1,522,469
Derivative instruments	53,723	53,723	—	53,723
Other financial assets	154,850	154,850	154,850	—
Other debt securities	9,194,240	9,194,240	649,721	8,544,519
Financial assets pledged as collateral	147,997	147,997	147,997	—
Investments in equity instruments	70,808	70,808	66,400	4,408
Financial liabilities
Derivative instruments	58,305	58,305	—	58,305

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity. There are no Level 3 financial assets.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	12.31.18	12.31.17
Argentine Treasury Bonds at fixed rate due 2023	—	398,162
Argentine Treasury Bonds in Pesos at fixed rate due 2021	—	19,776
Argentine Bond in Pesos at private Badlar + 325 bps. due 2020	—	(22,659)
Argentine Bond in Pesos at private Badlar + 250 bps. due 2019	—	877
Argentine Bond in Pesos due 2038	1,615	—

The transfer is due to the fact that the bond was not listed on the market the number of days necessary to be considered Level 1.

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of December 31, 2018 and 2017.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank for fixed income consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quoted prices for the last 10 business days, a theoretical valuation is made.

The valuation allocated to financial assets that were not listed on the last 10 business days is determined by considering the latest quoted market price, plus interest accrued until the valuation date or technical value, whichever more representative.

The theoretical valuation carried out for swaps and non-delivery forwards consists in discounting the future flows of the investment applying the interest rate as per the proper spot rates curve.

The estimate of future cash flows for swaps is made considering the spot rates in pesos and the BADLAR rate curve as input. In the case of non-delivery forwards, future cash flows are estimated considering the fair values of Rofex futures as inputs.

For Level 2 Calculations, input data observable in the market is required: the last quoted market price (MAE or BYMA), the terms and conditions of the bond issue as detailed in the respective offering memorandum or, in the particular case of BADLAR-adjustable bonds, the terms published in the BCRA’s website, the spot discount curve.

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

No Level 3 fair value balances are verified.

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2018 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	99,105,461	(1)	—	—	—
Repo transactions	12,861,116	(1)	—	—	—
Other financial assets	9,238,822	(1)	—	—	—
Loans and other financing
Non-financial government sector	207	(1)	—	—	—
Argentine Central Bank (BCRA)	383	(1)	—	—	—
Other financial institutions	9,583,842	9,492,614		9,492,614	—
Non-financial private sector and residents abroad	171,837,915	167,308,597	—	167,308,597	—
Other debt securities	136	(1)	—	—	—
Financial assets pledged as collateral	3,625,263	(1)	—	—	—
Financial liabilities
Deposits	259,509,061	256,910,027	—	256,910,027	—
Repo transactions	14,321	(1)	—	—	—
Other financial liabilities	28,189,392	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	5,527,525	(1)	—	—	—
Corporate bonds issued	2,473,690	2,412,051	—	2,412,051	—

(1)	According to the financial reporting framework set forth by the BCRA, the Group does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2017 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	38,235,942	(1)	—	—	—
Repo transactions	6,329,939	(1)	—	—	—
Other financial assets	2,313,385	(1)	—	—	—
Loans and other financing
Non-financial government sector	218	(1)	—	—	—
Other financial institutions	4,608,947	4,509,868	—	4,509,868
Non-financial private sector and residents abroad	122,988,125	150,905,166	—	150,905,166
Other debt securities	190	(1)	—	—	—
Financial assets pledged as collateral	2,456,384	(1)	—	—	—
Financial liabilities
Deposits	153,934,671	153,722,257	—	153,722,257	—
Repo transactions	285,410	(1)	—	—	—
Other financial liabilities	14,002,353	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	691,295	(1)	—	—	—
Corporate bonds issued	2,052,490	2,055,490	—	2,055,490	—

(1)	According to the financial reporting framework set forth by the BCRA, the Group does not report the fair value as it considers it to be similar to its accounting value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2016 is detailed below:

	Accounting balance	Total fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	48,164,949	(1)	—	—	—
Repo transactions	58,322	(1)	—	—	—
Other financial assets	670,267	(1)	—	—	—
Loans and other financing
Non-financial government sector	98,819	(1)	—	—	—
Other financial institutions	2,661,976	2,658,377	—	2,658,377	—
Non-financial private sector and residents abroad	75,799,286	73,871,729	—	73,871,729	—
Other debt securities	243	(1)	—	—	—
Financial assets pledged as collateral	2,036,197	(1)	—	—	—
Financial liabilities
Deposits	114,610,296	114,202,644	—	114,202,644	—
Repo transactions	135,139	(1)	—	—	—
Other financial liabilities	7,785,545	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	705,080	(1)	—	—	—
Corporate bonds issued	1,786,285	1,798,257	—	1,798,257	—

(1)	According to the financial reporting framework set forth by the BCRA, the Group does not report the fair value as it considers it to be similar to its accounting value.

44.	Segment reporting

Basis for segmentation

The Group identified the operating segments based on the management information reviewed by the chief operating decision maker:

-	As of December 31, 2018, the Group determined that it has only one reporting segment related to banking activities; and

-

As of December 31, 2017 and 2016, the information presented to the chief operating decision maker was prepared based on the following operating segments: (i) BBVA Banco Francés S.A. (banking), and (ii) Volkswagen Financial Services S.A. (financial services), each considered by the Group as a single reportable segment.

Reportable segments are strategic business units offering different products and services. They are managed separately because each segment is aimed at different markets and consequently requires different commercialization technologies and strategies.

During 2017, the Entity updated its internal business segment information adding the analysis of loans and deposits per lines of business (corporate banking, small and medium enterprises and retail).

The following tables present information regarding business segments:

BBVA Banco Francés S.A. (bank) (1)	Total as of 12.31.18
Loans and other financing	181,422,347
Corporate banking	52,196,585
Small and medium companies	52,384,419
Retail	76,841,343
Other assets	173,191,856

TOTAL ASSETS	354,614,203

Deposits	259,509,061
Corporate banking	29,668,066
Small and medium companies	49,240,049
Retail	180,600,946
Other liabilities	56,523,365

TOTAL LIABILITIES	316,032,426

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 12.31.17
Loans and other financing	122,915,668	4,681,622	127,597,290
Corporate banking	30,515,864	—	30,515,864
Small and medium companies	40,895,786	2,010,777	42,906,563
Retail	51,504,018	2,670,845	54,174,863
Other assets	85,209,812	137,632	85,347,444

TOTAL ASSETS	208,125,480	4,819,254	212,944,734

Deposits	153,934,671	—	153,934,671
Corporate banking	13,199,994	—	13,199,994
Small and medium companies	31,526,243	—	31,526,243
Retail	109,208,434	—	109,208,434
Other liabilities	28,347,464	425,539	28,773,003

TOTAL LIABILITIES	182,282,135	425,539	182,707,674

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 12.31.16
Loans and other financing	76,974,605	1,585,476	78,560,081
Other assets	74,999,661	192,719	75,192,380

TOTAL ASSETS	151,974,266	1,778,195	153,752,461

Deposits	114,610,296	—	114,610,296
Other liabilities	18,795,909	256,761	19,052,670

TOTAL LIABILITIES	133,406,205	256,761	133,662,966

	BBVA Banco Francés S.A. (bank) (1)	VWFS (financial services)	Total as of 12.31.17
Net income from interest and similar items	13,822,520	700,554	14,523,074
Net commission income	2,587,710	(21,697)	2,566,013
Income from financial assets at fair value through profit or loss	2,639,026	—	2,639,026
Income from write-down of assets at amortized cost	6,723	—	6,723
Net foreign exchange difference	2,099,635	107	2,099,742
Other operating income	3,903,985	2,112	3,906,097

TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	25,059,599	681,076	25,740,675

Net loan loss allowance generated by loans	(1,668,802)	(35,198)	(1,704,000)

SUBTOTAL	23,390,797	645,878	24,036,675

Total operating expenses	(18,137,559)	(208,124)	(18,345,683)
Total income from associates and joint ventures	433,939	—	433,939

INCOME BEFORE INCOME TAX	5,687,177	437,754	6,124,931

Net income tax	(1,567,895)	(40,081)	(1,607,976)

NET INCOME	4,119,282	397,673	4,516,955

Attributable to:
Shareholders of the Parent			4,479,793
Non-controlling interest			37,162

(1)	It includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered Office (country)	Ownership interest as of
		12.31.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	(2)	51.0000%	51.0000%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the Company’s share capital and an indirect 4.8498% interest through BBVA Francés Valores S.A.
(2)	On September 25, 2018, the Bank deconsolidated Volkswagen Financial Services Compañía Financiera S.A. as a result of the loss of control referred to in Note 1.

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	12.31.18	12.31.17
Fees	15,133	7,914
Total	15,133	7,914

b.2)	Profit or loss and balances with key management personnel

	Balances as of			Profit or loss
	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Loans
Credit cards	2,907	2,435	1,907	810	607
Overdrafts	19	20	—	8	13
Consumer loans	—	10	—	—	9
Mortgage loans	1,316	1,366	—	238	246
Financial leases	—	—	86	—	1
Deposits
Checking account	8	12	3	—	—
Savings account	30,306	10,567	4,511	99	67
Time deposits	—	—	6,306	34	22

Loans are granted on an arm’s length basis.

b.3)	Profit or loss and balances with related parties (except key Management personnel)

	Balances as of			Profit or loss
Parent	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Cash and deposits in banks	259,503	425,754	245,089	—	—
Derivative instruments (Assets)	23,177	—	—	—	—
Other financial assets	310,034	—	—	—	—
Liabilities at fair value through profit or loss	315,396	—	—	—	—
Other non-financial liabilities	51,296	54,701	113,967	92,057	56,869
Derivative instruments (Liabilities)	51,198	—	—	82,523	—
Securities in custody	56,994,610	62,359,948	37,468,665	—	—
Derivative instruments (Memorandum accounts)	5,172,413	—	—	—	—
Sureties granted	593,593	296,403	126,286	1,795	1,144
Guarantees received	717,641	3,114	2,540	—	—

	Balances as of			Profit or loss
Associates	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Cash and deposits in banks	70	76	8	—	—
Loans and other financing	5,723,637	2,067,515	1,165,928	1,378,771	636,081
Debt securities at fair value through profit or loss	50,398	4,179	5,849	33,506	—
Derivative instruments (Assets)	—	743	3,093	—	1,095
Other financial assets	161,622	—	—	—	—
Deposits	149,338	36,506	25,983	29,621	143
Liabilities at fair value through profit or loss	223,833	—	—	—	—
Other financial liabilities	37,390	—	—	—	—
Other non-financial liabilities	—	3,124	407	3,555	6,361
Financing received	—	82,175	—	5,357	2,066
Derivative instruments (Liabilities)	381,998	12,026	576	624,476	3,199
Corporate bonds issued	115,263	95,374	29,738	33,176	6,779
Other operating income	—	—	—	15,036	9,116
Interest rate swaps	2,364,460	2,711,960	1,087,279	—	—
Securities in custody	506,076	223,475	380,819	396	—
Guarantees received	284	—	—	—	—
Sureties granted	23,864	5,731	—	237	289

Transactions have been agreed upon on an arm’s length basis.

47.	Leases

a)	The Group is the lessor in the following lease contracts:

a.1)	Financial leases

The Group executed financial lease contracts related to real property, motor vehicles, machinery and equipment.

The following table shows the total gross investment of financial leases and the current value of minimum payments to be received thereunder:

Financial leases	12.31.18		12.31.17		12.31.16
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	977,272	972,981	1,068,411	893,109	984,021	828,469
From 1 to 5 years	1,414,800	1,404,766	1,669,239	1,403,124	1,407,814	1,166,119
More than 5 years	—	—	—	—	29	25

TOTAL	2,392,072	2,377,747	2,737,650	2,296,233	2,391,864	1,994,613

Principal		2,343,180		2,283,577		1,969,968
Interest accrued		34,567		12,656		24,645

TOTAL		2,377,747		2,296,233		1,994,613

As of December 31, 2018, 2017 and 2016, non-accrued interest amount to 9,147, 447,619 and 398,949, respectively, and accumulated allowances for loan losses amount to 47,227, 34,767 and 27,445, respectively.

a.2)	Operating Leases

The Group executed commercial lease contracts for its investment properties, which include buildings. The average terms of those leases not subject to cancellation are from three to five years. All leases include a clause providing for an annual adjustment to leases, taking into consideration market conditions.

Minimum future payments for operating lease contracts not subject to cancellation are as follows:

	12.31.18	12.31.17	12.31.16
Up to 1 year	23,991	—	—
From 1 to 5 years	184,222	52,050	53,614

	208,213	52,050	53,614

b) Group acting as lessee

b.1) Operating Leases

The Group leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of December 31, 2018, 2017 and 2016:

	12.31.18	12.31.17	12.31.16
Up to one year	46,977	40,607	75,308
From 1 to 5 years	1,460,593	771,560	928,254
More than 5 years	1,249,534	479,066	520,219

Total	2,757,104	1,291,233	1,523,781

The amount of operating lease expenses recognized in profit or loss was 780,444 and 472,798 as of December 31, 2018 and 2017, respectively. These amounts are included in the “Administrative expenses” line (Note 39).

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with e accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of International Financial Reporting Standards (IFRS), and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On April 10, 2018, the Shareholders’ Meeting approved the distribution of dividends in the amount of 970,000, which were paid on May 9, 2018. Furthermore, on March 30, 2017, the Shareholders’ Meeting approved the distribution of dividends in the amount of 911,000, which were paid on August 10, 2017.

The Shareholders Meeting of the subsidiary BBVA Francés Valores S.A. held on April 19, 2018 approved the distribution of dividends in the amount of 20,000, which were paid on May 18, 2018.

The Shareholders Meeting of the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión held on April 20, 2018, approved the distribution of dividends in the amount of 221,266, which were paid on May 15, 2018. Furthermore, the Shareholders Meeting held on April 24, 2017 approved the distribution of dividends in the amount of 140,000, which were paid on May 29, 2017.

49.	Restricted assets

As of December 31, 2018, 2017 and 2016, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 79,285 and Treasury Bonds in US dollars maturing on May 10, 2019 in the amount of 56,145 as of December 31, 2018, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 41,108 as of December 31, 2017, and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 7,830 as of December 31, 2017, and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as guarantee for funding granted by the Bicentennial Fund.

c)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 4,703,064, 3,250,464 and 2,184,194, as of December 31, 2018, 2017 and 2016, respectively.

d)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as security for the custody of investments corresponding to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime and custody of Registered Bills.

e)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (MERVAL) in the amounts of 24,722 and 35,417, and BYMA, in the amounts of 94,600 and 85,000 as of December 31, 2018 and 2017, respectively. Those shares are pledged for the benefit of Crédito and Caución Compañía de Seguros S.A. under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

That company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were pledged for the benefit of “CHUBB Argentina de Seguros S.A.” under the surety bond signed by the issuer to secure noncompliance with the company’s obligations.

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company Seguros de Depósitos Sociedad Anónima (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of December 31, 2018 and 2017 the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 326,636 and 213,680, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos four hundred and fifty thousand to pesos one million, effective March 1, 2019.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – current account – not restricted	82,119,608	28,112,990	31,248,052
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	1,238,252	977,566	914,587

	83,357,860	29,090,556	32,162,639

Argentine Treasury Bonds in pesos at fixed rate due November 2020	6,936,000	—	—
Liquidity Bills – B.C.R.A.	20,202,428	—	—

TOTAL	110,496,288	29,090,556	32,162,639

51.2	Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above mentioned date:

Minimum capital requirements	12.31.18	12.31.17
Credit risk	18,087,597	12,726,716
Operational risk	3,594,744	2,557,896
Market risk	92,786	369,204
Paid-in	36,274,163	27,309,745

Surplus	14,499,036	11,655,929

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 731, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent - Comprehensive” and “Mutual Funds Custodian Agent” amounts to 27,000 and the minimum cash contra-account required by those rules amounts to 13,750. This amount includes Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of December 31, 2018, 2017 and 2016, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 282,641 shares of FBA Ahorro Pesos Fondo Común de Inversión, in the amount of 4,203, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum shareholders” equity required to act as Mutual Funds Management Agent of the Company amounts to 2,600. As of December 31, 2018, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

The subsidiary BBVA Francés Valores S.A., as a Comprehensive Settlement and Clearing Agent met CNV minimum cash contra-account requirements with 9,000,000 shares of FBA Renta Fija Plus in the amount of 13,122, through custody account No. 601-493-0005448549 at BBVA Banco Francés S.A. The minimum shareholders” equity required to act as a Comprehensive Settlement and Clearing Agent amounts to 18,000, while the minimum cash contra-account amounts to 9,000. As of December 31, 2018, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

53.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of December 31, 2018, 2017 and 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 as of December 31, 2018, 2017 and 2016.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 229,112, 167,724 and 152,337 as of December 31, 2018, 2017 and 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

55.	Mutual funds

As of December 31, 2018, 2017 and 2016, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 17,026,024, 31,533,051 and 16,665,210, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

	ASSETS AS OF
MUTUAL FUNDS	12.31.18	12.31.17	12.31.16
FBA Renta Pesos	15,883,270	4,965,075	2,609,965
FBA Ahorro Pesos	6,302,409	15,207,847	11,269,857
FBA Bonos Argentina	4,011,931	5,602,270	2,793,125
FBA Renta Fija Dólar	3,747,771	3,571,433	—
FBA Renta Fija Dólar Plus	1,582,891	3,631,659	—
FBA Horizonte	1,309,573	317,162	252,402
FBA Calificado	381,258	617,636	393,708
FBA Acciones Argentinas	371,680	615,530	35,594
FBA Acciones Latinoamericanas	363,493	193,867	101,400
FBA Renta Fija Plus (ex FBA Commodities)	219,981	237,710	—
FBA Horizonte Plus	94,620	78,972	—
FBA Renta Mixta	83,995	327,777	9,055
FBA Retorno Total II	65,690	34,524	—
FBA Retorno Total I	57,549	9,104	—
FBA Bonos Latam	36,718	32,541	—
FBA Bonos Globales	34,199	6,837	282
FBA Bonos Pesos Plus	15,974	11,894	10,083
FBA Renta Pública I	1,060	—	—
FBA Renta Fija Local	1,060	—	—
FBA Brasil I	1,059	—	—
FBA Renta Pública II	377	—	—

TOTAL	34,566,558	35,461,838	17,475,471

The subsidiary BBVA Francés Asset Management S.A. acts as a mutual funds manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. Moreover, the Entity is awaiting an answer from the Court regarding the transfer of the requested court files. On July 5, 2018, the Entity was notified of the hearing under Section No. 41 of the Criminal Code, which was held on August 7, 2018.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3406/06 where charges focus on fake foreign exchange transactions, conducted in the name of a deceased, carried out by personnel of the Branch 240 - Mendoza -, which would entail a failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Management Head and (vi) the Main Cashier. The trial period came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the City of Mendoza, File No. 23461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Courts of Comodoro Rivadavia and Mar del Plata, to certify the cases that are said to be related in terms of object, individuals/entities involved and offense. The Federal Courts of Comodoro Rivadavia answered the letter partially while the Federal Courts of Mar del Plata has not provided any answer at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Capital management and corporate governance transparency policy

I.	Board of Directors

According to BBVA Banco Francés S.A.’s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Annual Shareholders’ Meeting at each time, for a term of three years, with the option for reelection. The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Nominations and Remunerations Committee.

Below is a list of the members of our Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
Jorge Carlos Bledel	Chairman

Business experience: Regular Director, Rombo Compañía Financiera S.A.; Regular Director, RPBC GAS S.A.; Regular Director, Distrilec Inversora S.A.; Regular Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés; Retail Banking Director, BBVA Francés; Regular Director, Central Puerto S.A.; Vice-President, RPM Gas S.A.; Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribución S.A.; Vice-President, PB Distribución S.A.; Regular Director, Hidro Distribución.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Name	Position	Background and work history
Alfredo Castillo Triguero	1st Vice-Chairman

Business experience: General Risk Manager and General Director of Audit, BBVA Bancomer; Executive Vice President of Financial Area, BBVA Banco Provincial de Venezuela; Member of the Boards of Directors of several companies, Grupo Financiero BBVA Bancomer and BBVA Colombia; Executive Vice President of Financial Area, BBVA Banco Ganadero de Colombia.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Juan Manuel Ballesteros Castellano	2nd Vice-Chairman

Business experience: Organization Director, Banco Bilbao Vizcaya Argentaria; HR Director, Banco Bilbao Vizcaya Argentaria.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Oscar Miguel Castro	Regular Director

Business experience: Regular Director at Molino Agro; Regular Director at Volkswagen Financial Services Compañía Financiera S.A; International Partner at Arthur Andersen, Pistrelli Diaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level; Regular Director at Zurich Argentina Compañía de Seguros S.A. and Zurich Argentina Compañía de Reaseguros S.A.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; member of Banco Francés foundation; Director of Media and Director of Human Resources and Services, BBVA Francés.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Jorge Delfín Luna	Regular Director

Business experience: Regular Director at BBVA Francés Valores S.A.; Regular Director, Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Vice-Chairman of the Board of Directors of Fundación Banco Francés S.A.; Commercial Banking Director at BBVA Francés; Member of the Management Committee at BBVA Banco Francés S.A.; Regional Manager, Citibank; Regional Manager, Ex Banco Crédito Argentino; General Manager, Easy Bank; General Manager and Vice-Chairman at BBVA Banco Uruguay; Enterprise and Foreign Trade Banking Director; BBVA Francés; Business Director, BBVA Francés.

Not an independent director pursuant to General Resolution No. 622/13 (consolidated text 2013).

Name	Position	Background and work history
Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director under the terms of General Resolution No. 622/13 (consolidated text 2013).

Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordinator Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, Grupo BBVA; Financial Staff Country Monitoring, Grupo BBVA; CFO AdS, Grupo BBVA.

Not an independent director pursuant to General Resolution No. 622/13 (consolidated text 2013).

Adriana María Fernández de Melero	Alternate Director

Business experience: Structures and Productivity Manager, BBVA Francés; Human Resources Development and Planning Manager, Banco Crédito Argentino; Human Resources Administration Manager, BBVA Francés; Organization and Productivity Manager, BBVA Francés; Business and Channels Development Manager, BBVA Francés; Director of Corporate Development and Transformation, BBVA Francés; Member of the Management Committee, BBVA Francés; Advisor for the Chairman and the Board of Directors, Banco Provincia de Buenos Aires.

Not an independent director pursuant to General Resolution No. 622/13 (consolidated text 2013).

II.	Senior Management

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.

•

Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Accordingly, the Internal Control and Operational Risk Reports shall be approved.

•	Establish business synergies with the remaining Group companies.

•	Analyze and propose the year’s comprehensive budget, monitor changes and determine any corrective actions as called for by internal and market variables.

•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up the model implementation

Decisions of the Management Committee shall be made by a majority of the members present.

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Name	Position	Background and work history
Martín Zarich	Ezequiel General Manager	Business experience: Alternate Director, BBVA Banco Francés S.A.; Regular Director, BBVA Consolidar Seguros SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Fundación Banco Francés; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Prances; Director, Credilogros; Director, BBVA Francés Uruguay; Associate Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

Ernesto R. Gallardo Jimenez	Director of Finance and Planning	Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Jorge Bledel	Alberto Business Development Director	Business experience: Innovation and Business Model Manager, BBVA Francés, Manager of Business Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Name	Position	Background and work history
Gustavo Osvaldo Fernández	Talent and Culture Director	Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Corporate & Investment Banking Director	Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Independent Advisor, Riyadh/ Buenos Aires; General Director, Citigroup Miami; Regional Head for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Gustavo Siciliano	Systems and Operations Director	Business experience: Director of Design and Development - Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director of Risks	Business experience: Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Commercial Director	Business experience: Retail Product Manager, BBVA Francés; Manager of Payment and Consumption Services, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Regional Manager, BBVA Francés; Branch Manager at Pilar, San Nicolas and Rosario, BBVA Francés

Eduardo González Correas	Director of Legal Services	Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Francés; Sub-Legal Manager of Corporate & Investment Banking, BBVA Francés; Lawyer in the Legal Sub-Management of Corporate & Investment Banking, BBVA Francés; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

IV.	Basic ownership structure of BBVA Banco Francés S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity’s common shares as of December 31, 2018, by each entity who, to the best of our knowledge, owns more than 5% of our common shares. These shareholders do not have different voting rights.

	Holding of common shares as of December 31, 2018
Holder of shares	Quantity	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,060,144	26.13
The Bank of New York Mellon (2)	124,617,054	20.34
ANSeS (Argentine Social Security Office)	42,439,494	6.93

(1)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Francés’ share capital.
(2)	As agent holder of ADSs.

V.	Organizational structure

VI.	Committees of the Board of Directors

a)	Audit Committee - Law 26831 (CNV / S.E.C.)

The Audit Committee (C.N.V./S.E.C.) of BBVA Banco Francés is a body mainly made up of independent directors according to the criteria established in the regulations of the CNV, engaged in assisting the Board in evaluating the role and independence of the External Auditor and the Bank internal control function. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and approved at the Annual and Extraordinary Shareholders Meeting held on April 22, 2004. The Audit Committee also has a Corporate Secretary who also serves as Board of Directors Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

In the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for meetings, set the agenda, and preside over the meetings.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Shareholders’ Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Give an opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watch for their independence and transparency;

•

Oversee the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

•	Oversee the application of disclosure policies on the company’s risk management;

•	Provide the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

•	Give an opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

•

Give an opinion on the company’s compliance with legal requirements and on the fairness of the terms and conditions of stock or convertible securities, upon a capital increase excluding or restricting preemptive rights;

•	Verify compliance with the applicable code of conduct;

•	Render an informed opinion on transactions with related parties, where the applicable standards so require;

•	Prepare an annual action plan to be reported to the Board of Directors and supervisory committee.

b)	Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Francés is made up of the officers determined by the Board of Directors, which shall consist of at least two directors, one of which, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

The Board of Directors must use the conclusions of the internal audit in a timely and efficient manner and promote the independence of the internal auditor in relation to the areas and processes controlled by the Internal Audit.

c)	Nominations and Remunerations Committee

BBVA Francés Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Banks remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and senior personnel.

Structure:

BBVA Francés Nominations and Remunerations Committee shall be made up of three Non-Executive Directors, most of them independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Nominations and Remunerations Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nominations and Remunerations Committee shall perform the following functions:

•	Evaluate the Board of Directors performance and renewal and replacement of members of the Senior Management.

•	Approve recruitment criteria for the members of the Board of Directors and senior management;

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the Shareholders’ Meeting;

•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives;

•	Ensure application of a proper methodology for the evaluation of Senior Management.

•	Keep the Board of Directors informed on the entity’s Remunerations policy, with a detail of union agreements or other general adjustments which may have an impact on the Bank’s salary structure.

•	Validate – on an annual basis- the characteristics of variable compensation models in force at the Bank.

•	Ensure a clear link between the performance of the Senior Management and their fixed or variable compensation, taking into account the risks undertaken and how they are managed.

•	Oversee that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

•

Review the competitive position of the Bank’s compensation and benefit policies and practices and approve the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

•

Ensure that the entity has an employees incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

•	Ensure a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

•	Oversee that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

•	Manage the stock options system;

•

Review the competitive position of the Bank’s compensation and benefit policies and practices and approve the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

•	Regularly report to the Board of Directors on any actions undertaken and the issues discussed in the meetings;

•	Suggest which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Issuer’s website (stating Directors’ term in office);

•	Assess the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

•	Annually prepare, review and assess the Committee’s rules and regulations and propose changes for the Board’s approval;

•	Ensure that the Talent & Culture / HR policy does not embrace any form of discrimination;

•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and Senior Managers;

•	Define and communicate key staff retention, promotion, dismissal and suspension policies;

•

Ensure that a member of the Committee is present at the Shareholders’ Meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

Organization and Operation Rules:

The Nominations and Remunerations Committee shall meet every four months, and such meetings shall be either convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

d)	Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies (BCRA, Financial Information Unit, CNV, among others).

1)	Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Banco Francés S.A.s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorist Financing.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, disregarding them, when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Reaching an agreement on actions for the analysis of suspicious transactions;

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorist financing;

•	Identifying any relevant situation that may occur in this regard in their respective areas;

•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Anti-Money Laundering.

2)	Information Technology Committee

This Committee is made up of a member of the Board, the Director of Systems and Operations, the Systems Manager, the Technology Architecture and Infrastructure Manager, the Security Manager, the Information Risks and PMO Manager; the Re-engineering and Processes Management Manager, and the Solutions Development Manager.

Specifically, this Committee shall be in charge of:

•	Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.

•	Approving the IT and Systems Plan and assessing it from time to time to review degree of compliance.

•

Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

•	Approving physical and/or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

•

Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

•

The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

3)	Disclosure Committee

This Committee is comprised by an Independent Director, the Finance and Planning Director, the Risk Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of this committee are:

•

Ensuring that the information provided to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities is truthful and complete, reflects fairly the Bank’s financial position and the results of operations and that it is communicated with the formalities and within the terms set forth by applicable laws, the general principles governing market operation and good corporate governance, thus fostering active involvement of all shareholders.

•

Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the Financial Statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where the Bank’s shares of stock are listed;

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F form.

A quorum shall be attained with the absolute majority of the Committee’s members and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for attaining quorum and required majorities.

4)	Risk Management Committee

This committee is the Entity’s uttermost risk management body. It is comprised of the Chief Executive Officer or General Manager, Director of Risks, Internal Control Assistant Manager (Technical Division), Retail Risk Manager, Wholesale and Enterprise Risks Manager (regular Participants); Financial Risks Manager, Recoveries Manager (optional Participants, or for specific issues); Head of the area of the issue to be addressed and Presenter (specific Participants).

The main functions of this committee are to:

•

Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial institutions and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).

•

Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).

•	Approve Credit Policies, rating tools and new campaigns of pre-approved loans or massive campaigns).

•	Approve the limits of Asset Allocation, PLPs and stress tests.

•	Outlooks’ Review.

•	Approve the portfolio sales processes and proceeds thereof, and realization of assets taken as safeguarding of claims.

•

Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

•

Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the entity.

•	Take over the roles as the Committee for the treatment of issues regarding the “Governance of Information, Risk Follow-up and Reporting”.

The Committee shall be presided by the Chairman (Risks Director) and shall have a Secretary (Head of Internal Control of Risks – Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale and Enterprise Risk Manager, Retail Risk Manager, Financial Risks Manager, Recoveries Manager and Internal Control and Global Management Manager.

The Committee shall meet twice a week. If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

5)	Corporate Assurance Committee

This Committee is comprised of the Executive Director as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretary is undertaken by the Audit Director.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group.

•	Setting priorities as to control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

•	Timely follow- up to the agreed-up risk mitigation action plans;

•	Communicating the actions taken to the specialists and Business Units;

•	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

•	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to the Bank’s activities;

•	Overseeing the adequate deployment of the model tools and methodology; and

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Extraordinary meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

6)	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee.

This committee is comprised of: (i) the Regular Director of BBVA Francés S.A., in his capacity as Chief Compliance Officer; (ii) the ultimate head of Regulatory Compliance; (iii) a Regular Director and (iv) the Head of Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight.

Its main functions are the following:

•	Setting action plans and continuously reviewing their progress;

•	Agreeing upon anti-money laundering actions to be considered in cases involving employees and suppliers;

•	Fostering the adoption of the necessary actions to address ethically questionable situations;

•	Adopting the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

•

Fostering action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

This Committee will meet on a monthly basis.

7)	Assets and Liabilities Committee (ALCO)

This committee is comprised of: (i) the Chief Executive Officer; (ii) the Chief Business Development and Digital Banking Officer; (iii) the Chief Financial and Planning Officer; (iv) the Chief Risk Officer; (v) the Commercial Director; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Associate Director of Economic Studies Services; the Planning and Efficiency Manager; (viii) the Manager of Financial Performance and Relations with Investors, and (ix) the Financial Risk Manager.

Its main functions are the following:

•	Follow-up to macroeconomic variables;

•	Analyzing and discussing the conditions of local and international financial markets, and their forecast and impact on the Bank’s structural risks;

•	Follow-up to and control over liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary;

•	Reviewing historical changes in and projection of the financial position statement items, deviations from the budget, and comparison against the market and the competition;

•	Follow-up to the bank’s excess liquidity, comparison against the market and review of stress scenarios;

•	Establishing the funding strategy and the allocation of resources;

•	Defining the pricing policy and lending and borrowing products;

•	Follow-up to the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals.

•	Designing the investment strategy and the investment of surplus;

•	Defining the strategy of investment in Public Venture Capital;

•	Historical and projected changes to the Bank’s capital position and projected dividends and analysis of proposals leading to the efficient use of such capital;

•	Causing financial and other analysis to be done, as necessary, to optimize the performance of the above items;

•	The Finance area is responsible for analyzing and following up the proposals submitted to the committee through the applicable commissions;

•	Enforcement and implementation of contingency and liquidity plans;

•	Acting as Crisis committee in the event the Recovery Plan and/or the Resolution Plan needs to be triggered

This Committee will meet on a monthly basis.

VII.	BBVA Francés S.A.’s subsidiaries and associates

The main subsidiaries and associates of BBVA Francés are:

a)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to customers, either directly or through BBVA Banco Francés S.A.

b)

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24083 as subsequently amended by Law No. 26831.

c)

PSA Finance Argentina Compañía Financiera S.A., whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings): see Note 1 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2018.

e)

Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated with the purchase, maintenance and insurance of motor vehicles.

f)

BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

g)

Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated with the purchase, maintenance and insurance of vehicles.

VIII.	Network of branches and retail offices

BBVA Banco Francés operates a network of 252 branches distributed as follows: City of Buenos Aires: 82 branches; Greater Buenos Aires: 88 branches and rest of the country: 82 branches.

IX.	Fair values of financial instruments

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Small and medium companies, which aims at aiding companies through both short- and long-term financing and Corporate Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	Economic incentives for the personnel

BBVA Banco Francés adopts a policy of applying a rewards system to attract and retain the proper individuals for each position, based on the following principles:

-

Acknowledge and compensate based on individual performance, results achieved, work team and the quality of the results achieved, as well as the skills and competences applied by individuals to their work.

-	Ensure internal fairness through structure analysis, descriptions of positions and remunerations.

-	Ensure external competitiveness by updating the information with the benchmark market.

-	Reward the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and it involves a fixed remuneration system and a variable remuneration system.

For the purposes of complying with such principles, the Entity has tools within the remuneration processes, as detailed below:

-

Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up of a number of companies that have similar organizational structures and business sizes.

-

Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Francés uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their team members to obtain an individual assessment of the performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each team member to evaluate the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby the manager assesses each one of the team members about the capabilities to perform higher level functions inside BBVA Francés. This assessment shall be based on experience, knowledge, skills and the commitment of the team member.

Each employee has access to variable rewards related to the work position and the results of the performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

-

Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

-

Reward model for Central Areas, Channels and Network support: It consists of variable payment yearly assigned to each employee by the supervisor, taking into consideration the performance assessment and the position’s reference reward. Additionally, variables related to the attainment of the Entity’s goals are considered, based on the criteria adopted and the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

-

Results-oriented incentives reward model: At the end of each fiscal year, each employee is subject to an evaluation, where the score is related to the degree of attainment of the goals. The goals are renewed each year, according to the Entity’s strategy. Payment is defined based on a reference reward weighted by the individual score and adjusted based on the accomplishment of the Entity’s goals and the degree of compliance with the budget.

-

Commissions reward model: The value of the commission depends on the unit value of each product based on the contribution of the product to the Entity’s profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

-

Shares-based incentives reward model: An incentive program for directors, based on the delivery of shares. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee’s individual performance ratio.

In turn, as from the year 2012, the Entity has a system in place to assess and pay the variable annual reward for a certain group of executives whose professional activities have a material impact on the Entity’s risk profile.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The individuals who are part of that group shall receive: 60% of their rewards during the first quarter of the year and the remaining 40%, 3 years after the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay the taxes for the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Francés for any cause, except in the case of death and all degrees of disability for labor purposes. After the unavailability period, BBVA Francés employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, he/she should be entitled to receive regular variable rewards for that fiscal year, and should have not been subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.	Code of conduct

The Entity has a Code of Conduct binding on all employees and officers of BBVA Francés.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the group companies in Argentina, builds the foundations thereof and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with customers, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	Conflict of interest

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure to be followed for interest conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies, in which he is a member, are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and on an arm’s length basis.

58.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a)	Reconciliations of equity

	Reference	12.31.17	12.31.16
Equity as per the previous financial statements		26,056,548	16,460,035
Adjustments due to initial implementation of the new financial reporting framework set forth by the BCRA
Deemed cost of properties	(a)	4,889,491	4,960,575
Effective rate of Loans	(b)	(316,269)	(559,072)
Rate below market rate	(c)	(213,540)	—
Fair value of government and private securities	(d)	(24,587)	(31,439)
Fair value of derivatives	(e)	(37,337)	(34,122)
Equity method for associates and joint ventures	(f)	115,304	155,464
Assets and Liabilities from contracts with customers	(g)	(131,840)	(138,665)
Goodwill	(h)	360	—
Deferred income tax	(i)	(387,359)	(981,667)
Financial guarantee contracts	(j)	(5,454)	(3,425)
Employee benefits	(k)	(1,562)	(1,683)
Actions for the protection of constitutional rights (Amparos)	(l)	(4,821)	(4,243)
Non-controlling interest	(m)	298,126	267,737

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,237,060	20,089,495

Attributable to the Parent		29,929,036	19,818,422
Attributable to the non-controlling interest		308,024	271,073

b)	Reconciliations of Comprehensive Income

	Reference	Accumulated as of 12.31.17
Income as per the previous financial statements		3,878,265
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Depreciation/Impairment of property	(a)	(71,084)
Effective rate of Loans	(b)	242,803
Below market rate	(c)	(213,540)
Fair value of government and private securities	(d)	131,614
Fair value of derivatives	(e)	(3,215)
Equity method for associates and joint ventures	(f)	(37,928)
Assets and Liabilities from contracts with customers	(g)	6,825
Goodwill	(h)	360
Deferred income tax	(i)	554,741
Financial guarantee contracts	(j)	(2,029)
Employee benefits	(k)	121
Allowance for actions for the protection of constitutional rights (Amparos)	(l)	(578)
Non-controlling interest	(m)	30,389

Net income pursuant to the new financial reporting framework set forth by the BCRA		4,516,955
Other comprehensive income/(loss)
Fair value of government and private securities		(124,762)
Equity method for associates and joint ventures		(2,232)
Deferred income tax		39,567

Other Comprehensive Income/(loss) pursuant to the new financial reporting framework set forth by the BCRA		(87,427)

Total Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA		4,429,528

Attributable to the Parent		4,392,366
Attributable to the non-controlling interest		37,162

Reference	Account

(a)	The Group has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and financial liabilities valued at amortized cost, the Group identified commissions that are an integral part of those financial instruments and treated them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in profit or loss upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Group’s loans portfolio at fair value upon initial recognition, since they are financing facilities granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Group. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Group at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Group has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Group satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Group recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Group recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12 - “Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Guarantees granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services is accrued according to the criteria and scope of IFRS 15.

(k)	Amounts have been adapted to the amounts of vacation allowances, in some subsidiaries under the terms of IAS 19, pursuant to the amount set forth by the related law for pending vacation days in the payroll, including the related employer’s contributions.

(l)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and Mutual Funds shares under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

(m)	For non-controlling interests as per the previous accounting standards that are part of the net shareholders’ equity consolidated as per IFRS.

c)	Significant adjustments to the Cash Flows are detailed below:

Cash and cash equivalents	Previous accounting framework 12.31.17	Non- consolidated transactions PSA Finance S.A.	Adjustments	IFRS accounting framework 12.31.17
Cash	7,977,326	—	—	7,977,326
Argentine Central Bank (BCRA)	28,129,615	(16,625)	1,314,404	29,427,394
Financial institutions and correspondents	1,557,441	(48)	(726,171)	831,222
Local interfinancial loans	1,860,000	—	(1,860,000)	—

Total	39,524,382	(16,673)	(1,271,767)	38,235,942

Cash and cash equivalents	Previous accounting framework 12.31.16	Non- consolidated transactions PSA Finance S.A.	Adjustments	IFRS accounting framework 12.31.16
Cash	14,176,644	(1)	—	14,176,643
Argentine Central Bank (BCRA)	31,268,051	(19,999)	—	31,248,052
Financial institutions and correspondents	2,781,412	(20)	(41,138)	2,740,254
Local interfinancial loans	630,000	—	(630,000)	—

Total	48,856,107	(20,020)	(671,138)	48,164,949

Under the previous reporting framework, Cash and due from banks and interfinancial loans with an original maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the previous reporting framework, cash and cash equivalents from the interest in PSA Finance Argentina Compañía Financiera S.A. (PSA Finance S.A.) were consolidated with the Group. Under the IFRS reporting framework, such company is not consolidated.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows derive from the application of the indirect method set forth by IAS 7.

59.	Subsequent events

•	Sale of Prisma shares

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit AI Zenith (Netherlands) B.V. (company related to Advent International Global Private Equity), equivalent to 51% of the Bank’s shareholding in that company.

In accordance with the provisions in the Offer for the sale of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price, adjusted to the reporting date is USD 78,265,273 (seventy eight million two hundred and sixty five thousand two hundred and seventy three US Dollars), of which the Bank received USD 46,457,210 (forty six million four hundred and fifty seven thousand two hundred and ten US Dollars) on February 1, 2019, and, regarding the unpaid balance, that is to say, USD 31,808,063 (thirty one million eight hundred and eight thousand and sixty three US Dollars) shall be deferred during the following 5 (five) years as price balance, which shall be paid (i) 30% of that amount in pesos, adjusted by CER (UVA) at an annual nominal 15% rate and (ii) 70% in US Dollars at an annual nominal rate of 10%.

The final price of the shares shall be determined based on the mechanisms set forth in the Offer, in a term of up to 60 days after reporting date (February 1, 2019) if there were no observations by the buyer.

•	Merger

On March 8, 2019, the Bank’s Board of Directors decided to submit for consideration of its Shareholders’ Meeting the proposal for a merger of BBVA Francés Valores S.A. for the purpose of achieving a higher efficiency in their administrative processes and, therefore, provide a better service to customers. In that sense, the Board of Directors of the Bank approves the consolidated financial statements for merger purposes and authorizes submission of the merger prospectus to the CNV, for the purpose of requesting the approval thereof by that entity.

60.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Account	12.31.18	12.31.17
COMMERCIAL PORTFOLIO
Normal performance	99,848,486	73,469,368

Preferred collaterals and counter guarantees “A”	782,100	1,429,483
Preferred collaterals and counter guarantees “B”	1,068,873	1,262,598
No preferred collateral or counter guarantees	97,997,513	70,777,287
With special follow-up	174,767	34,601

Under observation	174,767	34,601

Preferred collaterals and counter guarantees “B”	3,522	8,570
No preferred collateral or counter guarantees	171,245	26,031
Troubled	1,529,081	55,393

Preferred collaterals and counter guarantees “B”	3,315	—
No preferred collateral or counter guarantees	1,525,766	55,393
With high risk of insolvency	294,627	58,410

Preferred collaterals and counter guarantees “B”	9,437	9,895
No preferred collateral or counter guarantees	285,190	48,515
Uncollectible	23,658	7,040

No preferred collateral or counter guarantees	23,658	7,040

TOTAL	101,870,619	73,624,812

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Account	12.31.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO
Normal performance	82,079,990	57,047,162

Preferred collaterals and counter guarantees “A”	52,624	11,517
Preferred collaterals and counter guarantees “B”	9,573,987	5,051,088
No preferred collateral or counter guarantees	72,453,379	51,984,557
Low risk	1,363,176	540,883

Preferred collaterals and counter guarantees “A”	769	—
Preferred collaterals and counter guarantees “B”	61,746	56,459
No preferred collateral or counter guarantees	1,300,661	484,424
Medium risk	1,112,362	483,019

Preferred collaterals and counter guarantees “B”	8,703	12,547
No preferred collateral or counter guarantees	1,103,659	470,472
High risk	585,308	260,898

Preferred collaterals and counter guarantees “B”	22,179	22,031
No preferred collateral or counter guarantees	563,129	238,867
Uncollectible	68,800	36,685

Preferred collaterals and counter guarantees “A”	15	—
Preferred collaterals and counter guarantees “B”	7,764	6,784
No preferred collateral or counter guarantees	61,021	29,901
Uncollectible according to BCRA regulations	—	2

No preferred collateral or counter guarantees	—	2

TOTAL	85,209,636	58,368,649

TOTAL GENERAL	187,080,255	131,993,461

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	23,237,722	12.42%	12,983,980	9.84%
50 following largest customers	31,726,036	16.96%	20,804,256	15.76%
100 following largest customers	18,088,037	9.67%	10,985,454	8.32%
All other customers	114,028,460	60.95%	87,219,771	66.08%

TOTAL	187,080,255	100.00%	131,993,461	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 12.31.18
Non-financial government sector	—	207	—	—	—	—	—	207
Argentine Central Bank (BCRA)	—	383	—	—	—	—	—	383
Financial sector	—	2,644,039	2,540,547	1,154,361	1,102,448	1,906,093	1,063,747	10,411,235
Non-financial private sector and residents abroad	1,477,418	71,632,522	23,569,692	25,247,489	15,731,784	19,928,101	40,570,716	198,157,722

TOTAL	1,477,418	74,277,151	26,110,239	26,401,850	16,834,232	21,834,194	41,634,463	208,569,547

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT F

PROPERTY AND EQUIPMENT

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

ITEM	Original value at the beginning of the year	Loss of control of subsidiary (1)	Total estimated useful life in years	Additions	Derecognitions	Depreciation
						Accumulated as of 12.31.17	Derecognition	For the year	Loss of control of subsidiary (1)	At year-end	Residual value as of 12.31.18
Property and equipment
Real estate	7,749,448	—	50	250,073	613,733	497,725	116,350	183,445	—	564,820	6,820,968
Furniture and facilities	1,495,549	(7,692)	10	578,940	20,522	332,144	20,507	175,092	(1,582)	485,147	1,561,128
Machinery and equipment	1,127,040	(4,370)	3 y 5	668,025	161,084	392,163	161,084	448,527	(1,792)	677,814	951,797
Vehicles	22,020	(3,953)	5	8,118	31	10,806	—	3,937	(1,293)	13,450	12,704
Constructions in progress	350,316	—		450,812	331,609	—	—	—	—	—	469,519

Total Property and Equipment	10,744,373	(16,015)		1,955,968	1,126,979	1,232,838	297,941	811,001	(4,667)	1,741,231	9,816,116

(1)	On September 25, 2018, the Entity deconsolidated Volkswagen Financial Services Compañía Financiera S. A. as result of the loss of control (see Note 1).

INVESTMENT PROPERTY

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

ITEM	Original value at the beginning of the year	Total estimated useful life in years		Depreciation
			Derecognitions	Accumulated as of 12.31.17	Derecognition	For the year	At year-end	Residual value as of 12.31.18
Leased Property	31,692	50	—	1,400	—	584	1,984	29,708
Other investment property	77,720	10	37,041	5,292	3,092	1,819	4,019	36,660

Total Investment Property	109,412		37,041	6,692	3,092	2,403	6,003	66,368

EXHIBIT G

INTANGIBLE ASSETS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

ITEM	Original value at the beginning of the year	Loss of control in subsidiary(1)	Total estimated useful life in years	Additions	Derecognitions	Amortization
						Accumulated as of 12.31.17	Derecognition	For the year	Loss of control in subsidiary (1)	At year-end	Residual value as of 12.31.18
Goodwill	3,476	—	—	—	3,476	—	—	—	—	—	—
Licenses	646,566	(1,548)	5	233,746	63,173	305,595	63,173	62,776	(519)	304,679	510,912

Total Intangible Assets	650,042	(1,548)		233,746	66,649	305,595	63,173	62,776	(519)	304,679	510,912

(1)	On September 25, 2018, the Entity deconsolidated Volkswagen Financial Services Compañía Financiera S. A. as result of the loss of control (see Note 1).

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	15,293,060	5.89%	5,616,361	3.65%
50 following largest customers	15,553,822	5.99%	8,597,760	5.58%
100 following largest customers	10,544,960	4.06%	6,168,839	4.01%
Rest of customers	218,117,219	84.06%	133,551,711	86.76%

TOTAL	259,509,061	100.00%	153,934,671	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	235,833,249	21,182,991	5,904,703	1,629,992	56,352	436	264,607,723
Non-financial government sector	1,534,186	34,340	74	—	—	—	1,568,600
Financial sector	294,122	—	—	—	—	—	294,122
Non-financial private sector and residents abroad	234,004,941	21,148,651	5,904,629	1,629,992	56,352	436	262,745,001
Liabilities at fair value through profit or loss	692,270	—	—	—	—	—	692,270
Derivative instruments	1,377,259	—	—	—	—	—	1,377,259
Repo transactions	14,321	—	—	—	—	—	14,321
Other Financial Institutions	14,321	—	—	—	—	—	14,321
Other financial liabilities	26,499,643	163,679	228,565	443,342	816,811	37,352	28,189,392
Financing received from the BCRA and other financial institutions	1,402,052	1,316,912	2,522,755	—	168,972	—	5,410,691
Corporate bonds issued	1,066,154	185,974	185,974	1,255,438	767,280	—	3,460,820

TOTAL	266,884,948	22,849,556	8,841,997	3,328,772	1,809,415	37,788	303,752,476

(1)	These Balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances at beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.18	Balances as of 12.31.17
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,117	824	(1)	458	—		1,483	1,117
- For administrative, disciplinary and criminal penalties	5,000	—		—	—		5,000	5,000
- Provisions for termination plans	48,173	13,962	(2)	—	—		62,135	48,173
- Other	2,073,567	1,628,292	(3)	8,256	141,498	(4)	3,552,105	2,073,567

TOTAL PROVISIONS	2,127,857	1,643,078		8,714	141,498		3,620,723	2,127,857

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingencies referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	It includes a reduction of 15,421 due to the effect of the loss of control of the subsidiary Volkswagen Financial Services Compañía Financiera S.A.

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

			FV through	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in Banks
Cash	15,570,831	—	—	—	—	—
Financial Institutions and correspondents	83,534,630	—	—	—	—	—
Debt securities at fair value through profit or loss	—	—	7,508,099	54,011	7,454,088	—
Derivatives	—	—	591,418	—	591,418	—
Repo Transactions
Other Institutions	12,861,116		—	—	—	—
Other financial assets	9,323,143		408,704	408,704	—	—
Loans and other financing
Non-financial government sector	207	—	—	—	—	—
Argentine Central Bank (BCRA)	383	—	—	—	—	—
Other financial institutions	9,669,330	—	—	—	—	—
Non-financial private sector and residents abroad	176,010,666	—	—	—	—	—
Overdrafts	11,789,313	—	—	—	—	—
Notes	24,314,351	—	—	—	—	—
Mortgage loans	10,104,731	—	—	—	—	—
Pledge loans	1,650,222	—	—	—	—	—
Personal loans	23,560,930	—	—	—	—	—
Credit card loans	41,869,188	—	—	—	—	—
Financial leases	2,377,747	—	—	—	—	—
Other	60,344,184	—	—	—	—	—
Other Debt Securities	136	23,743,809	—	100,166	23,643,643	—
Financial assets pledged as collateral	3,625,263	1,077,801	—	—	1,077,801	—
Investments in Equity Instruments	—	10,216	119,322	119,322	10,216	—

TOTAL FINANCIAL ASSETS	310,595,705	24,831,826	8,627,543	682,203	32,777,166	—

EXHIBIT P

(Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

			FV through profit or loss	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	1,544,761		—	—	—	—
Financial sector	294,122		—		—	—
Non-financial private sector and foreign residents
Checking accounts	28,574,950		—	—	—	—
Savings accounts	140,956,173		—	—	—	—
Time deposits and investments	83,804,407		—	—	—	—
Other	4,334,648		—	—	—	—
Liabilities at fair value through profit or loss	—		692,270	162,696	529,574	—
Derivatives	—		1,377,259	—	1,377,259	—
Repo transactions
Other Financial Institutions	14,321		—	—	—	—
Other financial liabilities	28,189,392		—	—	—	—
Financing received from the BCRA and other financial institutions	5,527,525		—	—	—	—
Corporate bonds issued	2,473,690		—	—	—	—

TOTAL FINANCIAL LIABILITIES	295,713,989		2,069,529	162,696	1,906,833	—

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF RESULTS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

	Net Financial Income/(Expense)
Items	Originally designated or pursuant item 6.7.1. of IFRS 9	Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	—	987,281
Income from private securities	—	111,567
Income from other financial assets	—	33,586
Due to measurement of financial liabilities at fair value through profit or loss
Income from financial derivative instruments
Forward transactions	—	(187,073)
Interest rate swaps	—	(837,646)
Due to investments in Equity Instruments	—	(1,095)

TOTAL		106,620

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/ (Expense)
Interest income
Cash and deposits in banks	37
Government securities	6,522
Loans and other financing	38,347,678
To the Financial Sector	1,975,927
Overdrafts	6,057,469
Notes	5,492,192
Mortgage loans	760,874
Pledge loans	1,118,724
Personal loans	6,216,299
Credid card loans	7,643,360
Financial Leases	523,305
Other	8,559,528
Repo transactions	555,917
Argentine Central Bank (BCRA)	110,480
Other financial institutions	445,437

TOTAL	38,910,154

Interest expense
Deposits	(19,511,467)
Checking accounts	(3,750,437)
Savings accounts	(116,205)
Term deposits and investments	(15,634,192)
Other	(10,633)
Financing received from the BCRA and other financial institutions	(214,478)
Repo transactions	(82,730)
Argentine Central Bank (BCRA)	(5,490)
Other financial institutions	(77,240)

Other financial liabilities	(761,726)
Corporate bonds issued	(749,948)
TOTAL	(21,320,349)

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	32,912	3,026
Government debt securities	8,506,597	158,446

TOTAL	8,539,509	161,472

Commission income	Income for the year
Linked to obligations	6,031,884
Linked to loans	5,075,218
Linked to loan commitments and financial guarantees	2,358
Linked to securities	125,171
Linked to foreign trade and exchange transactions	488,428

TOTAL	11,723,059

Commission expenses	Income for the year
Linked to transactions with securities	(1,526)
Other	(6,925,610)

TOTAL	(6,927,136)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances at beginning of the year	Increases		Reversals	Uses	Loss of control of subsidiary (1)	Balances as of 12.31.18	Balances as of 12.31.17
Other financial assets	68,698	19,744	(2)	2,592	1,529	—	84,321	68,698
Loans and other financing	2,290,430	3,768,921	(3)	255,453	1,510,785	34,874	4,258,239	2,290,430
Other financial institutions	40,167	71,462		64,495	—	(38,354)	85,488	40,167
Non-financial private sector and residents abroad	2,250,263	3,697,459		190,958	1,510,785	73,228	4,172,751	2,250,263
Overdrafts	79,099	114,125		1,356	81,721	—	110,147	79,099
Instruments	376,589	793,121		—	5,036	—	1,164,674	376,589
Mortgage loans	38,924	60,700		—	106	—	99,518	38,924
Pledge loans	106,417	28,370		6,536	12,124	71,877	44,250	106,417
Consumer loans	473,853	769,448		64,888	370,328	—	808,085	473,853
Credit card loans	805,049	1,428,321		109,613	764,229	—	1,359,528	805,049
Financial leases	34,767	23,029		—	10,429	140	47,227	34,767
Other	335,565	480,345		8,565	266,812	1,211	539,322	335,565
Private securities	1,605	696	(3)	987	—	—	1,314	1,605
Contingent commitments	1,117	824		458	—	—	1,483	1,117

TOTAL ALLOWANCES	2,361,850	3,790,185	(4)	259,490	1,512,314	34,874	4,345,357	2,361,850

(1)	On September 25 , 2018, the Entity and Volkswagen Financial Services Compañía Financiera S.A. deconsolidated as a result of the loss of control. (See Note 1)
(2)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 11 - Other financial assets.
(3)

Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA taking into consideration the disclosures made in Note 12 - Loans and other financing to the consolidated financial statements

(4)	Includes total exchange rate difference of:

- Other financial assets	11,347
- Loans and other financing	316,381
- Private securities	556

KPMG
Bouchard 710 - 1° piso - 01106ABL	+ 54 11 4316 5700
Buenos Aires, Argentina	www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the President and Directors of BBVA Banco Frances S.A.

Registered office: Av. Cordoba 111 City of Buenos Aires

Report on the financial statements

We have audited the accompanying consolidated financial statements of BBVA Banco Frances S.A. and its subsidiaries (the “Entity”), which include the consolidated statement of financial position as of December 31, 2018, the consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2017 are an integral part of the referred consolidated financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors ’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying consolidated financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying consolidated financial statements, is based on the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5. “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the financial statements that are free from material misstatement whether due to error or irregularities. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of this financial information free from material misstatements, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

KPMG, una sociedad argentina y firma miembro de la red de firmas miembro independientes de KPMG afiliadas a

KPMG International Cooperative (“KPMG International”), una entidad suiza. Derechos reservados.

An audit involves performing procedures, on a selective test basis, to obtain audit evidence about the financial information included in the financial statements. We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. When performing this risk assessment, we considered the Entity’s existing internal controls on the preparation and presentation of financial statements for the purpose of selecting the adequate auditing procedures, but not of expressing an opinion on the efficiency of the Entity’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of BBVA Banco Frances S.A. and its subsidiaries as of December 31, 2018, the consolidated results of its operations, the changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such consolidated financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the following information disclosed in the accompanying consolidated financial statements, which should be considered for the interpretation thereof:

a)

as explained in notes 2.a) to the accompanying consolidated financial statements, they have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”; such section was temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. This situation does not modify the opinion stated in the opinion paragraph but it should be considered by those users that apply IFRS to the interpretation of the accompanying consolidated financial statements;

b)

as explained in notes 2.b) and 3.2, although as of December 31, 2018, the conditions for the restatement of financial statements in constant currency set forth by IAS 29 are met, as provided for by BCRA Communication “A” 6651, the Entity has not applied such restatement. Although the Entity has not quantified the effects that the restatement in constant currency would have on the consolidated financial statements, the existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these consolidated financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied. This situation does not modify the opinion stated in the Opinion paragraph but we expressly state that the accompanying financial statements have been prepared to present fairly the related financial information in accordance with the BCRA financial reporting framework, and the practices derived therefrom, as to the reporting currency, do not account for a fair presentation in accordance with the IFRS.

c)

as explained in note 2.c) to the accompanying consolidated financial statements, they have been prepared by the Entity’s Board of Directors and Management, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Such treatment differs from that set out by the IFRS, and

d)

as explained in note 2, the financial statements are issued for the first fiscal year in which the Entity applies the BCRA financial reporting framework. The effects of changes arising from applying this new financial reporting framework are disclosed in note 58 to the accompanying consolidated financial statements.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Such financial statements have been examined by other auditors, who issued an independent auditors’ report including an unqualified opinion on February 9, 2017. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, March 8, 2019

KPMG

Maria Gabriela Saavedra

Partner

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	12.31.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	4	99,102,416	38,179,507	48,029,860
Cash		15,570,362	7,977,088	14,176,412
Financial institutions and correspondents		83,532,054	30,202,419	33,853,448
Argentine Central Bank (BCRA)		75,503,977	29,405,422	31,230,217
Other in the country and abroad		8,028,077	796,997	2,623,231
Debt securities at fair value through profit or loss	5 and Exhibit A	7,505,826	5,772,572	3,640,801
Derivatives	6	591,418	142,745	53,723
Repo transactions	7	12,861,116	6,329,939	58,322
Other financial assets	8	9,233,052	2,276,081	646,953
Loans and other financing	9	181,398,818	126,689,699	77,967,675
Non-financial government sector		207	218	98,819
Argentine Central Bank (BCRA)		383	—	—
Other Financial Institutions		9,583,794	8,405,517	3,672,017
Non-financial private sector and residents abroad		171,814,434	118,283,964	74,196,839
Other debt securities	10	23,742,631	16,298,834	9,194,483
Financial assets pledged as collateral	11	4,703,064	3,250,464	2,184,194
Investments in equity instruments	13 and Exhibit A	10,216	6,870	4,408
Investments in subsidiaries and associates	14 and Exhibit E	2,371,153	1,724,235	1,605,718
Property and equipment	15 and Exhibit F	9,816,116	9,298,543	8,090,703
Intangible assets	16 and Exhibit G	510,912	342,899	242,151
Deferred income tax assets		194,036	—	—
Other non-financial assets	17	2,133,285	1,521,106	1,449,278
Non-current assets held for sale	18	493,373	196,379	—

TOTAL ASSETS		354,667,432	212,029,873	153,168,269

SEPARATE STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2018, 2017 AND 2016

(stated in thousands of pesos)

	Notes and Exhibits	12.31.18	12.31.17	12.31.16
LIABILITIES
Deposits	19 and Exhibit H	259,763,289	153,962,733	114,652,105
Non-financial government sector		1,544,761	1,042,016	2,640,909
Financial sector		294,122	187,122	247,891
Non-financial private sector and residents abroad		257,924,406	152,733,595	111,763,305
Liabilities at fair value through profit or loss	20	692,270	—	—
Derivative instruments	6	1,377,259	229,775	58,305
Repo transactions	7	14,321	285,410	135,139
Other financial liabilities	21	28,189,392	13,865,576	7,648,411
Financing received from the BCRA and other financial institutions	22	5,527,525	562,175	668,123
Corporate bonds issued	23	2,473,690	2,052,490	1,786,285
Current income tax liabilities	12 a)	3,609,985	1,346,870	1,066,172
Provisions	Anexo J	3,603,314	2,092,059	860,176
Deferred income tax liabilities		—	357,973	937,293
Other non-financial liabilities	24	10,864,722	7,345,776	5,537,838

TOTAL LIABILITIES		316,115,767	182,100,837	133,349,847

EQUITY
Share capital	25 and Exhibit K	612,660	612,660	536,878
Non-capitalized contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserves		17,424,932	14,516,667	11,783,995
Retained earnings		3,856,405	3,254,877	3,432,847
Other accumulated comprehensive income		(4,975)	16,083	103,510
Income for the year		9,613,687	4,479,793	3,465,702

TOTAL EQUITY		38,551,665	29,929,036	19,818,422

TOTAL LIABILITIES AND EQUITY		354,667,432	212,029,873	153,168,269

SEPARATE STATEMENT OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 12.31.18	Accumulated as of 12.31.17
Interest income	26	46,630,797	21,309,216
Interest expenses	27	(21,154,905)	(7,325,087)

Net interest income		25,475,892	13,984,129

Commission income	28	11,350,494	6,534,882
Commission expenses	29	(6,904,951)	(4,284,624)

Net commission income		4,445,543	2,250,258

Net (loss) /income from financial instruments at fair value through profit or loss	30	(8,556)	2,639,027
Net (loss) /income from write-down of assets at amortized cost and at fair value through OCI	31	(121,400)	6,723
Foreign exchange and gold gains/(losses)	32	5,234,563	2,097,568
Other operating income	33	4,878,384	3,915,033
Loan loss allowances	Exhibit R	(3,435,810)	(1,668,802)

Net operating income		36,468,616	23,223,936

Personnel benefits	34	(8,843,818)	(6,775,330)
Administrative expenses	35	(7,085,426)	(5,102,881)
Depreciation and amortization	36	(873,055)	(643,968)
Other operating expenses	37	(7,402,087)	(5,561,214)

Operating income		12,264,230	5,140,543

Income from associates and joint ventures		1,130,498	740,497

Income before income tax		13,394,728	5,881,040

Income tax	12 b)	(3,781,041)	(1,401,247)

Income for the year		9,613,687	4,479,793

EARNINGS PER SHARE

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Numerator:
Net income attributable to owners of the Parent	9,613,687	4,479,793
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	9,613,687	4,479,793
Denominator:
Weighted average of outstanding common shares for the year	612,659,638	569,909,668
Weighted average of outstanding common shares for the year adjusted to reflect the effect of dilution	612,659,638	569,909,668
Basic earnings per share (stated in thousands of pesos)	15.6917	7.8605
Diluted earnings per share (stated in thousands of pesos) (1)	15.6917	7.8605

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	Accumulated as of 12.31.18	Accumulated as of 12.31.17
Income for the year	9,613,687	4,479,793
Other comprehensive income components to be reclassified to income/(loss) for the year:
Profits or losses from financial instruments at fair value through OCI (Item 4.1.2a of IFRS 9)
(Loss) for the year on financial instruments at fair value through OCI	(303,127)	(31,696)
Reclassification adjustment for the year	120,543	(93,066)
Income tax	55,050	39,567

	(127,534)	(85,195)

Share in Other Comprehensive Income from associates and joint ventures at equity method:
Income/(loss) for the year on the share in OCI from associates and joint ventures at equity method	106,476	(2,232)

	106,476	(2,232)

Total Other Comprehensive Loss to be reclassified to income/(loss) for the year	(21,058)	(87,427)
Total Other Comprehensive Loss for the year	(21,058)	(87,427)

Total Comprehensive Income	9,592,629	4,392,366

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

	Share capital	Non- capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value thorugh OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity
Balances at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 43)	—	—	—	14,922	1,161	—	—	3,856,405	3,872,488

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	14,922	1,161	4,027,251	10,489,416	7,734,670	29,929,036

Total comprehensive income for the year
- Income for the year	—	—	—	—	—	—	—	9,613,687	9,613,687
- Other Comprehensive Income/(Loss) for the year	—	—	—	(127,534)	106,476	—	—	—	(21,058)
- Allocation of unappropriated retained earnings as per Shareholders’
Meeting held on April 30, 2018
Legal reserve	—	—	—	—	—	775,653	—	(775,653)	—
Cash dividends	—	—	—	—	—	—	—	(970,000)	(970,000)
Other	—	—	—	—	—	—	2,132,612	(2,132,612)	—

Balances at fiscal year end	612,660	6,735,977	312,979	(112,612)	107,637	4,802,904	12,622,028	13,470,092	38,551,665

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

	Share capital	Non- capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity
Balances at the beginning of the year	536,878	182,511	312,979	—	—	3,298,517	8,485,478	3,643,672	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA (Note 43)	—	—	—	100,117	3,393	—	—	3,254,877	3,358,387

Adjusted balance at the beginning of the year	536,878	182,511	312,979	100,117	3,393	3,298,517	8,485,478	6,898,549	19,818,422

Total comprehensive income for the year
- Income for the year	—	—	—	—	—	—	—	4,479,793	4,479,793
- Other Comprehensive Loss for the year	—	—	—	(85,195)	(2,232)	—	—	—	(87,427)
- Allocation of unappropriated retained earnings as per Shareholders’ Meeting held on March 30, 2017
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—
Cash dividends	—	—	—	—	—	—	—	(911,000)	(911,000)
Other	—	—	—	—	—	—	2,003,938	(2,003,938)	—
-Subscription of shares approved by Shareholders’ Meeting held on June 13, 2017	75,782	6,553,466	—	—	—	—	—	—	6,629,248

Balances at fiscal year end	612,660	6,735,977	312,979	14,922	1,161	4,027,251	10,489,416	7,734,670	29,929,036

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Cash flows from operating activities
Income before Income Tax	13,394,728	5,881,040
Adjustments to obtain flows from operating activities:	(16,531,883)	325,696
Depreciation and amortization	873,055	643,968
Loan loss allowances	3,435,810	1,668,802
Other adjustments	(20,840,748)	(1,987,074)
Net decreases from operating assets:	(77,384,764)	(67,855,778)
Debt securities at fair value through profit or loss	(1,713,329)	(2,125,717)
Derivative instruments	5,701	(11,050)
Repo transactions	(6,527,177)	(6,239,689)
Loans and other financing	(52,325,810)	(49,437,312)
Non-financial government sector	11	98,601
Other financial institutions	(529,144)	(4,524,408)
Non-financial private sector and residents abroad	(51,796,677)	(45,011,505)
Other debt securities	(7,692,923)	(7,000,183)
Financial assets pledged as collateral	(1,452,600)	(1,066,270)
Investments in equity instruments	(3,346)	(2,462)
Other assets	(7,675,280)	(1,973,095)
Net increases from operating liabilities:	117,133,633	44,220,186
Deposits	102,909,450	39,121,244
Non-financial government sector	418,008	(1,612,463)
Financial sector	64,539	(56,553)
Non-financial private sector and residents abroad	102,426,903	40,790,260
Liabilities at fair value through profit or loss	692,270	—
Derivative instruments	(14,274)	13,520
Repo transactions	(271,089)	150,271
Other liabilities	13,817,276	4,935,151
Income tax paid	(890,768)	(700,380)

Total cash flows generated by/(used in) operating activities	35,720,946	(18,129,236)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	12.31.18	12.31.17
Cash flows from investing activities
Payments:	(1,977,962)	(1,762,852)
Purchase of property and equipment, intangible assets and other assets	(1,743,993)	(1,762,852)
Purchase of debt or equity instruments issued by other entities	(233,969)	—
Collections:	1,011,266	429,996
Sale of property and equipment, intangible assets and other assets	380,261	6,629
Other collections related to investing activities	631,005	423,367
Total cash flows (used in) investing activities	(966,696)	(1,332,856)

Cash flows from financing activities
Payments:	(2,420,346)	(2,439,788)
Dividends	(970,000)	(911,000)
Non-subordinated corporate bonds	(1,113,082)	(1,155,736)
BCRA	—	(23,488)
Financing by local financial institutions	(257,991)	—
Other payments related to financing activities	(79,273)	(349,564)
Collections:	5,965,215	7,986,864
Issuance of own equity instruments	—	6,629,248
Non-subordinated corporate bonds	784,334	1,099,625
BCRA	1,537	—
Financing by local financial institutions	—	257,991
Other collections related to financing activities	5,179,344	—

Total cash flows generated by financing activities	3,544,869	5,547,076

Effect of exchange rate changes on cash and cash equivalents	22,623,790	4,064,662
Total changes in cash flows

	60,922,909	(9,850,353)

Cash and cash equivalents at the beginning of the year (1)	38,179,507	48,029,860

Cash and cash equivalents at fiscal year end (1)	99,102,416	38,179,507

(1)	Note 4.

NOTES TO THE SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These financial statements for the fiscal year ended December 31, 2018 are part of the period covered by the first annual financial statements prepared based on the reporting framework established by the Argentine Central Bank (BCRA), which provide that entities under its supervision shall submit financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” (hereinafter “financial reporting framework established by the BCRA”) and International Accounting Standard (IAS) No. 29 “Reporting in hyperinflationary economies” and considering, in turn, the accounting standards set forth by the BCRA through Memorandum No. 6/2017 regarding the criterion applicable to recognize uncertain tax provisions. IAS 29 has not been applied as provided by BCRA Communication “A” 3924.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency and unit of account (Note 3 to the consolidated financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated financial statements)

•	Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective (Note 6 to the consolidated financial statements)

•	Provisions (Note 27 to the consolidated financial statements)

•	Risks of financial instruments (Note 42 to the consolidated financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated financial statements)

•	Segment reporting (Note 44 to the consolidated financial statements)

•	Subsidiaries (Note 45 to the consolidated financial statements)

•	Deposits guarantee regime (Note 50 to the consolidated financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 52 to the consolidated financial statements)

•	Trust activities (Note 54 to the consolidated financial statements)

•	Mutual funds (Note 55 to the consolidated financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated financial statements)

•	Management of capital and transparency policy on corporate governance (Note 57 to the consolidated financial statements)

•	Subsequent events (Note 59 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2018, in the fiscal years presented in these financial statements and the preparation of the statement of financial position as of December 31, 2016 for the purposes of the transition to the financial reporting framework set forth by the BCRA. Note 43 to these separate financial statements contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the fiscal year ended December 31, 2018 have been prepared pursuant to International Financial Reporting Standards (IFRS) and taking into account IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The annual financial statements have been prepared based on the policies adopted by the Entity as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

The financial statements as of December 31, 2018 of the subsidiaries BBVA Francés Valores S.A, BBVA Francés Asset Management S.A. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information on an homogeneous basis.

4.	Cash and deposits in banks

	12.31.18	12.31.17	12.31.16
Cash	15,570,362	7,977,088	14,176,412
BCRA - current account	75,503,977	29,405,422	31,230,217
Balances in local and foreign financial institutions	8,028,077	796,997	2,623,231

TOTAL	99,102,416	38,179,507	48,029,860

5.	Debt securities at fair value through profit or loss

	12.31.18	12.31.17	12.31.16
Government securities	950,525	1,387,290	2,003,459
Private securities - Corporate bonds	167,913	134,094	176,714
BCRA Bills	6,387,388	4,251,188	1,460,628

TOTAL	7,505,826	5,772,572	3,640,801

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	12.31.18	12.31.17	12.31.16
Foreign Currency Forwards	591,418	110,057	28,655
Interest Rate Swaps	—	32,688	25,068

TOTAL	591,418	142,745	53,723

Liabilities

	12.31.18	12.31.17	12.31.16
Foreign Currency Forwards	889,731	137,639	5,070
Interest Rate Swaps	487,528	92,136	53,235

TOTAL	1,377,259	229,775	58,305

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	12.31.18	12.31.17	12.31.16
Foreign Currency Forwards
Foreign currency forward purchases - US$	620,651	658,575	162,156
Foreign currency forward purchases - Euros	—	—	176
Foreign currency forward sales - US$	760,615	645,582	183,056
Foreign currency forward sales - Euros	5,463	4,818	9,203
Interest rate swaps
Fixed rate for floating rate	3,261,154	4,358,645	2,227,278

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

		12.31.18	12.31.17	12.31.16
Amounts receivable for reverse repurchase transactions of government securities and BCRA bills with financial institutions		154,753	603,035	58,322
Amounts receivable for reverse repurchase transactions of BCRA bills with the BCRA		—	1,353,992	—
Amounts receivable for reverse repurchase transactions of government securities with non-financial institutions	(1)	12,706,363	4,372,912	—

TOTAL		12,861,116	6,329,939	58,322

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out with Argentina for an original total of US$ 350,000,000 with final maturity on March 1, 2019 (US$ 50,000,000) and May 7, 2020 (US$ 300,000,000).

Repurchase transactions

	12.31.18	12.31.17	12.31.16
Amounts payable for repurchase transactions of government securities and BCRA bills with financial institutions	14,321	285,410	135,139

TOTAL	14,321	285,410	135,139

8.	Other financial assets

The breakdown of Other financial assets is as follows:

	12.31.18	12.31.17	12.31.16
Measured at amortized cost
Financial debtors from spot transactions pending settlement	6,842,344	1,431,589	—
Non-financial debtors from spot transactions pending settlement	91,052	110,454	75,025
Other receivables	1,816,476	735,260	560,415
Other	552,220	56,344	71,647

	9,302,092	2,333,647	707,087

Allowance for loan losses (Exhibit R)	(69,040)	(57,566)	(60,134)

TOTAL	9,233,052	2,276,081	646,953

Allowance for loan losses in Other financial assets:

Changes in allowances for fiscal year 2018 are included in Exhibit R, while changes for 2017 are included below:

Changes in Allowances per instrument class	Other financial assets
Balances as of January 1, 2017	60,134
Allowances set up during the year (1)	151,759
Allowances reversed during the year	(8,870)
Allowances used during the year	(145,457)

Balances as of December 31, 2017	57,566

(1)	It includes exchange rate difference of 1,614 as of December 31, 2017.

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	12.31.18	12.31.17	12.31.16
Non-financial government sector	207	218	98,819
BCRA	383	—	—
Other financial institutions	9,669,282	8,422,252	3,703,085
Overdrafts	11,789,313	11,707,264	9,801,870
Discounted instruments	11,310,587	11,164,895	6,456,171
Unsecured instruments	12,739,330	7,049,131	4,348,688
Instruments purchased	264,434	13,450	—
Real estate mortgage	10,104,731	4,450,313	1,917,412
Pledge loans	1,650,222	2,106,625	2,966,858
Consumer loans	23,560,930	16,427,777	9,566,943
Credit cards	41,869,188	29,897,541	22,066,243
Loans for the prefinancing and financing of exports	45,088,576	23,147,427	8,486,700
Receivables from financial leases	2,377,747	2,290,031	1,992,915
Loans to personnel	1,203,780	626,175	174,993
Other financing	14,028,347	11,663,951	7,991,329

	185,657,057	128,967,050	79,572,026

Allowance for loan losses (Exhibit R)	(4,258,239)	(2,277,351)	(1,604,349)

TOTAL	181,398,818	126,689,699	77,967,675

Allowance for loan losses for loans and other financing:

Changes in allowances for fiscal year 2018 are included in Exhibit R, while changes for 2017 are included below:

Changes in Allowances per instrument class	Loans to the financial sector	Overdrafts	Instruments	Mortgage loans	Pledge loans	Consumer loans	Credit cards	Financial leases	Other	Total
Balances as of January 1, 2017	31,068	202,544	167,034	13,211	63,434	375,341	491,678	27,428	232,611	1,604,349
Allowances set up during the year (1)	47,453	238,401	212,130	25,852	(2,059)	368,413	459,884	14,076	196,078	1,560,228
Allowances used during the year	—	(361,846)	(2,575)	(139)	(6,087)	(269,901)	(146,513)	(6,799)	(93,366)	(887,226)

Balances as of December 31, 2017	78,521	79,099	376,589	38,924	55,288	473,853	805,049	34,705	335,323	2,277,351

(1)	It includes an exchange rate difference of 41,675 as of December 31, 2017

A breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The conciliation of the information included in those Exhibits with the accounting balances is included below.

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below.

	12.31.18	12.31.17
Total exhibit B and C	187,056,726	130,789,730
Plus:
BCRA	383	—
Loans to personnel	1,203,780	626,175
Less:
Allowance for loan losses	4,258,239	2,277,351
Adjustments for effective interest rate	767,474	526,693
Corporate bonds	123,275	292,352
Loan commitments	1,713,083	1,629,810

Total loans and other financing	181,398,818	126,689,699

10.	Other debt securities

a)	Financial assets measured at amortized cost

They include corporate bonds for which the Entity is carrying out credit recovery transactions, in the amount of 136 as of December 31, 2018, 190 as of December 31, 2017 and 243 as of December 31, 2016.

b)	Financial assets measured at fair value through OCI

	12.31.18	12.31.17	12.31.16
Government securities	9,815,621	5,580,301	3,121,198
BCRA Bills	—	10,559,358	5,924,317
BCRA Liquidity Bills	13,815,040	—	—
BCRA Cash Offset Notes	—	—	—
Private securities - Corporate bonds	113,148	160,590	150,227

	23,743,809	16,300,249	9,195,742

Allowance for loan losses - Private securities (Exhibit R)	(1,314)	(1,605)	(1,502)

TOTAL	23,742,495	16,298,644	9,194,240

Allowance for loan losses in Other debt securities:

Changes in allowances for fiscal year 2018 are included in Exhibit R, while changes for 2017 are included below:

Changes in Allowances per instrument class	Corporate bonds
Balances as of January 1, 2017	1,502
Allowances reversed during the year	(14)
Allowances set up during the year	117

Balances as of December 31, 2017	1,605

11.	Financial assets pledged as collateral

As of December 31, 2018, 2017 and 2016, the Entity delivered the financial assets listed below as collateral:

		12.31.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,238,252	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	1,061,766	476,370	12,905
Guarantee Trust - Pesos	(2)	14,260	3,090	1,120
Deposits as collateral	(3)	2,372,751	1,475,728	1,120,490
For repo transactions - BCRA Bills at fair value through OCI	(4)	—	296,630	134,027
For repo transactions - Governmentsecurities at fair value through OCI	(4)	16,035	21,080	1,065

TOTAL		4,703,064	3,250,464	2,184,194

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)

Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	It corresponds to repo transactions.

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Advances	(667,440)	(594,048)	(1,172,124)
Collections and withholdings	(575)	(82)	(4)
Income tax provision	4,278,000	1,941,000	2,238,300

	3,609,985	1,346,870	1,066,172

b)	Income tax expense

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

		Changes recognized in		As of 12.31.18
Account	As of 12.31.17	Consolidated statement of income	Consolidated statement of OCI	Deferred tax asset	Deferred tax liabilities
Allowances for loan losses
	543,935	476,073	—	1,020,008	—
Provisions	463,247	53,987	—	517,234	—
Loan commissions	196,436	(6,317)	—	190,119	—
Organization and other expenses	(215,063)	(206,584)	—	—	(421,647)
Property, plant and equipment and Miscellaneous assets	(1,286,380)	3,036	—	—	(1,283,344)
Debt securities and Investments in equity instruments	(72,078)	(130,704)	55,050	—	(147,732)
Derivatives	11,201	307,415	—	318,616	—
Other	729	53	—	782	—

Balance	(357,973)	496,959	55,050	2,046,759	(1,852,723)

		Changes recognized in		As of 12.31.17
Account	As of 12.31.16	Consolidated statement of income	Consolidated statement of OCI	Deferred tax asset	Deferred tax liabilities
Allowances for loan losses
	448,075	95,860	—	543,935	—
Provisions	445,235	18,012	—	463,247	—
Loan commissions	215,148	(18,712)	—	196,436	—
Organization and other expenses	(240,300)	25,237	—	—	(215,063)
Property, plant and equipment and Miscellaneous assets	(1,762,014)	475,634	—	—	(1,286,380)
Debt securities and Investments in equity instruments	(55,429)	(56,216)	39,567	—	(72,078)
Derivatives	11,943	(742)	—	11,201	—
Other	49	680	—	729	—

Balance	(937,293)	539,753	39,567	1,215,548	(1,573,521)

Breakdown of income tax expense:

	12.31.18	12.31.17
Current tax	4,278,000	1,941,000
Deferred tax	(496,959)	(539,753)

	3,781,041	1,401,247

The Bank’s effective rate for the fiscal year ended December 31, 2018 and 2017 was 28% and 24%, respectively.

	12.31.18	12.31.17
Income before income tax	13,394,728	5,881,040

Income tax rate	30%	35%

Tax on taxable income	4,018,418	2,058,364

Permanent differences:
Non-taxable income	(352,564)	(351,725)
Non-income tax deductible expenses	53,868	(4,094)
Effect of tax rate change	77,628	(280,208)
Prior year excess Income tax provision	(8,697)	(27,903)
Other	(7,612)	6,813
Income tax charge	3,781,041	1,401,247

	28%	24%

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through OCI. Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Banco Latinoaméricano de Exportaciones S.A.	9,516	4,725	3,989
Other	700	2,145	419

TOTAL	10,216	6,870	4,408

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	12.31.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	164,294	161,266	99,462
Consolidar A.F.J.P. S.A. (under liquidation proceedings)	28,454	5,490	3,253
Volkswagen Financial Services Compañía Financiera S.A.	633,362	309,845	275,494
BBVA Francés Asset Management S.A. Sociedad	426,759	358,839	283,340
Gerente de Fondos Comunes de Inversión
PSA Finance Arg. Cía. Financiera S.A.	434,494	344,710	369,977
Rombo Cía. Financiera S.A.	514,779	393,953	349,027
BBVA Consolidar Seguros S.A.	135,148	131,334	109,399
Interbanking S.A.	33,863	18,798	10,581
Prisma Medios de Pago S.A. (1)	—	—	105,185

TOTAL	2,371,153	1,724,235	1,605,718

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21 to the consolidated financial statements.

15. Property and equipment

	12.31.18	12.31.17	12.31.16
Real estate	6,820,968	7,052,125	6,915,161
Furniture and facilities	1,561,128	1,156,711	564,791
Machinery and equipment	951,797	731,187	461,292
Vehicles	12,704	8,205	8,358
Constructions in progress	469,519	350,315	141,101

TOTAL	9,816,116	9,298,543	8,090,703

Changes in the item for fiscal year 2018 are included in Exhibit F, while changes for 2017 are included below:

					Depreciation				Residual value as of December 31, 2017
Account	Original value as of December 31, 2016	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of December 31, 2016	Derecogniti on	For the period	Accumulated at year-end
Real property	7,293,082	50	316,593	68,831	377,921	49,418	160,216	488,719	7,052,125
Furniture and Fixtures	786,792	10	712,703	11,719	222,001	11,719	120,783	331,065	1,156,711
Machinery and equipment	673,833	3 and 5	567,092	138,397	212,541	138,397	297,198	371,342	731,186
Automobiles	15,713	5	2,354	—	7,355	—	2,507	9,862	8,205
Works in progress	141,101	—	382,485	173,270	—	—	—	—	350,316

Total	8,910,521		1,981,227	392,217	819,818	199,534	580,704	1,200,988	9,298,543

We refer to Notes 5.6 and 18 of the consolidated financial statements regarding the measurement of all real property at fair value as deemed cost as of January 1, 2017.

16.	Intangible assets

	12.31.18	12.31.17	12.31.16
Licenses	510,912	339,423	238,675
Goodwill	—	3,476	3,476

TOTAL	510,912	342,899	242,151

Changes in the item for fiscal year 2018 are included in Exhibit G, while changes for 2017 are included below:

					Amortization
Account	Original value as of December 31, 2016	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of December 31, 2016	Derecognition	For the period	Accumulated at year-end	Residual value as of December 31, 2017
Goodwill	3,476	—	—	—	—	—	—	—	3,476
Licenses	323,245	5	155,342	23,822	84,570	23,822	54,594	115,342	339,423

Total	326,721		155,342	23,822	84,570	23,822	54,594	115,342	342,899

17.	Other non-financial assets

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Investment properties (Exhibit F)	66,368	102,720	105,106
Tax advances	388,264	65,635	58,900
Prepayments	1,159,780	760,184	446,837
Advances to suppliers of goods	152,848	266,649	475,767
Other miscellaneous assets	327,504	195,194	205,577
Advances to personnel	8,155	44,769	118,544
Assets acquired as security for loans	2,758	959	1,724
Other	27,608	84,996	36,823

TOTAL	2,133,285	1,521,106	1,449,278

Changes in investment properties for fiscal year 2018 are included in Exhibit F. Below is a breakdown of changes for the year 2017:

12.31.2017
Balance at the beginning of the year	105,106
Additions	85
Depreciation during the year	(2,471)

Balances at year end	102,720

We refer to Notes 5.6 and 20 to the consolidated financial statements regarding the measurement of all real property at fair value as deemed cost as of January 1, 2017.

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Therefore, these assets, the value of which, as of December 31, 2018 amounts to 59,776, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began.

During November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, in the amount of 433,597 and 196,379 as of December 31, 2018 and 2017, respectively. The sale of 51% of the Bank’s shareholding in that Company was completed on February 1, 2019 (See Note 59 to the consolidated financial statements).

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Non-financial government sector	1,544,761	1,042,016	2,640,909
Financial sector	294,122	187,122	247,891
Non-financial private sector and residents abroad	257,924,406	152,733,595	111,763,305
Checking accounts	28,583,294	24,283,741	19,896,819
Savings Accounts	140,956,173	79,047,758	42,591,155
Time deposits	84,050,291	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,334,648	4,576,663	13,442,535

TOTAL	259,763,289	153,962,733	114,652,105

20.	Liabilities at fair value through profit or loss

	12.31.18	12.31.17	12.31.16
Obligations from securities transactions	692,270	—	—

TOTAL	692,270	—	—

21.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Creditors from spot transactions pending settlement	7,031,105	2,089,348	189,883
Obligations from financing of purchases	13,105,616	7,644,011	4,796,098
Accrued commissions payable	5,893	16,321	16,274
Collections and other transactions on behalf of third parties	3,374,476	1,613,752	1,570,768
Interest accrued payable	89,774	17,115	7,761
Other	4,582,528	2,485,029	1,067,627

TOTAL	28,189,392	13,865,576	7,648,411

22.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Local financial institutions	—	257,991	—
BCRA	10,008	8,482	31,970
Foreign financial institutions	5,517,517	295,702	636,153

TOTAL	5,527,525	562,175	668,123

23.	Corporate bonds issued

The detail of corporate bonds in force as of December 31, 2018, 2017 and 2016, is included in Note 26 to the consolidated financial statements.

24.	Other non-financial liabilities

Breakdown is as follows:

	12.31.18	12.31.17	12.31.16
Short term personnel benefits	2,525,378	1,698,647	1,334,089
Long term personnel benefits	180,354	137,389	109,240
Other collections and withholdings	2,014,695	1,503,831	1,319,998
Social security payable	68,967	20,045	14,945
Advances collected	1,653,586	827,850	947,619
Miscellaneous creditors	3,427,678	2,474,331	1,288,898
For contract liabilities	189,140	212,022	158,152
Other taxes payable	775,669	466,268	346,008
Other	29,255	5,393	18,889

TOTAL	10,864,722	7,345,776	5,537,838

25.	Share capital

The information on the corporate stock is disclosed in Note 29 to the consolidated financial statements.

26.	Interest income

	12.31.18	12.31.17
Interest from loans to the financial sector	2,777,333	1,207,649
Interest from overdrafts	6,057,469	3,081,847
Interest from instruments	5,492,192	2,198,145
Real estate mortgage	760,874	377,305
Interest from pledge loans	466,285	532,179
Interest from credit card loans	7,643,360	5,920,718
Interest from financial leases	522,539	400,016
Interest from consumer loans	6,216,299	3,978,842
Interest from other loans	2,130,021	1,424,693
Premium from reverse repurchase agreements	555,917	460,416
Interest from government securities	8,633,664	783,918
Interest from private securities	33,767	3,387
Interest from loans for the prefinancing and financing of exports	1,483,643	381,947
Stabilization Coefficient (CER) clause adjustment	87,631	408,825
Acquisition Value Unit (UVA) clause adjustment	3,769,766	148,247
Other financial income	37	1,082

TOTAL	46,630,797	21,309,216

27.	Interest expenses

	12.31.18	12.31.17
Checking accounts deposits	3,750,432	529,512
Savings accounts deposits	116,205	34,817
Time deposits	14,548,499	6,121,534
Interfinancial loans received	49,495	21,531
Other liabilities from financial transactions	1,511,218	453,124
Premium for reverse repurchase agreements	82,730	122,479
Acquisition Value Unit (UVA) clause adjustments	1,085,693	40,850
Other	10,633	1,240

TOTAL	21,154,905	7,325,087

28.	Commission income

	12.31.18	12.31.17
Linked to liabilities	6,031,884	3,872,328
Linked to loans	4,702,653	2,284,944
Linked to securities	125,171	86,985
From guarantees granted	2,358	741
From foreign currency transactions	488,428	289,884

TOTAL	11,350,494	6,534,882

29.	Commission expenses

	12.31.18	12.31.17
From credit and debit cards	2,868,998	1,675,452
Latam Pass Commissions	2,333,883	1,360,019
Linked to transactions with securities	1,269	1,080
From foreign trade transactions	127,557	88,118
From payment of wages	413,103	173,353
From promotions	260,077	168,687
Other digital sales services	413,835	246,367
Other commission expenses	486,229	571,548

TOTAL	6,904,951	4,284,624

30.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	12.31.18	12.31.17
Income/(loss) from foreign currency forward transactions	(187,073)	58,823
Income from government securities	985,892	2,533,999
Income from corporate bonds	33,586	60,107
Income from private securities	(3,317)	194
Interest rate swaps	(837,644)	(14,096)

TOTAL	(8,556)	2,639,027

31.	(Loss) /Income from writing down of financial assets

	12.31.18	12.31.17
(Loss)/Income from sale of government securities	(120,545)	6,723
Loss from sale of private securities	(855)	—

TOTAL	(121,400)	6,723

32.	Foreign exchange and gold gains/(losses)

	12.31.18	12.31.17
Conversion of foreign currency assets and liabilities into pesos	1,079,660	71,424
Income from purchase-sale of foreign currency	4,154,903	2,026,144

TOTAL	5,234,563	2,097,568

33.	Other operating income

	12.31.18	12.31.17
Rental of safe deposit boxes	437,390	340,940
Adjustments and interest on miscellaneous receivables	442,130	144,162
Punitive interest	78,563	39,002
Loans recovered	295,652	293,415
Allowances reversed	259,496	107,669
Commissions from insurance	708,182	656,292
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2016 (Note 15.c) to the consolidated financial statements)	1,021,518	1,185,800
Commissions from armored transportation services	46,025	48,699
Commissions from custody	65,101	49,811
Commissions from credit and debit cards	431,320	320,863
Other operating income	1,093,007	728,380

TOTAL	4,878,384	3,915,033

34.	Personnel benefits

	12.31.18	12.31.17
Salaries	5,003,738	4,050,059
Social security charges	1,491,100	1,179,926
Personnel compensations and bonuses	748,993	462,368
Personnel services	186,358	157,240
Other short term personnel benefits	1,356,703	891,778
Post-employment personnel benefits - Defined benefits	13,961	5,811
Other long term benefits	42,965	28,148

TOTAL	8,843,818	6,775,330

35.	Administrative expenses

	12.31.18	12.31.17
Travel expenses	85,343	59,322
Administrative expenses	491,095	343,691
Security services	293,815	305,921
Fees to Bank Directors and Supervisory Committee	16,231	9,013
Other fees	306,477	197,217
Insurance	70,310	52,685
Rent (Note 39)	777,389	475,255
Stationery and supplies	36,187	37,537
Electricity and communications	328,354	197,766
Advertising	389,292	404,691
Taxes	1,638,716	1,168,579
Maintenance costs	755,650	538,323
Armored transportation services	1,067,470	683,001
Other administrative expenses	829,097	629,880

TOTAL	7,085,426	5,102,881

36.	Depreciation and amortization

	12.31.18	12.31.17
Depreciation of property and equipment (Exhibit F)	808,204	580,704
Amortization of intangible assets (Exhibit G)	62,257	54,594
Loss from sale or impairment of fixed assets	—	6,158
Depreciation of other assets	2,594	2,512

TOTAL	873,055	643,968

37.	Other operating expenses

	12.31.18	12.31.17
Contributions to the Deposits Guarantee Fund (Note 50)	326,636	213,680
Turnover tax	4,001,500	2,233,750
Other allowances (Exhibit J)	1,623,729	1,430,584
Claims	158,111	130,323
Initial recognition of loans	640,723	210,424
Other operating expenses	651,388	1,342,453

TOTAL	7,402,087	5,561,214

38.	Related parties

a) Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria S.A.

b) Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The key management personnel received the following remuneration:

	12.31.18	12.31.17
Fees	15,133	7,914

Total	15,133	7,914

b.2) Profit or loss and balances with key management personnel

	Balances as of			Profit or loss
	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Loans
Credit cards	2,907	2,435	1,907	810	607
Overdrafts	19	20	—	8	13
Consumer loans	—	10	—	—	9
Mortgage loans	1,316	1,366	—	238	246
Financial leases	—	—	86	—	1
Deposits
Checking account	8	12	3	—	—
Savings account	30,306	10,567	4,511	99	67
Time deposits	—	—	6,306	34	22

Transactions have been agreed upon on an arm’s length basis.

b.3) Profit or loss and balances with related parties (except key management personnel)

	Balances as of			Results
Parent	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Cash and deposits in banks	259,503	425,754	245,089	—	—
Derivative instruments (Assets)	23,177	—	—	—	—
Other financial assets	310,034	—	—	—	—
Liabilities at fair value through profit or loss	315,396	—	—	—	—
Other non-financial liabilities	51,296	54,701	113,967	92,057	56,869
Derivative instruments (Liabilities)	51,198	—	—	82,523	—
Securities in custody	56,994,610	62,359,948	37,468,665	—	—
Derivative instruments (Memorandum accounts)	5,172,413	—	—	—	—
Sureties granted	593,593	296,403	126,286	1,795	1,144
Guarantees received	717,641	3,114	2,540	—	—

	Balances as of			Results
Subsidiaries	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Loans and other financing	2,809	3,811,207	1,015,703	896,698	538,311
Other financial assets	379	229	12	192	168
Deposits	254,431	28,115	50,059	22,299	587
Financing received	—	—	—	2,350	332
Other operating income	—	—	—	4,034	3,579
Administrative expenses	—	—	—	4,140	8,427
Securities in custody	432,968	375,785	186,440	—	—
Sureties granted	281	281	281	—	—

	Balances as of			Results
Associates	12.31.18	12.31.17	12.31.16	12.31.18	12.31.17
Cash and deposits in banks	70	76	8	—	—
Loans and other financing	5,723,637	2,067,515	1,165,928	1,378,771	636,081
Debt securities at fair value through profit or loss	50,398	4,179	5,849	33,506	—
Derivative instruments (Assets)	—	743	3,093	—	1,095
Other financial assets	161,622	—	—	—	—
Deposits	149,338	36,506	25,983	29,621	143
Liabilities at fair value through profit or loss	223,833	—	—	—	—
Other financial liabilities	37,390	—	—	—	—
Other non-financial liabilities	—	3,124	407	3,555	6,361
Financing received	—	82,175	—	5,357	2,066
Derivative instruments (Liabilities)	381,998	12,026	576	624,476	3,199
Corporate bonds issued	115,263	95,374	29,738	33,176	6,779
Other operating income	—	—	—	15,036	9,116
Interest rate swaps	2,364,460	2,711,960	1,087,279	—	—
Securities in custody	506,076	223,475	380,819	396	—
Guarantees received	284	—	—	—	—
Sureties granted	23,864	5,731	—	237	289

Transactions are agreed upon on an arm’s length basis.

39.	Leases

a) The Bank is the lessor in the following lease contracts:

a.1) Financial leases

The Bank executed financial lease contracts related to real property, motor vehicles, machinery and equipment.

The following table shows the total gross investment of financial leases and the current value of minimum payments to be received thereunder:

Financial leases
	12.31.18		12.31.17		12.31.16
		Current value of		Current value		Current value
Term	Total investment	minimum payments	Total investment	of minimum payments	Total investment	of minimum payments
Up to 1 year	977,272	972,981	1,068,411	893,109	984,021	828,469
From 1 to 5 years	1,414,800	1,404,766	1,669,239	1,396,922	1,407,814	1,164,421
More than 5 years	—	—	—	—	29	25
TOTAL	2,392,072	2,377,747	2,737,650	2,290,031	2,391,864	1,992,915

Principal		2,343,180		2,277,375		1,968,270
Interest accrued		34,567		12,656		24,645
TOTAL		2,377,747		2,290,031		1,992,915

As of December 31, 2018, 2017 and 2016, non-accrued interest amount to 9,147, 465,682 and 398,949, respectively, and accumulated allowances for loan losses amount to 47,227, 34,705 and 27,428, respectively.

A.2) Operating Leases

The Entity held commercial lease contracts for its investment properties, which include buildings. The average terms of those leases not subject to cancellation are from three to five years. All leases include a clause providing for an annual adjustment to leases, taking into consideration market conditions.

Minimum future payments for operating lease contracts not subject to cancellation are as follows:

	12. 31.18	12.31.17	12. 31.16
Up to one year	23,991	—	—
1 to 5 years	184,222	52,050	53,614

	208,213	52,050	53,614

b) The Bank is the lessee in operating lease contracts

The Bank leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of December 31, 2018, 2017 and 2016, respectively:

	12.31.18	12.31.17	12.31.16
Up to one year	46,977	40,607	75,308
From 1 to 5 years	1,460,593	771,560	928,254
More than 5 years	1,249,534	479,066	520,219

Total	2,757,104	1,291,233	1,523,781

The amount of operating lease expenses recognized in profit or loss (including contingent lease charges) was 777,389 and 475,255 as of December 31, 2018 and 2017, respectively. These amounts are included in the “Administrative expenses” line (Note 35).

40.	Restrictions to the payment of dividends

We refer to Note 48 to the consolidated financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

We refer to Note 49 to the consolidated financial statements regarding the Entity’s restricted assets.

42.	Minimum cash and minimum capital requirements

42.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	12.31.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	82,119,608	28,091,018	31,230,217
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	1,238,252	977,566	914,587

	83,357,860	29,068,584	32,144,804

Treasury Bonds in pesos at fixed rate due November 2020	6,936,000	—	—
Liquidity Bills – B.C.R.A.	20,202,428	—	—

TOTAL	110,496,288	29,068,584	32,144,804

42.2 Minimum capital requirements

The breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	12.31.18	12.31.17
Credit risk	16,956,765	11,583,733
Operational risk	3,385,844	2,395,366
Market risk	91,779	368,404
Paid-in	33,815,007	25,180,356

Surplus	13,380,619	10,832,853

43.	Initial implementation of the financial reporting framework established by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual financial statements for this fiscal year.

a) Reconciliations of equity

	Reference		12.31.17	12.31.16
Equity as per the previous financial statements			26,056,548	16,460,035
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Deemed cost of Real Property	(a	)	4,721,093	4,788,955
Effective rate of Loans	(b	)	(316,269)	(559,072)
Rate below market rate	(c	)	(213,540)	—
Fair value of government and private securities	(d	)	(24,587)	(31,439)
Fair value of derivatives	(e	)	(37,337)	(34,122)
Equity method for subsidiaries, associates and joint ventures	(f	)	240,464	275,577
Assets and Liabilities from contracts with customers	(g	)	(131,840)	(138,665)
Goodwill	(h	)	360	—
Deferred income tax	(i	)	(357,973)	(937,293)
Financial guarantee contracts	(j	)	(5,454)	(3,425)
Actions for the protection of constitutional rights (Amparos)	(k	)	(2,429)	(2,129)

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA			29,929,036	19,818,422

b) Reconciliations of Income/(Loss)

	Reference		Accumulated as of 12.31.17
Income as per the previous financial statements
Adjustments due to initial implementation of the financial reporting framework set forth by BCRA			3,878,265
Depreciation/Impairment of Real Property	(a	)	(67,862)
Effective rate of Loans	(b	)	242,803
Below market rate	(c	)	(213,540)
Fair value of government and private securities	(d	)	131,614
Fair value of derivatives	(e	)	(3,215)
Equity method for associates and joint ventures	(f	)	(32,881)
Assets and Liabilities from contracts with customers	(g	)	6,825
Goodwill	(h	)	360
Deferred income tax	(i	)	539,753
Financial guarantee contracts	(j	)	(2,029)
Actions for the protection of constitutional rights (Amparos)	(k	)	(300)

Net income pursuant to the new financial reporting framework set forth by the BCRA			4,479,793
Other comprehensive income
Fair value of government and private securities			(124,762)
Equity method for associates and joint ventures			(2,232)
Deferred income tax			39,567

Other Comprehensive Income pursuant to the new financial reporting framework set forth by the BCRA			(87,427)

Total comprehensive income pursuant to the new financial reporting framework set forth by the BCRA			4,392,366

Reference	Account

(a)	The Entity has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate

(b)	In accordance with IFRS, under the effective interest method, for financial assets and financial liabilities valued at amortized cost the Entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in profit or loss upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Entity’s loan portfolio at fair value upon initial recognition, since they are financing facilities granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Entity. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Entity at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Entity has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Entity satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Entity recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Entity recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12—“Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Guarantees granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services accrues according to the criteria and scope of IFRS 15.

(k)	In those cases where the Entity has paid amounts relating to actions for the protection of constitutional rights (Amparos) filed by its customers for government securities and Mutual Funds shares under the custody of the Entity, such amounts were capitalized by blocking the custody account of the depositor. Paragraph 21 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets sets forth that contingent assets should not be recognized in the financial statements.

c) Significant adjustments to the Cash Flow are detailed below:

Cash and cash equivalents	Previous accounting framework 12.31.17	Adjustments	IFRS Accounting framework 12.31.17
Cash	7,977,088	—	7,977,088
Argentine Central Bank (BCRA)	28,091,018	1,314,404	29,405,422
Financial institutions and correspondents	1,523,168	(726,171)	796,997
Local interfinancial loans	3,132,000	(3,132,000)	—

Total	40,723,274	(2,543,767)	38,179,507

Cash and cash equivalents	Previous accounting framework 12.31.16	Adjustments	IFRS accounting framework 12.31.16
Cash	14,176,412	—	14,176,412
Argentine Central Bank (BCRA)	31,230,217	—	31,230,217
Financial institutions and correspondents	2,664,369	(41,138)	2,623,231
Local interfinancial loans	1,705,000	(1,705,000)	—

Total	49,775,998	(1,746,138)	48,029,860

Under the previous reporting framework, Cash and due from banks and interfinancial loans with an initial maturity of three months or less were deemed cash and cash equivalents. Under the reporting framework based on the IFRS, Cash and deposits in banks, which include foreign currency purchases and sales to be settled with an original maturity of three months or less are deemed cash and cash equivalents.

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows are from the use of the indirect method provided for by IAS 7.

44.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 12.31.18	Book balance 12.31.17	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities - In pesos
Treasury Bills in pesos. Maturity 06-28-19	5281	306,053	2	306,053	—	306,053	—	306,053
Treasury Bills in pesos. Maturity 02-22-19	5273	229,419	2	229,419	—	245,454	—	245,454
CER-adjusted Treasury Bills. Maturity 02-22-19	5274	185,182	2	185,182	—	185,182	—	185,182
Province of Río Negro debt security. Floating rate. Maturity 2021	42016	53,584	2	53,584	—	53,584	—	53,584
Treasury Bills in pesos. Maturity 04-30-19	5271	48,825	2	48,825	—	48,825	—	48,825
Argentine Treasury Bond in pesos. Fixed rate. Maturity 2026	5320	45,225	2	45,225	53,748	45,225	—	45,225
Argentine Discount Bond in pesos. Argentine Law. Maturity 2033	45696	30,855	1	30,855	—	30,855	—	30,855
Other		46,687		46,687	636,421	46,687	—	46,687

Subtotal Government Securities - In pesos		945,830		945,830	690,169	961,865	—	961,865

Government Securities - In foreign currency
Treasury Bills in USD. Maturity 02-22-19	5251	4,156	2	4,156	—	4,156	—	4,156
Treasury Bills in USD. Maturity 02-08-19	5250	467	2	467	—	467	—	467
Treasury Bills in USD. Maturity 03-29-19	5263	42	2	42	—	42	—	42
Treasury Bills in USD. Maturity 07-26-19	5258	30	2	30	—	30	—	30
Treasury Bills in USD. 360 days. Maturity 04-27-18	5217	—		—	305,651	—	—	—
Treasury Bills in USD. 375 days. Maturity 04-27-18	5216	—		—	385,645	—	—	—
Treasury Bills in USD. Maturity 08-24-18	5222	—		—	3,748	—	—	—
Treasury Bills in USD. Maturity 10-26-18	5240	—		—	388	—	—	—
Other		—		—	1,689	—	—	—

Subtotal Government Securities - In foreign currency		4,695		4,695	697,121	4,695	—	4,695

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-07-19	13311	6,387,388	2	6,387,388	—	6,387,388	—	6,387,388
BCRA Bills, internal segment, in pesos. Maturity 02-21-18	46822	—		—	1,678,068	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 06-21-18	46827	—		—	1,158,375	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 05-16-18	46825	—		—	482,766	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 04-18-18	46824	—		—	418,317	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 03-21-18	46823	—		—	167,026	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 09-19-18	46830	—		—	126,998	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 07-18-18	46828	—		—	72,983	—	—	—
Other		—		—	146,655	—	—	—

Subtotal BCRA Bills		6,387,388		6,387,388	4,251,188	6,387,388	—	6,387,388

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	56,748	2	56,748	—	56,748	—	56,748
Corporate Bond Banco Santander Rio S.A. Class XXIII	53448	51,080	2	51,080	—	51,080	—	51,080
Corporate Bond YPF S.A. Class XVII	38562	18,707	2	18,707	16,048	18,707	—	18,707
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	18,033	2	18,033	21,035	18,033	—	18,033
Corporate Bond YPF S.A. Class XXXV	39792	10,922	2	10,922	18,775	10,922	—	10,922
Corporate Bond Rombo Cía Financiera S.A. Class 42	53238	5,296	2	5,296	—	5,296	—	5,296
Corporate Bond Rombo Cía Financiera S.A. Class 40	52940	4,963	2	4,963	—	4,963	—	4,963
Corporate Bond Rombo Cía Financiera S.A. Class 36	52186	2,164	2	2,164	4,179	2,164	—	2,164
Corporate Bond Banco de la Provincia de Bs. As. Class III	32889	—		—	68,267	—	—	—
Corporate Bond Newsan S.A.	51939	—		—	3,130	—	—	—
Other		—		—	2,660	—	—	—

Subtotal Corporate Bonds		167,913		167,913	134,094	167,913	—	167,913

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		7,505,826		7,505,826	5,772,572	7,521,861	—	7,521,861

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 12.31.18	Book balance 12.31.17	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities - In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	6,936,000	2	6,936,000	—	6,936,000	—	6,936,000
Treasury Bills in pesos. Maturity 04-12-19	5280	407,800	2	407,800	—	407,800	—	407,800
Treasury Bills in pesos. Maturity 06-28-19	5281	204,500	2	204,500	—	204,500	—	204,500
CER-adjusted Argentine Treasury Bond. Maturity 2021	5315	100,166	1	100,166	64,598	100,166	—	100,166
Secured Bond. Maturity 2020	2423	—	2	—	1,469,472	—	—	—

Subtotal Government Securities - in pesos		7,648,466		7,648,466	1,534,070	7,648,466	—	7,648,466

Government Securities - In foreign currency
Treasury Bills in USD. Maturity 04-26-19	5255	809,347	2	809,347	—	1,451,343	—	1,451,343
Treasury Bills in USD. Maturity 05-10-19	5272	704,886	2	704,886	—	1,067,959	—	1,067,959
Treasury Bills in USD. Maturity 03-15-19	5261	470,762	2	470,762	—	470,762	—	470,762
Treasury Bills in USD. Maturity 02-08-19	5250	182,160	2	182,160	—	238,857	—	238,857
Treasury Bills in USD. Maturity 02-23-18	5234	—		—	1,500,077	—	—	—
Treasury Bills in USD. Maturity 11-16-18	5241	—		—	826,467	—	—	—
Treasury Bills in USD. Maturity 03-16-18	5235	—		—	546,837	—	—	—
Treasury Bills in USD. Maturity 10-12-18	5231	—		—	395,258	—	—	—
Treasury Bills in USD. Maturity 12-14-18	5229	—		—	243,498	—	—	—
Other		—		—	534,093	—	—	—

Subtotal Government Securities - In foreign currency		2,167,155		2,167,155	4,046,230	3,228,921	—	3,228,921

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 01-04-19	13310	9,870,740	2	9,870,740	—	9,870,740	—	9,870,740
BCRA Liquidity Bills in pesos. Maturity 01-08-19	13312	3,944,300	2	3,944,300	—	3,944,300	—	3,944,300
BCRA Bills, internal segment, in pesos. Maturity 01-17-18	46821	—		—	5,932,590	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 05-16-18	46825	—		—	2,376,688	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 06-21-18	46827	—		—	1,805,368	—	—	—
BCRA Bills, internal segment, in pesos. Maturity 09-19-18	46830	—		—	422,503	—	—	—
Other		—		—	22,209	—	—	—

Subtotal BCRA Bills		13,815,040		13,815,040	10,559,358	13,815,040	—	13,815,040

Private Securities - In pesos
Corporate Bond YPF S.A. Class XLIV	51096	—		—	103,341	—	—	—
Corporate Securities - In foreign currency
Corporate Bond John Decree Credit Cía. Financiera S.A. Class XII	51620	113,148	2	113,148	57,249	113,148	—	113,148

Subtotal Private Securities		113,148		113,148	160,590	113,148	—	113,148

Subtotal Measured at Fair Value through OCI		23,743,809		23,743,809	16,300,249	24,805,575	—	24,805,575

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Corporate Bond EXO. S.A.		136	2	136	190	136	—	136

TOTAL OTHER DEBT SECURITIES		23,743,945		23,743,945	16,300,439	24,805,711	—	24,805,711

EQUITY INSTRUMENTS
Local:
Private Securities - In pesos
Other		225	2	225	1,909	225	—	225
Foreign:
Private Securities - In foreign currency
Other		9,991	2	9,991	4,961	9,991	—	9,991

TOTAL EQUITY INSTRUMENTS		10,216		10,216	6,870	10,216	—	10,216

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18	12.31.17
COMMERCIAL PORTFOLIO
Normal performance	99,824,957	74,979,005

Preferred collaterals and counter guarantees “A”	782,100	1,429,483
Preferred collaterals and counter guarantees “B”	1,068,873	1,262,556
No preferred collateral or counter guarantees	97,973,984	72,286,966
With special follow-up	174,767	34,601

Under observation	174,767	34,601

Preferred collaterals and counter guarantees “B”	3,522	8,570
No preferred collateral or counter guarantees	171,245	26,031
Troubled	1,529,081	55,393

Preferred collaterals and counter guarantees “B”	3,315	—
No preferred collateral or counter guarantees	1,525,766	55,393
With high risk of insolvency	294,627	58,410

Preferred collaterals and counter guarantees “B”	9,437	9,895
No preferred collateral or counter guarantees	285,190	48,515
Uncollectible	23,658	7,040

No preferred collateral or counter guarantees	23,658	7,040

TOTAL	101,847,090	75,134,449

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO
Normal performance	82,079,990	54,359,057

Preferred collaterals and counter guarantees “A”	52,624	11,517
Preferred collaterals and counter guarantees “B”	9,573,987	2,620,981
No preferred collateral or counter guarantees	72,453,379	51,726,559
Low risk	1,363,176	519,727

Preferred collaterals and counter guarantees “A”	769	—
Preferred collaterals and counter guarantees “B”	61,746	35,935
No preferred collateral or counter guarantees	1,300,661	483,792
Medium risk	1,112,362	480,012
Preferred collaterals and counter guarantees “B”	8,703	9,551
No preferred collateral or counter guarantees	1,103,659	470,461
High risk	585,308	259,798
Preferred collaterals and counter guarantees “B”	22,179	20,932
No preferred collateral or counter guarantees	563,129	238,866
Uncollectible	68,800	36,685

Preferred collaterals and counter guarantees “A”	15	—
Preferred collaterals and counter guarantees “B”	7,764	6,784
No preferred collateral or counter guarantees	61,021	29,901
Uncollectible according to BCRA regulations	—	2

No preferred collateral or counter guarantees	—	2

TOTAL	85,209,636	55,655,281

TOTAL GENERAL	187,056,726	130,789,730

- 154 -	EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	23,237,722	12.42%	16,002,640	12.24%
50 following largest customers	31,726,036	16.96%	21,441,157	16.39%
100 following largest customers	18,088,037	9.67%	10,907,665	8.34%
All other customers	114,004,931	60.95%	82,438,268	63.03%

TOTAL	187,056,726	100.00%	130,789,730	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2018

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24	TOTAL
Non-financial government sector	—	207	—	—	—	—	—	207
Argentine Central Bank (BCRA)	—	383	—	—	—	—	—	383
Financial sector	—	2,643,991	2,540,547	1,154,361	1,102,448	1,906,093	1,063,747	10,411,187
Non-financial private sector and residents abroad	1,477,418	71,609,041	23,569,692	25,247,489	15,731,784	19,928,101	40,570,716	198,134,241

TOTAL	1,477,418	74,253,622	26,110,239	26,401,850	16,834,232	21,834,194	41,634,463	208,546,018

(1)	These balances are total contractual cash flows and therefore, include principal, accrued and to be accrued interest and charges.

- 156 -	EXHIBIT E

BREAKDOWN OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

								Information on the issuer
Item		Shares							Data of latest financial statements
Identification	Description	Class	Face value per unit	Votes per share	Number	AMOUNT 12.31.18 12.31.17		Principal business	Fiscal period/ year end date	Capital	Equity	Income/(loss) for the period/year

	IN FINANCIAL INSTITUTIONS
	Subsidiaries
	Local:
30682419578	Volkswagen Financial Services Cĺa. Financiera S.A.	Common	1$	1	457,470,000	633,362	309,845	Financing	12.31.2018	897,000	1,241,890	234,352

		Subtotal Subsidiaries				633,362	309,845

	Associates and Joint Ventures
	Local:
30707847367	PSA Finance Arg. Cĺa. Financiera S.A.	Common	1000$	1	26,089	434,494	344,710	Financing	12.31.2018	52,178	868,989	141,400
33707124909	Rombo Cĺa. Financiera S.A.	Common	1000$	1	24,000	514,779	393,953	Financing	12.31.2018	60,000	1,286,947	82,609

		Subtotal Associates and Joint Ventures				949,273	738,663

		Total in Financial Institutions				1,582,635	1,048,508

	IN SUPPLEMENTARY SERVICES COMPANIES
	Subsidiaries
	Local:
33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	164,294	161,266	Brokerage	12.31.2018	6,390	169,384	23,122
30663323926	Consolidar Administradora de Fondos de Jubilaciones							Retirement and Pension Funds
	y Pensiones S.A. (under liquidation proceedings)	Common	1$	1	35,425,947	28,454	5,490	Management Company	12.31.2018	115,739	52,799	(7,388)
30548590163	BBVA Francés Asset Management S.A. Sociedad
	Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	426,759	358,839	Mutual Fund Manager	12.31.2018	243	449,221	246,541

		Subtotal Subsidiaries				619,507	525,595

	Associates and Joint Ventures
	Local:
30690783521	Interbanking S.A.	Common	1$	1	149,556	33,863	18,798		12.31.2017	1,346	889,777	720,598

		Subtotal Associates and Joint Ventures				33,863	18,798	Electronic and IT services for financial markets

		Total in Supplementary Services Companies				653,370	544,393

	IN OTHER COMPANIES
	Associates and Joint Ventures
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	135,148	131,334	Insurance	12.31.2018	10,651	1,120,100	405,399

		Subtotal Associates and Joint Ventures				135,148	131,334

		Total Other Companies				135,148	131,334

		TOTAL INVESTMENTS IN OTHER COMPANIES				2,371,153	1,724,235

EXHIBIT F

PROPERTY AND EQUIPMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

					Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of 12.31.17	Derecognition	For the year	At year-end	Residual value as of 12.31.18

Property and equipment

Real estate	7,540,844	50	250,073	405,129	488,719	106,593	182,694	564,820	6,820,968

Furniture and facilities	1,487,776	10	578,940	20,522	331,065	20,507	174,508	485,066	1,561,128

Machinery and equipment	1,102,528	3 y 5	668,025	161,084	371,342	161,084	447,414	657,672	951,797

Vehicles	18,067	5	8,116	29	9,862	—	3,588	13,450	12,704

Constructions in progress	350,316		450,812	331,609	—	—	—	—	469,519

Total Property and Equipment	10,499,531		1,955,966	918,373	1,200,988	288,184	808,204	1,721,008	9,816,116

INVESTMENT PROPERTY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

				Depreciation
ITEM	Original value at the beginning of the year	Total estimated useful life in years	Derecognitions	Accumulated as of 12.31.2017	Derecognition	For the year	At year-end	Residual value as of 12.31.18

Leased Property	31,692	50	—	1,400	—	584	1,984	29,708

Other investment properties	77,720	10	37,041	5,292	3,092	1,819	4,019	36,660

Total Investment Properties	109,412		37,041	6,692	3,092	2,403	6,003	66,368

EXHIBIT G

INTANGIBLE ASSETS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

(stated in thousands of pesos)

	Original	Total			Amortization
ITEM	value at the beginning of the year	estimated useful life	Additions	Derecognitions	Accumulated as of 12.31.17	Derecognition	For the year	At year-end	Residual value as of 12.31.18

Goodwill	3,476	—	—	3,476	—	—	` —	—	—

Licenses	454,765	5	233,747	63,174	115,342	63,173	62,257	114,426	510,912

Total Intangible Assets	458,241		233,747	66,650	115,342	63,173	62,257	114,426	510,912

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

	12.31.18		12.31.17
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	15,293,060	5.89%	5,616,361	3.65%
50 following largest customers	15,553,822	5.99%	8,597,760	5.58%
100 following largest customers	10,544,960	4.06%	6,168,839	4.01%
Rest of customers	218,371,447	84.06%	133,579,773	86.76%

TOTAL	259,763,289	100.00%	153,962,733	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	236,087,478	21,182,991	5,904,703	1,629,992	56,352	436	264,861,952
Non-financial government sector	1,534,186	34,340	74	—	—	—	1,568,600
Financial sector	294,122	—	—	—	—	—	294,122
Non-financial private sector and residents abroad	234,259,170	21,148,651	5,904,629	1,629,992	56,352	436	262,999,230
Liabilities at fair value through profit or loss	692,270	—	—	—	—	—	692,270
Derivative instruments	1,377,259	—	—	—	—	—	1,377,259
Repo transactions	14,321	—	—	—	—	—	14,321
Other Financial Institutions	14,321	—	—	—	—	—	14,321
Other financial liabilities	26,499,643	163,679	228,565	443,342	816,811	37,352	28,189,392
Financing received from the BCRA and other financial institutions	1,402,052	1,316,912	2,522,755	—	168,972	—	5,410,691
Corporate bonds issued	1,066,154	185,974	185,974	1,255,438	767,280	—	3,460,820

TOTAL	267,139,177	22,849,556	8,841,997	3,328,772	1,809,415	37,788	304,006,705

(1)	These Balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances at beginning of the year	Increases		Reversals	Uses	Balances as of 12.31.17	Balances as of 12.31.18
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,117	824	(1)	458	—	1,483	1,117
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for termination plans	48,173	13,962	(2)	—	—	62,135	48,173
- Other	2,037,769	1,622,905	(3)	7	125,971	3,534,696	2,037,769

TOTAL PROVISIONS	2,092,059	1,637,691		465	125,971	3,603,314	2,092,059

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.

EXHIBIT K

COMPOSITION OF SHARE CAPITAL

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

SHARES				SHARE CAPITAL
				Issued
Class	Number	Face value per share	Votes per share	Outstanding	Treasury	Pending issuance or distribution	Paid-in

COMMON	612,659,638	1	1	612,615	-	45	612,660	(1)

(1)	Registered with the Public Registry of Commerce.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF DECEMBER 31, 2018 AND 2017

(stated in thousands in pesos)

	TOTAL AS OF 12.31.18	AS OF 12.31.18 (per currency)				TOTAL AS OF 12.31.17
ACCOUNTS		Dollar	Euros	Real	Other
ASSETS
Cash and deposits in banks	52,484,375	49,796,978	2,620,362	9,561	57,474	21,258,981
Debt securities at fair value through profit or loss	4,695	4,695	—	—	—	697,121
Repo transactions	12,706,363	12,706,363	—	—	—	4,372,912
Other financial assets	649,072	644,891	4,181	—	—	114,932
Loans and other financing	60,635,907	60,393,438	242,469	—	—	28,183,009
Non-financial government sector	—	—	—	—	—	62
Other financial institutions	248,932	248,932	—	—	—	93,156
Non-financial private sector and residents abroad	60,386,975	60,144,506	242,469	—	—	28,089,791
Other debt securities	2,279,172	2,279,172	—	—	—	4,102,722
Financial assets pledged as collateral	2,303,947	2,303,947	—	—	—	766,844
Investments in equity instruments	9,991	9,991	—	—	—	4,961

TOTAL ASSETS	131,073,522	128,139,475	2,867,012	9,561	57,474	59,501,482

LIABILITIES
Deposits	114,494,962	112,293,972	2,200,990	—	—	54,349,370
Non-financial government sector	390,264	385,716	4,548	—	—	101,861
Financial sector	99,865	98,031	1,834	—	—	55,867
Non-financial private sector and residents abroad	114,004,833	111,810,225	2,194,608	—	—	54,191,642
Liabilities at fair value through profit or loss	34,797	34,797	—	—	—	—
Other financial liabilities	5,316,849	5,115,582	172,140	—	29,127	2,139,909
Loans received from the BCRA and other financial institutions	5,400,682	5,162,530	238,152	—	—	298,578
Other non-financial liabilities	946,530	931,543	14,987	—	—	335,829

TOTAL LIABILITIES	126,193,820	123,538,424	2,626,269	—	29,127	57,123,686

EXHIBIT N

FINANCIAL ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2018 AND 2017 (1)

(stated in thousands of pesos)

	Situation

Item	Normal	With special follow-up/ Low risk	Troubled/ Medium risk		High risk of insolvency/ High risk		Uncollectible	Uncollectible according to BCRA regulations	TOTAL
			Not Due	Past Due	Not Due	Past Due			12.31.18	12.31.17

1. Loans and other financing	5,805,490	—	—	—	—	—	—	—	5,805,490	5,951,626
- Overdrafts	18,861	—	—	—	—	—	—	—	18,861	90
No preferred guarantees or counter guarantees	18,861	—	—	—	—	—	—	—	18,861	90
- Mortgage and pledge loans	200	—	—	—	—	—	—	—	200	548
With preferred guarantees and counter guarantees “B”	200	—	—	—	—	—	—	—	200	548
- Consumer loans	1,661	—	—	—	—	—	—	—	1,661	1,336
No preferred guarantees or counter guarantees	1,661	—	—	—	—	—	—	—	1,661	1,336
- Credit Cards	11,765	—	—	—	—	—	—	—	11,765	8,588
No preferred guarantees or counter guarantees	11,765	—	—	—	—	—	—	—	11,765	8,588
- Other	5,773,003	—	—	—	—	—	—	—	5,773,003	5,941,064
No preferred guarantees or counter guarantees	5,773,003	—	—	—	—	—	—	—	5,773,003	5,941,064
2. Debt securities	12,423	—	—	—	—	—	—	—	12,423	—
3. Contingent commitments	614,339	—	—	—	—	—	—	—	614,339	9,126

TOTAL	6,432,252	—	—	—	—	—	—	—	6,432,252	5,960,752

ALLOWANCES	58,179	—	—	—	—	—	—	—	58,179	58,513

(1)	Definite relation pursuant to applicable BCRA rules and regulations.

EXHIBIT O

DERIVATIVES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term for settlement of differences	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	29	13	47	3,261,154
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	5	183,693
REPO TRANSACTIONS	Financial transactions own account	Argentine Government Securities	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON- FINANCIAL SECTOR	4	4	132	25,982,482
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	ROFEX	3	2	1	30,573,083
FUTURES	Financial transactions own account	Foreign Currency	Daily differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	6,305,940
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	3	2	91	5,172,413
FUTURES	Financial transactions own account	Foreign Currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON- FINANCIAL SECTOR	5	2	141	14,117,454

EXHIBIT P

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

			FV through profit or loss	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL ASSETS
Cash and deposits in Banks
Cash	15,570,362	—	—	—	—	—
Financial Institutions and correspondents	83,532,054	—	—	—	—	—
Debt securities at fair value through profit or loss	—	—	7,505,826	54,011	7,451,815	—
Derivatives	—	—	591,418	—	591,418	—
Repo Transactions
Banco Central de la República
Argentina	—		—	—	—	—
Other Institutions	12,861,116	—	—	—	—	—
Other financial assets	9,302,092	—	—	—	—	—
Loans and other financing
Non-financial government sector	207	—	—	—	—	—
Argentine Central Bank (BCRA)	383	—	—	—	—	—
Other financial institutions	9,669,282	—	—	—	—	—
Non-financial private sector and residents abroad	175,987,185	—	—	—	—	—
Overdrafts	11,789,313	—	—	—	—	—
Instruments	24,314,351	—	—	—	—	—
Mortgage loans	10,104,731	—	—	—	—	—
Pledge loans	1,650,222	—	—	—	—	—
Personal loans	23,560,930	—	—	—	—	—
Credit card loans	41,869,188	—	—	—	—	—
Financial leases	2,377,747	—	—	—	—	—
Other	60,320,703	—	—	—	—	—
Other Debt Securities	136	23,743,809	—	100,166	23,643,643	—
Financial assets pledged as collateral	3,625,263	1,077,801	—	—	1,077,801	—
Investments in Equity Instruments	—	10,216	—	—	10,216	—

TOTAL FINANCIAL ASSETS	310,548,080	24,831,826	8,097,244	154,177	32,774,893	—

EXHIBIT P

(Continued)

CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

			FV through profit or loss	Fair value hierarchy
Accounts	Amortized Cost	FV through OCI	Statutory measurement	Level 1	Level 2	Level 3
FINANCIAL LIABILITIES
Deposits
Non-financial government sector	1,544,761	—	—	—	—	—
Financial sector	294,122	—	—	—	—	—
Non-financial private sector and foreign residents
Checking accounts	28,583,294	—	—	—	—	—
Savings accounts	140,956,173	—	—	—	—	—
Time deposits and investments	84,050,291	—	—	—	—	—
Other	4,334,648	—	—	—	—	—
Liabilities at fair value through profit or loss	—	—	692,270	162,696	529,574	—
Derivatives	—	—	1,377,259	—	1,377,259	—
Repo transactions
Banco Central de la República
Argentina	—	—	—	—	—	—
Other Financial Institutions	14,321	—	—	—	—	—
Other financial liabilities	28,189,392	—	—	—	—	—
Financing received from the BCRA and other financial institutions	5,527,525	—	—	—	—	—
Corporate bonds issued	2,473,690	—	—	—	—	—

TOTAL FINANCIAL LIABILITIES	295,968,217		2,069,529	162,696	1,906,833	—

EXHIBIT Q

BREAKDOWN OF RESULTS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

	Net Financial Income/(Expense)
Items	Originally designated or pursuant to item 6.7.1. of IFRS 9	Statutory measurement
Due to measurement of financial assets at fair value through profit or loss
Income from government securities	—	985,892
Income from private securities	—	(3,317)
Income from other finanical assets	—	33,586
Income from sale or derecognition of financial assets at fair value
Due to measurement of financial liabilities at fair value through profit or loss
Forward transactions	—	(187,073)
Interest rate swaps	—	(837,644)

TOTAL	—	(8,556)

Interest and adjustments due to application of effective interest rate of financial assets measured at amortized cost	Financial Income/ (Expense)
Interest income
Cash and deposits in banks	37
Government securities	6,522
Loans and other financing	37,528,812
To the Financial Sector	2,777,333
To the Non-financial Private Sector
Overdrafts	6,057,469
Instruments	5,492,192
Mortgage loans	760,874
Pledge loans	466,285
Consumer loans	6,216,299
Credit card loans	7,643,360
Financial Leases	522,539
Other	7,592,461
Repo transactions	555,917
Argentine Central Bank (BCRA)	110,480
Other financial institutions	445,437

TOTAL	38,091,288

Interest expense
Deposits	(19,511,434)
Checking accounts	(3,750,432)
Savings accounts	(116,205)
Time deposits and investments	(15,634,307)
Other	(10,490)
Financing received from the BCRA and other financial institutions	(49,523)
Repo transactions	(82,730)
Argentine Central Bank (BCRA)	(5,490)
Other financial institutions	(77,240)

Other financial liabilities	(761,270)
Corporate bonds issued	(749,948)
Other subordinated corporate bonds
TOTAL	(21,154,905)

EXHIBIT Q

(Continued)

BREAKDOWN OF PROFIT OR LOSS

AS OF DECEMBER 31, 2018

(stated in thousands of pesos)

Interest and adjustments due to application of effective interest rate of financial assets at fair value through OCI	Income for the year	OCI
Private debt securities	32,912	3,026
Government debt securities	8,506,597	158,446

TOTAL	8,539,509	161,472

Commission income	Income for the year
Linked to obligations	6,031,884
Linked to loans	4,702,653
Linked to loan commitments and financial guarantees	2,358
Linked to securities	125,171
Linked to foreign trade and exchange transactions	488,428

TOTAL	11,350,494

Commission expenses	Income for the year
Linked to transactions with securities	(1,269)
Other	(6,903,682)

TOTAL	(6,904,951)

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances at beginning of the year	Increases		Reversals	Uses	Balances as of 12.31.18	Balances as of 12.31.17
Other financial assets	57,566	15,526	(1)	2,592	1,460	69,040	57,566
Loans and other financing	2,277,351	3,747,126	(1)	255,453	1,510,785	4,258,239	2,277,351
Other financial institutions	78,521	71,462		64,495	—	85,488	78,521
Non-financial private sector and residents abroad	2,198,830	3,675,664		190,958	1,510,785	4,172,751	2,198,830
Overdrafts	79,099	114,125		1,356	81,721	110,147	79,099
Instruments	376,589	793,121		—	5,036	1,164,674	376,589
Mortgage loans	38,924	60,700		—	106	99,518	38,924
Pledge loans	55,288	7,622		6,536	12,124	44,250	55,288
Consumer loans	473,853	769,448		64,888	370,328	808,085	473,853
Credit card loans	805,049	1,428,321		109,613	764,229	1,359,528	805,049
Financial leases	34,705	22,951		—	10,429	47,227	34,705
Other	335,323	479,376		8,565	266,812	539,322	335,323
Private securities	1,605	696	(2)	987	—	1,314	1,605
Contingent commitments	1,117	824		458	—	1,483	1,117

TOTAL ALLOWANCES	2,337,639	3,764,172	(3)	259,490	1,512,245	4,330,076	2,337,639

(1)

Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration the disclosures made in Note 8 - Other financial assets and Note 9 - Loans and other financing to the separate financial statements.

(2)	Set up in compliance with the provisions of Communication “A” 4084 issued by the BCRA.
(3)	It includes total exchange rate difference of:

- Other financial assets	10,601
- Loans and other financing	316,381
- Private securities	556

PROJECT FOR THE DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2018

(stated in thousands of pesos)

RETAINED EARNINGS (1)	22,235,715
To Legal Reserve (20% of 9,613,687)	(1,922,737)

SUBTOTAL 1	20,312,978

Other Comprehensive Income	—

SUBTOTAL 2	20,312,978

DISTRIBUTABLE BALANCE (2) (3)	6,820,335

To Cash Dividends	—
To unappropriated retained Earnings	7,690,950

(1)	It includes Optional Reserve for future distributions of earnings in the amount of 12,622,028.
(2)	Pursuant to Section 3 - Verification of Liquidity and solvency and Section 4 - Additional margins of capital of revised Text on Distribution of Earnings
(3)	The Board of Directors has decided to postpone the proposal for allocating income for fiscal year 2018 until the next Annual and Extraordinary Shareholders’ Meeting.

The distribution of earnings is contingent upon the approval of the Annual and Extraordinary Shareholders’ Meeting. This project for the distribution of earnings may vary in accordance with the referred authorizations.

KPMG Bouchard 710 - 1° piso - 01106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON SEPARATE FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Frances S.A.

Registered office: Av. Cordoba 111

City of Buenos Aires

Taxpayer identification number [C.U.I.T.] 30-50000319-3

Report on the financial statements

We have audited the accompanying separate financial statements of BBVA Banco Frances S.A. (the “Entity”), which include the separate statement of financial position as of December 31, 2018, the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the fiscal year then ended, and explanatory notes and exhibits.

The balances and other information for fiscal year 2017 are an integral part of the referred separate financial statements and, therefore, shall be considered in the light of these financial statements.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation of the accompanying separate financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (“BCRA”), which, as indicated in note 2 to the accompanying separate financial statements, is based on the International Financial Reporting Standards (“IFRS”), as approved by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), except for section 5.5. “Impairment” of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the financial statements that are free from material misstatement whether due to error or irregularities. The Board of Directors and Management are also responsible for the design, implementation and maintenance of internal controls deemed necessary to enable the preparation of this financial information free from material misstatements, whether due to error or fraud.

Auditors’ responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audit. We conducted our audit in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the auditing standards set forth by the BCRA applicable to the audit of financial statements (“Minimum Standards applicable to External Audits”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures, on a selective test basis, to obtain audit evidence about the financial information included in the financial statements.

KPMG, una sociedad argentina y firma miembro de la red de firmas miembro independientes de KPMG afiliadas a

KPMG International Cooperative (“KPMG International”), una entidad suiza. Derechos reservados.

We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. When performing this risk assessment, we considered the Company’s existing internal controls on the preparation and presentation of financial statements for the purpose of selecting the adequate auditing procedures, but not of expressing an opinion on the efficiency of the Entity’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BBVA Banco Frances S.A. as of December 31, 2018, the results of its operations, the changes in equity and cash flows for the year then ended, in conformity with the BCRA financial reporting framework described in note 2 to such separate financial statements.

Emphasis of matter

Without further modifying our opinion, we draw users’ attention to the information disclosed in note 2 to the accompanying financial statements, which should be considered for the interpretation thereof:

a)

The accompanying separate financial statements have been prepared by the Entity’s Board of Directors and Management in accordance with the BCRA financial reporting framework, which differs from IFRS as to the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments”; such section was temporarily excluded by the BCRA from the financial reporting framework applicable to financial institutions. This situation does not modify the opinion stated in the opinion paragraph but it should be considered by those users that apply IFRS to the interpretation of the accompanying separate financial statements;

b)

Although as of December 31, 2018, the conditions for the restatement of financial statements in constant currency set forth by IAS 29 are met, as provided for by BCRA Communication “A” 6651, the Entity has not applied such restatement. Although the Entity has not quantified the effects that the restatement in constant currency would have on the separate financial statements, the existence of an inflationary context affects the Entity’s financial position and results of operations and, therefore, the inflation impact may distort the financial information, which should be considered in the interpretation of the information provided by the Entity in these separate financial statements in respect of its financial position, comprehensive income and cash flows. Management estimates that both the Entity’s equity and income may differ significantly, should IAS 29 be applied. This situation does not modify the opinion stated in the Opinion paragraph but we expressly state that the accompanying financial statements have been prepared to present fairly the related financial information in accordance with the BCRA financial reporting framework, and the practices derived therefrom, as to the reporting currency, do not account for a fair presentation in accordance with the IFRS.

c)

The accompanying separate financial statements have been prepared by the Entity’s Board of Directors and Management, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulator on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions. Such treatment differs from that set out by the IFRS, and

d)

The accompanying separate financial statements are issued for the first fiscal year in which the Entity applies the BCRA financial reporting framework. The effects of changes arising from applying this new financial reporting framework are disclosed in note 43 to the accompanying separate financial statements.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Such financial statements have been examined by other auditors, who issued an independent auditors’ report including an unqualified opinion on February 9, 2017. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework established by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework established by the BCRA.

City of Buenos Aires, March 8, 2019.

KPMG

Maria Gabriela Saavedra

Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

BBVA BANCO FRANCÉS S.A.

Registered Office: Av. Córdoba 111

Autonomous City of Buenos Aires

In our capacity as members of the Supervisory Committee of BBVA BANCO FRANCÉS S.A. (hereinafter, either “BBVA Francés” or the “Entity”) designated at the General and Extraordinary Shareholders’ Meeting held on April 19, 2018, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the annual report and the consolidated statement of financial position of BBVA Francés and its subsidiaries as of December 31, 2018, the related consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and certain exhibits and notes thereto, as well as the separate statements of income, other comprehensive income, changes in shareholders’ equity and cash flows, and certain exhibits and notes thereto.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions laid down by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

I.	DOCUMENTS SUBJECT TO REVIEW

i. ii. iii. iv. v. vi. vii. viii. ix. x. xi. xii. xiii. xiv. xv. xvi.

Annual report for the year ended December 31, 2018.

Financial statements for the year ended December 31, 2018 presented on a comparative basis.

Consolidated Statement of Financial Position.

Consolidated Statement of Income.

Consolidated Statement of Other Comprehensive Income.

Consolidated Statement of Changes in Shareholders’ Equity.

Consolidated Statement of Cash Flows.

Notes.

Exhibits.

Separate Statement of Financial Position.

Separate Statement of Income.

Separate Statement of Other Comprehensive Income.

Separate Statement of Changes in Shareholders’ Equity.

Separate Statement of Cash Flows.

Notes.

Exhibits.

II.	SCOPE OF OUR REVIEW

We performed our review in accordance with the terms of Argentine Companies Law No. 19550, as amended, and to the extent deemed pertinent, in accordance with the provisions of Technical Pronouncement No. 37 issued by the Argentine Federation of Professional Councils in Economic Sciences. Such standards require that we review the financial statements referred to in paragraph I in accordance with applicable generally accepted accounting principles in Argentina, and that we see to the consistency of the documents subject to review with the information on corporate decisions disclosed in minutes, and the conformance of such decisions to the Law and the corporate by-laws in all formal and documentary aspects.

In conducting our review of the documents detailed in paragraph I, we have examined the work performed by the external auditors KPMG, who issued their auditor report on March 8, 2019 with an unqualified opinion and an emphasis matter paragraph concerning certain issues disclosed in the financial statements, which are described in paragraph III of this report.

Our work embraced planning for our review, defining the nature, scope and timing of the procedures applied, and reviewing the conclusions of the audit performed by said auditors.

An audit entails performing procedures on a selective basis to obtain judgmental elements on the disclosures included in the financial statements. The selected procedures depend on our professional judgment, including the assessment of the risk of material misstatements in the financial statements. In performing such risk assessment, we have considered the Entity’s existing internal control on the preparation and presentation of the financial statements in order to select the appropriate auditing procedures in light of the circumstances, but not in order to render an opinion on the effectiveness of such internal control. An audit also involves assessing the accounting criteria used by the Entity, the material estimates made by the Board of Directors, and the overall presentation of the financial statements. We consider the judgmental elements we have obtained are valid and sufficient to support our opinion.

III.	EMPHASIS MATTER

Without altering our opinion, we call attention to the following aspects: As explained in Note 2 a), the accompanying consolidated financial statements were prepared by the Entity’s Board of Directors and management in accordance with the financial reporting framework established by the BCRA. These standards differ from the IFRS in that the BCRA has temporarily excluded the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial instruments” from the financial reporting framework applicable to financial institutions. This matter does not modify the opinion rendered in the opinion paragraph, but should be considered by users who rely on IFRS in understanding the accompanying financial statements.

As explained in notes 2.b) and 3.2, despite the fact that as of December 31, 2018 the conditions set forth in IAS 29 for the restatement of financial statements into constant currency had been met, the Entity did not apply such restatement, in compliance with the provisions of Communication “A” 6651 handed down by the BCRA. Even though the Entity has not quantified the effects the restatement into constant currency would have on its consolidated financial statements, the existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort financial disclosures and shall be taken into consideration in the interpretation of the information the Entity provides in the accompanying consolidated financial statements concerning its financial position, comprehensive income and cash flows. Management estimates that the Entity’s shareholders’ equity and profit or loss may substantially differ if IAS 29 was applied. This matter does not modify the opinion rendered in the opinion paragraph; however, special emphasis is made on the fact that even though the accompanying financial statements were prepared in order for them to be fairly presented in accordance with the financial reporting framework laid down by the BCRA, the practices required under such financial reporting framework concerning unit of measurement prevent a fair presentation under IFRS.

As explained in note 2.c), the accompanying consolidated financial statements were prepared by the Entity’s Board of Directors and management also in accordance with the rules prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Such treatment differs from the provisions of IFRS and, as explained in note 2, such financial statements are the first annual financial statements prepared pursuant to the new financial reporting framework established by the BCRA. The effects of the changes resulting from the application of the new financial reporting framework are detailed in note 58 to the accompanying consolidated financial statements.

The accompanying separate financial statements were prepared by the Entity’s Board of Directors and management in accordance with the financial reporting framework established by the BCRA. These standards differ from IFRS in that the BCRA has temporarily excluded the application of paragraph 5.5 “Impairment” of IFRS 9 “Financial instruments” from the financial reporting framework applicable to financial institutions. This matter does not modify the opinion rendered in the opinion paragraph, but should be considered by users who rely on IFRS in understanding these financial statements. Despite the fact that as of December 31, 2018 the conditions set forth in IAS 29 for the restatement of financial statements into constant currency had been met, the Entity did not apply such restatement, in compliance with the provisions in Communication “A” 6651 handed down by the BCRA. Even though the Entity has not quantified the effects the restatement into constant currency would have had on its separate financial statements, the existence of an inflationary context affects the Entity’s financial position and profit or loss and, therefore, the impact of inflation may distort financial disclosures and shall be taken into consideration in the interpretation of the information the Entity provides in the accompanying separate financial statements concerning its financial position, comprehensive income and cash flows. Management estimates that the Entity’s shareholders’ equity and profit or loss may substantially differ if IAS 29 was applied. This matter does not modify the opinion rendered in the opinion paragraph; however, special emphasis is made on the fact that even though the accompanying financial statements were prepared in order for them to be fairly presented in accordance with the financial reporting framework laid down by the BCRA, the practices required under such financial reporting framework concerning unit of measurement prevent a fair presentation under IFRS. The accompanying separate financial statements were also prepared by the Entity’s Board of Directors and management in accordance with the rules prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Such treatment differs from the provisions established in IFRS and the accompanying separate financial statements are the first annual financial statements prepared by the Entity in accordance with the new financial reporting framework established by the BCRA. The related effects are disclosed in note 43 to the accompanying separate financial statements.

IV.	OPINION

We have reviewed the Entity’s financial statements as of December 31, 2018 which, in our opinion, fairly present, in all material aspects, the consolidated financial position of BBVA Banco Francés S.A. and its subsidiaries as of December 31, 2018, as well as their consolidated profit and loss, changes in shareholders’ equity, and cash flows for the fiscal year then ended in accordance with the financial reporting framework established by the BCRA which is described in note 2 to said consolidated financial statements, as well as the accompanying separate financial statements which are described in note 2 thereto.

As far as the matters within our competence are concerned, we have no observation to make about the Board of Directors’ Annual Report referred to in paragraph I, i), with the forward-looking statements contained therein being the exclusive responsibility of the Entity’s Board.

We have also reviewed the Board of Director’s report on the degree of compliance with the Code of Corporate Governance which is attached as an exhibit to the Annual Report, and have no observations to make as to the truthfulness of the disclosures therein contained.

V.	INFORMATION REQUIRED BY APPLICABLE PROVISIONS.

We hereby report that the figures disclosed in the accompanying financial statements arise from the Entity’s financial records which have been kept, in all formal aspects, in accordance with applicable legal and regulatory standards.

The financial statements referred to in paragraph I have been transcribed to the Financial Statements for Reporting Purposes book.

We have reviewed the additional information required by the Argentine Securities Commission (CNV) in respect of which, as far as the matters within our competence are concerned, we have no observations to make.

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Law No. 19550, including attending to Board of Directors’ meetings.

We have also reviewed the compliance with performance bonds required of directors and the same are compliant with the provisions of General Resolution No. 7/2015 of the Argentine Superintendence of Corporations (IGJ).

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

Autonomous City of Buenos Aires, March 8, 2019

Alejandro Mosquera
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL YEAR ENDED

DECEMBER 31, 2018

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA decided to apply International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2018 with a temporary exception for Section 5.5 - “Impairment”, in IFRS 9 and International Accounting Standard (IAS) No. 29 “Reporting in hyperinflationary economies”, and considering, in turn, the accounting standards set forth by the referred entity through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax provisions. Besides, in the particular case of International Accounting Standard (IAS) No. 29, the Argentine Central Bank has temporarily excluded its application until January 1, 2020 (“New financial reporting framework set forth by the BCRA”). As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to the new financial reporting framework set forth by the BCRA as of December 31, 2018, 2017 and 2016.

As of December 31, 2018, assets amounted to 354,614,203, liabilities amounted to 316,032,426 and shareholders’ equity amounted to 38,581,777.

On September 25, 2018, BBVA Francés ceased to have control of Volkswagen Financial Services Compañía Financiera S.A. (VWFS) due to the termination of the two-year term committed by the Bank to provide financing to the company if it failed to diversify its sources of funding. According to International Accounting Standard (IAS) No. 28, VWFS is registered as “Associate” as from such date and as of December 31, 2018.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.9 million customers as of December 31, 2018. That network includes 252 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 15 in-company banks, one point of sales, two points of Customer service booths, 820 ATMs and 823 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,089 employees as of December 31, 2018.

The private loans portfolio totaled 181,421,757 pesos as of December 31, 2018, reflecting an increase by 42.2% as compared to the previous year, which allowed the Bank to win 56 basis points of the market share, reaching 7.7% at the end of the fiscal year.

The growth of the loans portfolio was backed by the growth of the mortgage loans and consumer loans portfolios, which recorded an increase by 126.8% and 41.8% as compared to December 2017, respectively, while the credit cards business continued to strengthen, increasing the consumer market share. Pledge loans have dropped during the period mainly due to the effect generated by the deconsolidation of Volkswagen Compañía Financiera.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 1.93%, with a coverage level (total allowances/irregular performance) of 117.8% as of December 31, 2018.

The total exposure for securities and loans to the Government Sector totaled 43,674,937 pesos at year end, including repos both with the BCRA and Argentina, the latter for USD 350 million.

Information not Covered by the Audit Report.

In terms of liabilities, customers’ resources totaled 259,509,061, with a 68.6% increase over the last twelve months.

The market share of deposits to the private sector reached 7.62% as of December 31, 2018.

Breakdown of changes in the main income/loss items:

BBVA Francés recorded an accumulated profit 9,705,176 as of December 31, 2018, representing a return on average liabilities of 3.9% and a return on average assets of 3.4%.

Net financial income totaled 26,129,314, with an 82.6% growth as compared to December 2017, mainly driven by the growth of the activity and better spreads.

Net income from services totaled 4,795,923, an 86.9% increase compared to December 2017. This increase is mainly due to higher income from deposit accounts as a result of both the increase in activity and the rise in prices and commissions from credit and debit cards, which is reflected in the increase in the consumer segment share.

Administrative expenses and personnel benefits totaled 16,138,245, a 34.1% growth in relation to those recorded for December 2017. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

Outlook

BBVA Francés will continue to strengthen its strategy based on the growth and transformation for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-selling, improving the quality of service and enhancing efficiency levels as well as the development and training of teams.

Additionally, in a context that has turned out to be more complex, focus will be made on funding, mainly retail, so as to reach a higher efficiency in the mix and develop more relevant liabilities for the purpose of sustaining credit growth.

Information not covered by the Audit Report.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	12.31.18 (1)	12.31.17 (1)
Total Assets	354,614,203	212,944,734
Total Liabilities	316,032,426	182,707,674
Parent’s Shareholders’ Equity	38,551,665	29,929,036
Non-controlling Shareholders’ Equity	30,112	308,024
Total Liabilities + Shareholders’ Equity	354,614,203	212,944,734

	12.31.16 (2)	12.31.15 (2)	12.31 14 (2)
Total Assets	151,752,711	110,736,198	74,288,906
Total Liabilities	134,672,535	96,681,699	63,680,972
Minority interest	620,141	338,136	276,058
Shareholders Equity	16,460,035	13,716,363	10,331,876
Total Liabilities + Minority interest + Shareholders Equity	151,752,711	110,736,198	74,288,906

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering memorandum No. 6/2017 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF INCOME STRUCTURE

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	12.31.18 (1)	12.31.17 (1)
Net interest income	26,129,314	14,523,074
Net commission income	4,795,923	2,566,013
Net income from measurement of financial instruments at fair value through profit or loss	106,620	2,639,026
Net income, (loss) from write-down of assets at amortized cost and at fair value through OCI	(121,400)	6,723
Gold and foreign currency quotation differences	5,306,709	2,099,742
Other operating income	4,862,125	3,906,097
Loan loss provision	(3,461,077)	(1,704,000)
Net operating income	37,618,214	24,036,675
Personnel benefits	(8,961,174)	(6,875,018)
Administrative expenses	(7,177,071)	(5,160,421)
Asset depreciation and impairment	(876,371)	(650,873)
Other operating expenses	(7,651,564)	(5,659,371)
Operating income	12,952,034	5,690,992
Income from associates and joint ventures	780,554	433,939
Income before income tax from continuing activities	13,732,588	6,124,931
Income tax from continuing activities	(4,027,412)	(1,607,976)
Net income from continuing activities	9,705,176	4,516,955
Net income for the year	9,705,176	4,516,955

	12.31.16 (2)	12.31.15 (2)	12.31.14 (2)
Financial income	12,424,096	9,443,778	7,616,880
Loan loss provision	(1,054,828)	(637,017)	(574,663)
lncome from services	4,322,799	3,675,056	3,349,448
Administrative expenses	(9,557,633)	(6,595,146)	(5,607,097)

Net intermediation income	6,134,434	5,886,671	4,784,568
Miscellaneous profits and losses - net	65,328	84,357	194,315
Loss from minority interest	(106,220)	(136,071)	(103,663)
Income tax and minimum presumed income tax	(2,449,870)	(2,050,470)	(1,670,724)

Net income for the year	3,643,672	3,784,487	3,204,496

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering memorandum No. 6/2017 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE WITH

THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	12.31.18 (1)	12.31.17 (1)
Net cash generated by / (used in) operating activities	34,096,601	(18,161,515)
Net cash used in investment activities	(883,552)	(1,473,116)
Net cash generated by financing activities	4,961,094	5,639,027
Effect of exchange rate changes	22,695,376	4,066,597

Total cash generated by / (used in) during the period	60,869,519	(9,929,007)

	12.31.16 (2)	12.31.15 (2)	12.31.14 (2)
Net cash generated by operating activities	21,113,585	18,499,162	1,484,429
Net cash used in investment activities	(2,473,496)	(1,946,853)	(1,442,772)
Net cash used in financing activities	(1,404,055)	(1,140,987)	(693,313)
Financial and holdings results of cash and cash equivalents	3,256,787	—	—

Total cash generated by during the year	20,492,821	15,411,322	(651,656)

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering memorandum No. 6/2017 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

STATISTICAL DATA COMPARATIVE WITH THE SAME PERIODS

FOR PREVIOUS YEARS

(Variation of balances during the same period of the previous fiscal year)

12.31 18 / 17 (1)
Total loans	42.18%
Total deposits	68.58%
Income / (loss)	114.89%
Shareholders’ Equity	27.60%

	31.12.17 / 16 (2)	31.12.16 / 15 (2)	31.12.15 / 14 (2)
Total loans	62.72%	39.47%	32.53%
Total deposits	34.40%	49.12%	49.42%
Income / (loss)	6.44%	-3.72%	18.10%
Shareholders’ Equity	58.30%	20.00%	32.76%

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering memorandum No. 6/2017 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS WITH THE SAME PERIODS FOR PREVIOUS YEARS

	12.31.18 (1)	12.31.17 (1)
Solvency (1)	12.21%	16.54%
Liquidity (2)	50.23%	39.19%
Tied-up capital (3)	26.77%	32.60%
Indebtedness (4)	8.19	6.04

(1)	Total Shareholders’ Equity/Liabilities.
(2)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(3)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(4)	Total Liabilities/Shareholders’ Equity.

	12.31.16 (2)	12.31.15 (2)	12.31.14 (2)
Solvency (1)	12.17%	14.14%	16.15%
Liquidity (2)	53.19%	55.15%	47.03%
Tied-up capital (3)	2.92%	2.62%	3.05%
Indebtendness (4)	8.22	7.07	6.19
Profitability (5)	24.15%	31.47%	36.65%

(1)	Total Shareholders’ Equity/Liabilities (including minority interest).
(2)	Sum of cash and due from banks and government and private securities/deposits.
(3)	Sum of premises and equipment, miscellaneous assets and intangible assets/Assets.
(4)	Total Liabilities (including minority interest)/Shareholders’ Equity.

(1)

Pursuant to the measurement and presentation criteria established by the financial reporting framework set forth by the BCRA, which includes the temporary application exception of IFRS 9 (Impairment) and IAS 29, apart from considering memorandum No. 6/2017 of the BCRA.

(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new registered, common shares. Refer to Note 29. Share Capital of the Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. in the amount of 204,000 thousand pesos, equivalent to 204,000,000 non-endorsable, registered, common shares, with a value of $1 and one vote per share.

On September 25, 2018, the Entity made a capital contribution in proportion to its ownership interest in Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. in the aggregate amount of 26,945 thousand pesos, equivalent to 26,944,600 non-endorsable, registered common shares, with a value of $1 and one vote per share.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown by Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities by Remaining Terms” of BBVA Banco Francés S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	104,161,036	16,511,987	11,758	60,637,566	—

TOTAL	104,161,036	16,511,987	111,758	60,637,566	—

	Local currency			Foreign currency
Item In thousands of Pesos	With Interest rate clause	With CER adjustment clause	Without Interest rate clause	With interest rate clause	Without interest rate clause	Securities
Deposits and liabilities
Deposits	72,086,048	3,067,968	31,479,996	109,050,614	31,479,996	—
Other liabilities (1)	4,528,664	—	36,101,862	5,444,349	6056,103	79,394

TOTAL	76,614,712	3,067,968	67,581,858	114,494,963	37,536,099	79,394

(1)

Includes the following items: Derivative instruments, Repo Transactions, Other financial liabilities, Loans received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	5,501,864	15,570,831
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquake	19,658,621	9,672,103
Motor vehicles	All kinds of risks and third-party insurance	23,421	12,705
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	75,617

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax of the Consolidated Financial Statements of BBVA Banco Francés S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 48. Restrictions on the payment of dividends of the Consolidated Financial Statements of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: May 2, 2019	By:	/s/ Ernesto R. Gallardo Jimenez
		Name:	Ernesto R. Gallardo Jimenez
		Title:	Chief Financial Officer